As filed with the Securities and Exchange Commission on July 1, 2010

Registration No. 333-165717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Envestnet, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7389	20-1409613
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

35 East Wacker Drive, Suite 2400

Chicago, Illinois 60601

(312) 827-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shelly O’Brien

General Counsel

Envestnet, Inc.

35 East Wacker Drive, Suite 2400

Chicago, Illinois 60601

(312) 827-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edward S. Best Diego A. Rotsztain Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 782-0600	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)(3)
Common Stock, par value $0.005 per share		$100,000,000	$7,130

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 1, 2010

             Shares

Envestnet, Inc.

Common Stock

We are selling              shares of common stock and the selling stockholders are selling              shares of common stock. We will not receive any of the proceeds from the sale of shares of common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “ENV.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Envestnet	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters have an option to purchase a maximum of              additional shares from us to cover over-allotments of shares.

Delivery of the shares of common stock will be made on or about                      , 2010.

Morgan Stanley	UBS Investment Bank	Barclays Capital

William Blair & Company	RBC Capital Markets	Stifel Nicolaus

Sandler O’Neill	Melvin & Company

The date of this prospectus is                     , 2010

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                     , 2010 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the terms “Envestnet,” the “company,” “we,” “us” and “our” refer to Envestnet, Inc. and its subsidiaries.

Our Company

We are a leading independent provider of technology-enabled, Web-based investment solutions and services to financial advisors. By integrating a wide range of investment solutions and services, our technology platform provides financial advisors with the flexibility to address their clients’ needs. We work with financial advisors who are independent, as well as those who are associated with small or mid-sized financial advisory firms and larger financial institutions, which we refer to as enterprise clients. We focus our technology development efforts and our sales and marketing approach on addressing financial advisors’ front-, middle- and back-office needs. We believe that our investment solutions and services allow financial advisors to be more efficient and effective in the activities critical to their businesses by facilitating client interactions, supporting and enhancing portfolio management and analysis, and enabling reliable account support and administration.

Our centrally-hosted technology platform provides financial advisors with the flexibility to choose freely among a wide range of investment solutions, services, investment managers and custodians to identify those that are most appropriate for their clients. Given the flexibility of choice it provides, we refer to our technology platform as having “open architecture”. Our technology platform provides financial advisors with the following:

•

A series of integrated services to help them better serve their clients, including risk assessment and selection of investment strategies, asset allocation models, research and due diligence, portfolio construction, proposal generation, account rebalancing, account monitoring, overlay services, performance reporting and communication tools, as well as access to a wide range of leading third-party asset custodians;

•	Web-based access to a wide range of technology-enabled investment solutions, including:

•	separately managed accounts, which allow advisors to offer their investor clients a customized, professionally managed portfolio of securities with a personalized tax basis;

•	unified managed accounts, which are similar to separately managed accounts but allow the advisor to use different types of investment vehicles in one account;

•	advisor-directed portfolios, where advisors create, implement and maintain their own investment portfolio models to address specific client needs; and

•	mutual funds and portfolios of exchange-traded funds; and

•	Access to a broad range of investment managers and investment strategists, as well as to our internal investment management and portfolio consulting group, Portfolio Management Consultants.

Portfolio Management Consultants primarily engages in consulting services aimed at providing financial advisors with additional support in addressing their clients’ needs, as well as the creation of proprietary investment solutions and products. Portfolio Management Consultants’ investment solutions and products include managed account and multi-manager portfolios, mutual fund portfolios and exchange-traded fund portfolios.

A majority of our revenues are derived from fees charged as a percentage of the assets that are managed or administered on our technology platform by financial advisors. Our asset-based fees vary based on the types of investment solutions and services that financial advisors utilize. As of March 31, 2010, approximately $41 billion of investment assets for which we receive asset-based fees were managed or administered utilizing our technology platform by approximately 8,500 financial advisors in approximately 185,000 investor accounts.

We also generate revenues from recurring, contractual licensing fees for providing access to our technology platform, generally from a small number of enterprise clients. Licensing fees are generally fixed for a specified contract term and are based on the level and types of investment solutions and services provided, rather than on the amount of client assets on our technology platform. As of March 31, 2010, approximately $54 billion of investment assets for which we receive licensing fees for utilizing our technology platform were serviced by approximately 5,700 financial advisors through approximately 545,000 investor accounts.

For over 90% of our asset-based fee arrangements, we bill customers at the beginning of each quarter based on the market value of customer assets on our technology platform as of the end of the prior quarter, providing for a high-degree of visibility for the current quarter. Furthermore, our licensing fees are highly predictable because they are generally set in multi-year contracts, providing longer term visibility regarding a portion of our total revenues.

In the year ended December 31, 2009, we had total revenues of $77.9 million, income from operations of $4.3 million, net loss of $0.9 million, adjusted EBITDA of $10.6 million, adjusted operating income of $6.1 million and adjusted net income of $2.4 million. In the three months ended March 31, 2010, we had total revenues of $21.6 million, loss from operations of $2.7 million, net loss of $2.5 million, adjusted EBITDA of $3.1 million, adjusted operating income of $1.7 million and adjusted net income of $1.2 million. See “—Summary Consolidated Financial Information and Other Data—Notes to Other Financial and Operating Data” for a reconciliation of these non-GAAP measures to the closest comparable measures calculated in accordance with U.S. GAAP.

The following tables set forth the assets and accounts that were managed or administered on our technology platform by financial advisors as of the end of the quarters indicated below:

We were founded in 1999 and through organic growth and strategic transactions we have grown to become a leading independent provider of technology-enabled, Web-based investment solutions and services to financial advisors. Our headquarters are located in Chicago and we have offices in New York, Denver, Sunnyvale (CA), Boston, Landis (NC) and Trivandrum, India.

Recent Developments

In February 2010, we signed a seven-year platform services agreement with FundQuest Incorporated, a global investment and managed account services company and subsidiary of BNP Paribas Investment Partners.

Pursuant to this agreement, FundQuest will continue to provide investment products to its clients, but our technology platform will replace FundQuest’s technology platform. As of April 30, 2010, FundQuest had approximately $13 billion in assets on its platform, managed by approximately 6,200 financial advisors through approximately 85,000 accounts. In May 2010, we substantially completed converting the assets on FundQuest’s platform to our technology platform.

Our Market Opportunity

The wealth management industry has experienced significant growth in terms of assets invested by retail investors in the past several years. According to the Federal Reserve, U.S. household and non-profit organization financial assets totaled $45.1 trillion as of December 31, 2009, up from $41.7 trillion in 2008 and $35.4 trillion in 2003. According to Cerulli Associates, an industry consulting firm, as of December 31, 2008, $8.5 trillion of assets were professionally managed compared to $6.8 trillion as of December 31, 2003.

In addition to experiencing significant growth in financial assets, the wealth management industry is characterized by a number of important trends, including those described below, which we believe create a significant market opportunity for technology-enabled investment solutions and services like ours.

•

Increased prevalence of independent financial advisors. Based on industry news reports, we believe that over the past several years an increasing percentage of financial advisors have elected to leave large financial institutions and start their own financial advisory practices or move to smaller, more independent firms.

•

Increased reliance on technology among independent financial advisors. In order to compete effectively in the marketplace, independent financial advisors are increasingly relying on technology service providers to help them provide comparable services cost effectively and efficiently, according to Cerulli Associates.

•

Increased use of financial advisors. We believe, based on an analysis done by Cerulli Associates, that the recent significant volatility and increasing complexity in securities markets has resulted in increased investor interest in receiving professional financial advisory services.

•

Increased use of fee-based investment solutions. Based on our industry experience, we believe that in order for financial advisors to effectively manage their clients’ assets, they are seeking account types that offer the flexibility to choose among the widest range of investment solutions. Financial advisors typically charge their clients fees for these types of flexible accounts based on a percentage of assets rather than on a commission or other basis.

•

More stringent standards applicable to financial advisors. Increased scrutiny of financial advisors to ensure compliance with current laws, coupled with the possibility of new laws focused on a fiduciary standard, may require changes to the way financial advisors offer advice. In order to adapt to these changes, we believe that financial advisors may benefit from utilizing a technology platform, such as ours, that allows them to address their clients’ wealth management needs.

Our Competitive Strengths

We believe we benefit from the following competitive strengths:

•

Superior integrated wealth management technology platform. Based on our industry experience, we believe that we offer financial advisors the widest range of tools, features, functionality and services in a single, integrated Web-based technology platform, which empowers financial advisors to be more productive and effective in addressing their clients’ needs.

•

Access to a wide range of investment solutions. Our technology platform provides financial advisors with access to approximately 1,100 different investment solutions offered by more than 250 separate account managers and 28 third-party investment strategists, as well as our internal investment and research group, Portfolio Management Consultants, and access to a full range of investment programs.

•

Enabling choice through open architecture. Our centrally hosted technology platform is designed based on the principle of “open architecture,” which provides financial advisors with the flexibility to choose among many investment solutions, services, investment managers and custodians to identify those that are most appropriate for their clients.

•

Independent and unbiased technology services provider. We are not controlled by a financial institution, broker-dealer or other entity operating in the securities or wealth management industry, which we believe affords us a greater level of independence and impartiality.

•

Significant operating scale and efficiency. We believe, based on our discussions with customers, that the scale of our operations generates confidence among financial advisors in our ability to meet their needs, and enables us to provide investment solutions and services efficiently and cost-effectively.

•	Deep and loyal customer base. We have long-standing relationships with some of the most well-known and largest networks of financial advisors in the United States.

•

Proven management team. Our senior management team has a track record of working together, both at our company and at prior companies. Our founder and co-founders are still actively involved in our day-to-day operations.

Our Growth Strategy

We intend to increase our revenue and profitability by continuing to pursue the following strategies:

•

Increase the advisor base within our existing enterprise clients. Through the outreach and marketing activities of our regional sales and client service teams, we intend to continue the process of leveraging our existing enterprise client relationships to add new financial advisors to our technology platform. During the past four years, the number of financial advisors using our technology platform from existing enterprise clients has grown at a compound annual growth rate of 12%.

•

Extend the account base within a given advisor relationship. As our working relationships with our financial advisor customers develop over time, and through our sales and marketing efforts, we will seek to move more of their clients’ assets onto our technology platform. During the four year period ending December 31, 2009, the average number of accounts under management or administration per advisor on our technology platform has grown from approximately 11 to 21, an increase of 91%. As a result, total accounts under management or administration have grown at a compound annual growth rate of 39% during the past four years.

•

Expand the services we provide each advisor. We will continue to educate our financial advisor customers about our capabilities in order to expand the scope of our investment solutions and services they employ.

•

Obtain new enterprise clients. Through our enterprise sales team, we intend to continue to focus on obtaining new enterprise client relationships, which provide us with access to a large number of financial advisors that may be interested in utilizing our technology platform, as well as to the assets under management or administration that are managed by these financial advisors.

•

Continue to invest in our technology platform. In the years ended December 31, 2007, December 31, 2008 and December 31, 2009, we had technology development expenditures totaling $4.2 million, $4.5 million and $4.5 million, respectively. In the three months ended March 31, 2009 and 2010, we had technology development expenditures totaling $1.1 million and $1.2 million, respectively. We expect to have similar levels of technology development expenses in the remainder of 2010 and in 2011. We will continue to invest in our technology platform to provide access to investment solutions and services from a wide range of leading third-party providers, while also continuing to enhance the investment solutions and services we offer through Portfolio Management Consultants.

•

Continue to pursue transactions and other relationships. We believe we have been historically successful in identifying and executing transactions that have complemented our business and allowed us to compete more effectively in our industry. Though we have no transactions planned currently, we intend to continue to selectively pursue acquisitions, investments and other relationships that we believe can significantly enhance the attractiveness of our technology platform or expand our client base.

Our Business Model

We believe that a number of attractive characteristics significantly contribute to the success of our business model, including:

•

Attractive business model with operating leverage. Because we have designed our systems architecture to accommodate growth in the number of advisors and accounts and to provide the flexibility to add new investment solutions and services, our technology platform and infrastructure allow us to grow our business efficiently, without the need for significant additional expenditures and with low marginal costs required to add new investment solutions and services. This enables us to generate substantial operating leverage during the course of our relationship with a financial advisor.

•

Recurring and resilient revenue base. The majority of our revenues is recurring and is derived either from asset-based fees, which are billed primarily at the beginning of each quarter, or from fixed fees under multi-year license agreements.

•

Strong customer retention. We believe that financial advisors are less likely to move away from our technology platform due to the breadth of access to investment solutions and services that we provide and the significant time and resources that would be required to shift to another technology platform.

•

Favorable industry trends. We believe we are well-positioned to take advantage of favorable trends in the wealth management industry, particularly the growth in investable assets, the movement toward independent financial advisors and fee-based pricing structures and increased use of technology.

Risks

This offering involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before purchasing our common stock. Our results of operations, financial condition or business could be materially adversely affected by any of those risks. The principal risks we face, include, but are not limited to, difficulty in sustaining rapid revenue growth, which may place significant demands on our administrative, operational and financial resources, fluctuations in our revenue, the concentration of nearly all of our revenues from the delivery of investment solutions and services to clients in the financial advisory industry, our reliance on a limited number of clients for a material portion of our revenue, the renegotiation of fee percentages or termination of our services by our clients, the impact of market and economic conditions on our revenues, compliance failures, regulatory actions against us, the failure to protect our intellectual property rights and our inability to successfully execute the conversion of our clients’ assets from their technology platform to our platform in a timely and accurate manner.

The Offering and Related Transactions

In connection with this offering, our 41% shareholder, The EnvestNet Group, Inc., or the Envestnet Shareholder, will merge with and into our company, with our company being the surviving entity. Pursuant to the merger, all of the Envestnet Shareholder’s outstanding preferred shares will convert into Envestnet Shareholder common shares and the Envestnet Shareholder will liquidate and distribute all of the shares of our common stock then held by the Envestnet Shareholder pro rata to the holders of its common shares. In addition, pursuant to their terms, each series of our outstanding preferred stock outstanding immediately prior to this offering will convert into shares of our common stock, effective upon the closing of this offering. See “Certain Relationships and Related Party Transactions”.

Additional Information

We were incorporated in the State of Delaware in 2004. Our principal executive offices are located at 35 East Wacker Drive, Suite 2400, Chicago, Illinois 60601, and our telephone number is (312) 827-2800. Our website address is www.envestnet.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

The Offering

Shares of common stock offered by Envestnet	Shares

Shares of common stock offered by the selling stockholders	Shares

Total shares of common stock offered	Shares

Shares of common stock to be outstanding immediately after this offering	Shares

Option to purchase additional shares offered by Envestnet	Shares

Use of proceeds	The net proceeds from this offering may be used for general corporate purposes, including for selective strategic investments through acquisitions, alliances or other transactions. We will not receive any proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We do not currently intend to declare dividends on shares of our common stock. See “Dividend Policy.”

Risk factors	You should carefully read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed NYSE symbol	“ENV”

Except as otherwise noted, all information in this prospectus:

•	assumes that the 5 for 1 reverse stock split approved by our Board of Directors has taken effect;
•	assumes an initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus; and

•	assumes no exercise of the underwriters’ over-allotment option.

In addition, the number of shares of our common stock to be outstanding immediately after this offering is based on 26,043,153 shares outstanding as of March 31, 2010, assumes, unless otherwise noted, that the transactions described under “—The Offering and Related Transactions” were consummated on such date and excludes:

•	3,354,412 shares of common stock issuable upon the exercise of outstanding options issued under our 2004 Stock Incentive Plan, at a weighted average exercise price of $6.85;

•

1,875,230 options to be granted to our employees immediately prior to the consummation of this offering, representing a one-time grant of options to each of our employees, at an estimated exercise price of $            per share, the midpoint of the range set forth on the cover page of this prospectus;

•	2,700,000 shares of common stock reserved for future issuance under our 2010 Long-Term Incentive Plan; and

•

             shares issuable under a warrant granted to FundQuest, Incorporated in February 2010. Terms of the warrant are described in Management’s Discussion and Analysis of Financial Condition and Results of Operations found elsewhere in this prospectus.

Summary Consolidated Financial Information and Other Data

The summary consolidated statements of operations data for the three months ended March 31, 2009 and 2010 and the summary consolidated balance sheet data as of March 31, 2010 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated statements of operations data presented for each of the years ended December 31, 2007, 2008 and 2009 and the summary consolidated balance sheet data as of December 31, 2008 and 2009 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for each of the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our unaudited consolidated financial statements that are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future, and the results of interim periods are not necessarily indicative of results for the entire year.

The information set forth below should be read together with “Capitalization,” “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our audited consolidated financial statements and related footnotes included elsewhere in this prospectus and our unaudited condensed consolidated financial statements and related footnotes included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(Unaudited)	(Unaudited)				(Unaudited)
	(In thousands, except for share and per share information)
Revenues:
Assets under management or administration	$31,989	$49,806	$71,442	$71,738	$56,857	$13,334	$16,396
Licensing and professional services	7,962	9,245	10,027	20,104	21,067	5,347	5,236

Total revenues	39,951	59,051	81,469	91,842	77,924	18,681	21,632

Operating expenses:
Cost of revenues	17,677	25,221	34,541	34,604	24,624	5,920	7,020
Compensation and benefits	15,064	18,878	23,250	28,452	28,763	7,004	8,090
General and administration (1)	7,748	9,334	12,135	15,500	15,726	3,629	7,109
Depreciation and amortization	2,422	2,524	2,914	3,538	4,499	1,047	1,331
Impairment of goodwill	14,405	—	—	—	—	—	—
Restructuring charges	—	—	—	—	—	—	752

Total operating expenses	57,316	55,957	72,840	82,094	73,612	17,600	24,302

Income (loss) from operations	(17,365)	3,094	8,629	9,748	4,312	1,081	(2,670)
Total other income (expense)	126	584	1,159	115	(3,368)	37	47

Income (loss) before income tax provision (benefit)	(17,239)	3,678	9,788	9,863	944	1,118	(2,623)
Income tax provision (benefit)	38	14	(14,150)	4,608	1,816	334	(112)

Net income (loss)	(17,277)	3,664	23,938	5,255	(872)	784	(2,511)
Less preferred stock dividends	—	—	—	(203)	(720)	(178)	(178)
Less net income allocated to participating convertible preferred stock (restated) (2)	—	(1,901)	(11,358)	(2,406)	—	(300)	—

Net income (loss) attributable to common stockholders (restated) (2)	$(17,277)	$1,763	$12,580	$2,646	$(1,592)	$306	$(2,689)

Net income (loss) per share attributable to common stockholders
Basic (restated) (2)	$(1.63)	$0.16	$0.95	$0.20	$(0.12)	$0.02	$(0.21)

Diluted	$(1.63)	$0.16	$0.95	$0.19	$(0.12)	$0.02	$(0.21)

Weighted average common shares outstanding:
Basic (restated) (2)	10,603,499	11,065,612	13,213,503	13,354,845	12,910,998	12,917,627	12,966,820

Diluted	10,603,499	11,065,612	13,213,503	13,675,013	12,910,998	13,610,256	12,966,820

Pro forma net loss per share (unaudited):
Basic (3)					$(0.03)		$(0.10)

Diluted (3)					$(0.03)		$(0.10)

Pro forma weighted average common shares outstanding (unaudited):
Basic (3)					25,613,632		25,944,386

Diluted (3)					25,613,632		25,944,386

Notes to the Consolidated Statements of Income

(1)	Included in general and administration expenses for the year ended December 31, 2009 is $385 of bad debt expense and $601 of legal expenses related to the Fetter Logic litigation. See notes 7 and 15 to the notes to the audited consolidated financial statements. Included in general and administration expenses for the three months ended March 31, 2010 is $2,668 of bad debt expense and $724 of legal expenses related to the Fetter Logic litigation. See notes 5 and 14 to the notes to the unaudited condensed consolidated financial statements.
(2)	In 2007 and 2008, the Company originally reported net income attributable to common stockholders of $23,938 and $5,052, respectively and net income per share attributable to common stockholders—basic of $1.81 and $.40 per share, respectively. These amounts did not include the allocation of net income to participating convertible preferred stock. The impact of including the allocation of net income to participating convertible preferred stock decreases net income attributable to common shareholders for 2007 and 2008 to $12,580 and $2,646, respectively and net income per share attributable to common stockholders to—basic of $0.95 per share and $0.20 per share, respectively. The change had no effect on our net income, diluted earnings per share, consolidated balance sheets, consolidated statements of stockholder’s equity and consolidated statements of cash flows. See note 19 to the notes to the audited consolidated financial statements.

(3)	Unaudited pro forma basic and diluted net loss per share and unaudited pro forma weighted average common shares outstanding as of December 31, 2009 and March 31, 2010 are presented after giving effect to the issuance of 12,702,634 shares and 12,977,566 shares, respectively of common stock issuable upon the conversion of all our outstanding shares of preferred stock upon completion of the offering. See note 14 to the notes to the audited consolidated financial statements and note 13 to the notes to the unaudited condensed consolidated financial statements.

Consolidated Balance Sheet Data

	December 31,					As of March 31, 2010
	2005	2006	2007	2008	2009	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(In thousands, unaudited)
Cash and cash equivalents	$7,131	$13,369	$25,255	$28,445	$31,525	$31,404	$30,303	$—
Working capital	2,990	5,657	15,168	21,405	27,262	24,195	23,094	—
Goodwill and intangible assets	17,074	12,320	5,402	4,331	3,261	2,994	2,994	2,994
Total assets	30,791	37,948	65,250	72,251	75,058	76,765	75,664	—
Stockholders’ equity	23,216	25,559	50,152	58,583	58,246	57,089	55,988	—

Notes to the Consolidated Balance Sheet Data

(1)	On a pro forma basis to give effect to the payment of a dividend on our series C convertible preferred stock in the amount of approximately $1,101,000 in cash and the issuance of 12,977,566 shares of common stock issuable upon the conversion of all our outstanding shares of preferred stock upon completion of the offering; and

(2)	On a pro forma as adjusted basis to give effect to the issuance of 12,977,566 shares of common stock issuable upon the conversion of all our outstanding shares of preferred stock upon completion of the offering, as adjusted to further reflect the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This amount will increase cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ .

Upon completion of the offering, each share of our series A convertible preferred stock, series B convertible preferred stock and series C preferred stock will be automatically converted into shares of common stock at the then effective conversion price. The conversion price per share of the series A preferred stock is $6.25 (equates to 160 shares of common stock for each preferred share). The conversion price per share of the series B preferred stock is $5.00 (equates to 200 shares of common stock for each preferred share). The conversion price per share of the series C preferred stock is $11.65 (equates to 200 shares of common stock for each preferred share).

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share would increase (decrease), on a pro forma basis, each of cash and cash equivalents, total assets and total stockholder’s equity by approximately $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Other Financial and Operating Data

	Year ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, unaudited)
Adjusted EBITDA	$(538)	$5,618	$11,564	$14,043	$10,595	$2,286	$3,052
Adjusted operating income (loss)	(2,960)	3,094	8,650	10,505	6,096	1,239	1,721
Adjusted net income (loss)	(2,872)	3,664	6,431	6,088	2,449	891	1,188

	As of December 31,					As of March 31, 2010
	2005	2006	2007	2008	2009
	(In millions, except account and advisor information)
Platform Assets
Assets Under Management (AUM)	$5,342	$7,099	$10,048	$7,136	$9,660	$10,916
Assets Under Administration (AUA)	8,194	12,632	18,883	21,742	27,931	29,580

Subtotal AUM/A	13,536	19,731	28,931	28,878	37,591	40,496
Licensing	12,868	32,278	53,166	41,704	51,450	54,135

Total Platform Assets	$26,404	$52,009	$82,097	$70,582	$89,041	$94,631

Platform Accounts
AUM	16,248	23,557	35,588	37,345	45,645	49,020
AUA	31,112	49,466	77,713	121,645	129,530	136,335

Subtotal AUM/A	47,360	73,023	113,301	158,990	175,175	185,355
Licensing	191,793	327,328	485,011	547,283	510,865	545,299

Total Platform Accounts	239,153	400,351	598,312	706,273	686,040	730,654

Advisors
AUM/A	4,472	5,669	7,118	7,771	8,408	8,465
Licensing	3,079	3,747	4,651	5,299	5,542	5,740

Total Advisors	7,551	9,416	11,769	13,070	13,950	14,205

Notes to Other Financial and Operating Data

“Adjusted EBITDA” represents net income (loss) before interest income, interest expense, net income tax expense (benefit), depreciation and amortization, non-cash stock-based compensation expense, unrealized gain (loss) on investments, impairment of investments, impairment of goodwill, litigation-related expense, bad debt expense and severance.

“Adjusted operating income (loss)” represents income (loss) from operations before non-cash stock-based compensation expense, impairment of goodwill, litigation-related expense, bad debt expense and severance.

“Adjusted net income (loss)” represents net income (loss) before impairment of goodwill, reversal of valuation allowance, non-cash stock-based compensation expense, impairment of investments, litigation-related expense, bad debt expense and severance. Reconciling items are tax effected using the income tax rates in effect on the applicable date.

Our Compensation Committee and our management uses adjusted EBITDA, adjusted operating income (loss) and adjusted net income (loss):

•	As measures of operating performance;

•	For planning purposes, including the preparation of annual budgets;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our Board of Directors concerning our financial performance.

Our Compensation Committee of the Board of Directors and our management may also consider adjusted EBITDA, among other factors, when determining management’s incentive compensation beginning in 2010.

We also present adjusted EBITDA, adjusted operating income (loss) and adjusted net income (loss) as supplemental performance measures because we believe that they provide our Board of Directors, management and investors with additional information to assess our performance. Adjusted EBITDA provides comparisons from period to period by excluding potential differences caused by variations in the age and book depreciation of fixed assets affecting relative depreciation expense and amortization of internally developed software, amortization of customer inducement costs, impairment of investments, impairment of goodwill, litigation-related expense, bad debt expense, severance, unrealized income (loss) on investments, and changes in interest expense and interest income that are influenced by capital structure decisions and capital market conditions. Our management also believes it is useful to exclude non-cash stock-based compensation expense from adjusted EBITDA, adjusted operating income (loss) and adjusted net income (loss) because non-cash equity grants made at a certain price and point in time do not necessarily reflect how our business is performing at any particular time.

We believe adjusted EBITDA, adjusted operating income (loss) and adjusted net income (loss) are useful to investors in evaluating our operating performance because securities analysts use adjusted EBITDA, adjusted operating income (loss) and adjusted net income (loss) as supplemental measures to evaluate the overall performance of companies, and we anticipate that our investor and analyst presentations after we are public will include adjusted EBITDA, adjusted operating income (loss) and adjusted net income (loss).

Adjusted EBITDA, adjusted operating income (loss) and adjusted net income (loss) are not measurements of our financial performance under U.S. GAAP and should not be considered as an alternative to net income (loss), operating income (loss) or any other performance measures derived in accordance with U.S. GAAP, or as an alternative to cash flows from operating activities as a measure of our profitability or liquidity.

We understand that, although adjusted EBITDA, adjusted operating income (loss) and adjusted net income (loss) are frequently used by securities analysts and others in their evaluation of companies, these measures have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for an analysis of our results as reported under U.S. GAAP. In particular you should consider:

•	Adjusted EBITDA, adjusted operating income (loss) and adjusted net income (loss) do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA, adjusted operating income (loss) and adjusted net income (loss) do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA, adjusted operating income (loss) and adjusted net income (loss) do not reflect non-cash components of employee compensation;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

•

Due to either net losses before income tax expenses or the use of federal and state net operating loss carryforwards in 2005, 2006, 2007, 2008 and 2009 we had cash income tax payments of $0.0 million, $0.0 million, $0.2 million, $1.1 million and $0.2 million, respectively and income tax payments of $0.1 million and $0.0 million in the three months ended March 31, 2009 and 2010, respectively. Income tax payments will be higher if we continue to generate taxable income and our existing net operating loss carryforwards for federal and state income taxes of approximately $40.2 million and $35.1 million, respectively, as of March 31, 2010, have been fully utilized or have expired; and

•

Other companies in our industry may calculate adjusted EBITDA, adjusted operating income (loss) and adjusted net income (loss) differently than we do, limiting their usefulness as a comparative measure.

Management compensates for the inherent limitations associated with using adjusted EBITDA, adjusted operating income (loss) and adjusted net income (loss) measures through disclosure of such limitations, presentation of our financial statements in accordance with U.S. GAAP and reconciliation of adjusted EBITDA to net income (loss), adjusted net income (loss) to the most directly comparable U.S. GAAP measure, net income (loss) and adjusted operating income (loss) to the most directly comparable U.S. GAAP measure, income (loss) from operations. Further, our management also reviews GAAP measures and evaluates individual measures that are not included in adjusted EBITDA, such as our level of capital expenditures and interest income, among other measures.

The following table sets forth a reconciliation of net income (loss) to adjusted EBITDA based on our historical results:

	Year ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, unaudited)
Net income (loss)	$(17,277)	$3,664	$23,938	$5,255	$(872)	$784	$(2,511)
Add (deduct):
Interest income	(224)	(584)	(1,159)	(816)	(221)	(54)	(44)
Interest expense	98	—	—	—	—	—	—
Income tax provision (benefit)	38	14	(14,150)	4,608	1,816	334	(112)
Depreciation and amortization	2,422	2,524	2,914	3,538	4,499	1,047	1,331
Impairment of goodwill	14,405	—	—	—	—	—	—
Stock-based compensation expense	—	—	21	458	780	158	232
Unrealized (gain) loss on investments	—	—	—	21	(19)	—	(3)
Impairment of investments	—	—	—	680	3,608	17	—
Restructuring charges (excluding severance)	—	—	—	—	—	—	656
Severance	—	—	—	299	—	—	96
Bad debt expense	—	—	—	—	385	—	2,668
Customer inducement costs	—	—	—	—	18	—	15
Litigation related expense	—	—	—	—	601	—	724

Adjusted EBITDA	$(538)	$5,618	$11,564	$14,043	$10,595	$2,286	$3,052

The following table sets forth the reconciliation of income (loss) from operations to adjusted operating income (loss) based on our historical results:

	Year ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, unaudited)
Income (loss) from operations	$(17,365)	$3,094	$8,629	$9,748	$4,312	$1,081	$(2,670)
Add (deduct):
Impairment of goodwill	14,405	—	—	—	—	—	—
Stock-based compensation expense	—	—	21	458	780	158	232
Restructuring charges (excluding severance)	—	—	—	—	—	—	656
Severance	—	—	—	299	—	—	96
Bad debt expense	—	—	—	—	385	—	2,668
Customer inducement costs	—	—	—	—	18	—	15
Litigation related expense	—	—	—	—	601	—	724

Adjusted operating income (loss)	$(2,960)	$3,094	$8,650	$10,505	$6,096	$1,239	$1,721

The following table sets forth the reconciliation of net income (loss) to adjusted net income (loss) based on our historical results:

	Year ended December 31,					Three Months Ended March 31,
	2005	2006	2007 *	2008 *	2009 *	2009 *	2010 *
		(In thousands, unaudited)
Net income (loss)	$(17,277)	$3,664	$23,938	$5,255	$(872)	$784	$(2,511)
Impairment of goodwill	14,405	—	—	—	—	—	—
Valuation allowance reversal	—	—	(17,520)	—	—	—	—
Stock-based compensation expense	—	—	13	266	480	97	139
Impairment of investments	—	—	—	394	2,223	10	—
Restructuring charges (excluding severance)	—	—	—	—	—	—	392
Severance	—	—	—	173	—	—	58
Bad debt expense	—	—	—	—	237	—	2,668
Customer inducement costs	—	—	—	—	11	—	9
Litigation related expense	—	—	—	—	370	—	433

Adjusted net income (loss)	$(2,872)	$3,664	$6,431	$6,088	$2,449	$891	$1,188

*	Adjustments, excluding impairment of goodwill and valuation allowance reversal, are tax effected using income tax rates as follows: for 2007—40.1%; for 2008—42.0%; for 2009—38.4%; for the first quarter of 2010—40.2%.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the following risk factors in addition to the other information contained in this prospectus before purchasing our common stock.

Risks Related to Our Business

We have experienced rapid revenue growth over the past several years, which may be difficult to sustain and which may place significant demands on our administrative, operational and financial resources and any inability to maintain or manage our growth could have a material adverse effect on our results of operations, financial condition or business.

Our revenues during the five years ended December 31, 2009 have grown at a compound annual growth rate of 18%. We expect our growth to continue, which could place additional demands on our resources and increase our expenses. Our future growth will depend on, among other things, our ability to successfully grow our total assets under management and administration and add additional clients. If we are unable to implement our growth strategy, develop new investment solutions and services and gain new clients, our results of operations, financial condition or business may be materially adversely affected.

Sustaining growth will also require us to commit additional management, operational and financial resources and to maintain appropriate operational and financial systems. In addition, continued growth increases the challenges involved in:

•	recruiting, training and retaining sufficiently skilled technical, marketing, sales and management personnel;

•	preserving our culture, values and entrepreneurial environment;

•	successfully expanding the range of investment solutions and services offered to our clients;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, compliance, record-keeping, communications and other internal systems; and

•	maintaining high levels of satisfaction with our investment solutions and services among clients.

There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to maintain or accelerate our growth, and any failure to do so could adversely affect our results of operations, financial condition or business.

Our revenue can fluctuate from period to period, which could cause our share price to fluctuate.

Our revenue may fluctuate from period-to-period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this prospectus:

•	a decline or slowdown of the growth in the value of financial market assets, which may reduce the value of assets under management and administration and therefore our revenues and cash flows;

•	negative public perception and reputation of the financial services industry, which would reduce demand for our investment solutions and services;

•	unanticipated changes to economic terms in contracts with clients, including renegotiations;

•	downward pressure on fees we charge our clients, which would therefore reduce our revenue;

•	changes in laws or regulations that could impact our ability to offer investment solutions and services;

•	failure to obtain new clients;

•	cancellations or non-renewal of existing contracts with clients;

•	failure to protect our proprietary technology and intellectual property rights;

•	unanticipated delays in connection with the conversion of client assets onto our technology platform;

•	reduction in the suite of investment solutions and services provided to existing clients; or

•	changes in our pricing policies or the pricing policies of our competitors to which we have to adapt.

As a result of these and other factors, the results of operations for any quarterly or annual period may differ materially from the results of operations for any prior or future quarterly or annual period and should not be relied upon as indications of our future performance.

We operate in a highly competitive industry, with many firms competing for business from financial advisors on the basis of a number of factors, including the quality and breadth of investment solutions and services, ability to innovate, reputation and the prices of services and this competition could hurt our financial performance.

We compete with many different types of companies that vary in size and scope, including Pershing LLC (a subsidiary of BNY Mellon Corporation), The Charles Schwab Corporation, SEI Investments Company, Genworth Financial Inc. and Lockwood Advisors (a subsidiary of BNY Mellon Corporation) and which are discussed in greater detail under “Business—Competition”. In addition, some of our clients have developed or may develop the in-house capability to provide the technology and/or investment advisory services they have retained us to perform. These clients may also offer internally developed services to their financial advisors, obviating the need to hire us, and they may offer these services to third-party financial advisors or financial institutions, thereby competing directly with us for that business.

Many of our competitors have significantly greater resources than we do. These resources may allow our competitors to respond more quickly to changes in demand for investment solutions and services, to devote greater resources to developing and promoting their services and to make more attractive offers to potential clients and strategic partners, which could hurt our financial performance.

We may lose clients as a result of the sale or merger of a client, a change in a client’s senior management, competition from other financial advisors and financial institutions and for other reasons. We also face increased competition due to the current trend of industry consolidation. If large financial institutions that are not our clients are able to attract assets from our clients, our ability to generate future growth in revenues and earnings may be adversely affected.

Our failure to successfully compete in any of the above-mentioned areas could have a material adverse effect on our results of operations, financial condition or business. Competition could also affect the revenue mix of services we provide, resulting in decreased revenues in lines of business with higher profit margins.

We derive nearly all of our revenues from the delivery of investment solutions and services to clients in the financial advisory industry and our revenue could suffer if that industry experiences a downturn.

We derive nearly all of our revenues from the delivery of investment solutions and services to clients in the financial advisory industry and we are therefore subject to the risks affecting that industry. A decline or lack of growth in demand for financial advisory services would adversely affect our clients and, in turn, our results of operations, financial condition and business. For example, the availability of free or low-cost investment information and resources, including research and information relating to publicly traded companies and mutual funds available on the Internet or on company websites, could lead to lower demand by investors for the services provided by financial advisors. In addition, demand for our investment solutions and services among financial advisors could decline for many reasons. Consolidation or limited growth in the financial advisory industry could reduce the number of our clients and potential clients. Events that adversely affect our clients’ businesses, rates of growth or the numbers of customers they serve, including decreased demand for our clients’ products and services, adverse conditions in our clients’ markets or adverse economic conditions generally, could decrease demand for our investment solutions and services and thereby decrease our revenues. Any of the foregoing could have a material adverse effect on our results of operations, financial condition or business.

A limited number of clients account for a material portion of our revenue. Termination of our contracts with any of these clients could have a material adverse effect on our results of operations, financial condition or business.

For the years ended December 31, 2007, December 31, 2008 and December 31, 2009 and for the three months ended March 31, 2009 and 2010, revenues associated with our relationship with our single largest client, FMR LLC, an affiliate of FMR Corp., or Fidelity, accounted for 14%, 27%, 31%, 29% and 33% respectively, of our total revenues and our ten largest clients accounted for 58%, 63%, 66%, 66% and 65% respectively, of our total revenues. Our license agreements with large financial institutions are generally multi-year contracts that may be terminated upon the expiration of the contract term or prior to such time for cause, which may include breach of contract, bankruptcy, insolvency and other reasons. Our license agreement with Fidelity does not have a specified term, but the license fee payments made to us by Fidelity under the license agreement cease on December 31, 2011. At such time, Fidelity shall pay us ongoing platform services fees based upon usage, which include fees for ongoing technology services and software updates. A majority of our agreements with financial advisors generally provide for termination at any time. If our contractual relationship with Fidelity were to terminate, or if a significant number of our most important clients were to terminate their contracts with us and we were unable to obtain a significant number of new clients, our results of operations, financial condition or business could be materially adversely affected.

Our clients that pay us an asset-based fee may seek to negotiate a lower fee percentage or may cease using our services, which could limit the growth of, or decrease, our revenues.

A significant portion of our revenues are derived from asset-based fees. Our clients may, for a number of reasons, seek to negotiate a lower asset-based fee percentage. For example, an increase in the use of index-linked investment products by the clients of our financial advisor clients may result in lower fees being paid to our clients, and our clients may in turn seek to negotiate lower asset-based fee percentages for our services. In addition, as competition among our clients increases, they may be required to lower the fees they charge to their clients, which could cause them to seek to decrease our fees accordingly. Any of these factors could result in fluctuation or decline in our asset-based fees, which would have a material adverse effect on our results of operations, financial condition or business.

Changes in market and economic conditions could lower the value of assets on which we earn revenues and could decrease the demand for our investment solutions and services.

Asset-based fees make up a significant portion of our revenues and several of our largest clients pay us on this basis. Asset-based fees represented 88%, 78%, 73%, 71% and 76% of our total revenues in the fiscal years ended December 31, 2007, 2008 and 2009 and for the three months ended March 31, 2009 and 2010, respectively. In addition, as a result of the current trend of increased use of financial advisors by individual investors, we expect that asset-based fees will account for an increasing percentage of our total revenues in the future. Significant fluctuations in securities prices may materially affect the value of the assets managed by our clients and may also influence financial advisor and investor decisions regarding whether to invest in, or maintain an investment in, a mutual fund or other investment solution. If such market fluctuation led to less investment in the securities markets, our revenues and earnings derived from asset-based fees could be materially adversely affected.

We provide our investment solutions and services to the financial services industry. The financial markets, and in turn the financial services industry, are affected by many factors, such as U.S. and foreign economic conditions and general trends in business and finance that are beyond our control. In the event that the U.S. or international financial markets suffer a severe or prolonged downturn, investors may choose to withdraw assets from financial advisors and transfer them to investments that are perceived to be more secure, such as bank deposits and Treasury securities. For example, in late 2007 and through the first quarter of 2009, the financial markets experienced a broad and prolonged downturn, our redemption rates were higher than our historical average, and our results of operations, financial condition and business were materially adversely affected. Any prolonged downturn in financial markets, or increased levels of asset withdrawals could have a material adverse effect on our results of operations, financial condition or business.

Investors’ decisions regarding their investment assets are affected by many factors and investors may redeem or withdraw their investment assets generally at any time. Significant changes in investing patterns or large-scale withdrawal of investment funds could have a material adverse effect on our results of operations, financial condition or business.

The clients of our financial advisors are generally free to change financial advisors, forgo the advice and other services provided by financial advisors or withdraw the funds they have invested with financial advisors. These clients of financial advisors may elect to change their investment strategies, including by moving their assets away from equity securities to fixed income or other investment options, or by withdrawing all or a portion of their assets from their accounts to avoid all securities markets-related risks. These actions by investors are outside of our control and could materially adversely affect the market value of the investment assets that our clients manage, which could materially adversely affect the asset-based fees we receive from our clients.

We are subject to liability for losses that result from a breach of our fiduciary duties.

Our investment advisory services involve fiduciary obligations that require us to act in the best interests of our clients, and we may be sued and face liabilities for actual or claimed breaches of our fiduciary duties. Because we provide investment advisory services, both directly and indirectly, with respect to substantial assets, we could face substantial liability to our clients if it is determined that we have breached our fiduciary duties. In certain circumstances, which generally depend on the types of investment solutions and services we are providing, we may enter into client agreements jointly with advisors and retain third-party investment money managers on behalf of clients. As a result, we may be included as a defendant in lawsuits against financial advisors and third-party investment money managers that involve claims of breaches of the duties of such persons, and we may face liabilities for the improper actions and/or omissions of such advisors and third-party investment money managers. In addition, we may face claims based on the results of our investment advisory recommendations, even in the absence of a breach of our fiduciary duty. Such claims and liabilities could therefore have a material adverse effect on our results of operations, financial condition or business.

We are subject to liability for losses that result from potential, perceived or actual conflicts of interest.

Potential, perceived and actual conflicts of interest are inherent in our existing and future business activities and could give rise to client dissatisfaction, litigation or regulatory enforcement actions. In particular, we pay varying fees to third-party asset managers and custodians and our financial advisor customers, or their clients, could accuse us of directing them toward those asset managers or custodians that charge us the lowest fees. In addition, we offer proprietary mutual funds and portfolios of mutual funds through our internal investment management and portfolio consulting group, and financial advisors or their clients could conclude that we favor our proprietary investment products because of their belief that we earn higher fees when our proprietary investment products are used. Adequately addressing conflicts of interest is complex and difficult and if we fail, or appear to fail, to adequately address potential, perceived or actual conflicts of interest, the resulting negative public perception and reputational harm could materially adversely affect our client relations or ability to enter into contracts with new clients and, consequently, our results of operations, financial condition and business.

If our reputation is harmed, our results of operations, financial condition or business could be materially adversely affected.

Our reputation, which depends on earning and maintaining the trust and confidence of our clients, is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by our clients, employee misconduct, perceptions of conflicts of interest and rumors, among other developments, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our investment solutions and services may not be the same or better than that of other providers can also damage our reputation. Any damage to our reputation could harm our ability to attract and retain clients, which would materially adversely affect our results of operations, financial condition and business.

If our investment solutions and services fail to perform properly due to undetected errors or similar problems, our results of operations, financial condition and business could be materially adversely affected.

Investment solutions and services we develop or license may contain undetected errors or defects despite testing. Such errors can exist at any point in the life cycle of our investment solutions or services, but are frequently found after introduction of new investment solutions and services or enhancements to existing investment solutions or services. We continually introduce new investment solutions and services and new versions of our investment solutions and services. Despite internal testing and testing by current and potential clients, our current and future investment solutions and services may contain serious defects or malfunctions. If we detect any errors before release, we might be required to delay the release of the investment solution or service for an extended period of time while we address the problem. We might not discover errors that affect our new or current investment solutions, services or enhancements until after they are deployed, and we may need to provide enhancements to correct such errors. Errors may occur that could have a material adverse effect on our results of operations, financial condition or business and could result in harm to our reputation, lost sales, delays in commercial release, third-party claims, contractual disputes, contract terminations or renegotiations, or unexpected expenses and diversion of management and other resources to remedy errors. In addition, negative public perception and reputational damage caused by such claims would adversely affect our client relationships and our ability to enter into new contracts. Any of these problems could have a material adverse effect on our results of operations, financial condition and business.

We could face liability or incur costs to remediate operational errors or to address possible customer dissatisfaction.

Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our operating systems, business disruptions and inadequacies or breaches in our internal control processes. We operate in diverse markets and are reliant on the ability of our employees and systems to process large volumes of transactions often within short time frames. In the event of a breakdown or improper operation of systems, human error or improper action by employees, we could suffer financial loss, regulatory sanctions or damage to our reputation.

In addition, there may be circumstances when our customers are dissatisfied with our investment solutions and services, even in the absence of an operational error. In such circumstances, we may elect to make payments or otherwise incur increased costs or lower revenues in order to maintain a strong customer relationship. In any of the forgoing circumstances, our results of operations, financial condition or business could be materially adversely affected.

We may become subject to liability based on the use of our investment solutions and services by our clients.

Our investment solutions and services support the investment processes of our clients, which, in the aggregate, manage billions of dollars of assets. Our client agreements have provisions designed to limit our exposure to potential liability claims brought by our clients or third parties based on the use of our investment solutions and services. However, these provisions have certain exceptions and could be invalidated by unfavorable judicial decisions or by federal, state, foreign or local laws. Use of our products as part of the investment process creates the risk that clients, or the parties whose assets are managed by our clients, may pursue claims against us for very significant dollar amounts. Any such claim, even if the outcome were to be ultimately favorable to us, would involve a significant commitment of our management, personnel, financial and other resources and could have a negative impact on our reputation. Such claims and lawsuits could therefore have a material adverse effect on our results of operations, financial condition or business.

Furthermore, our clients may use our investment solutions and services together with software, data or products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our investment solutions and services do not cause these problems, the existence of these errors might cause us to incur significant costs and divert the attention of our management and technical personnel, any of which could materially adversely affect our results of operations, financial condition or business.

Our business relies heavily on computer equipment, electronic delivery systems and the Internet. Any failures or disruptions in such technologies could result in reduced revenues, increased costs and the loss of customers.

Our business relies heavily on our computer equipment (including our servers), electronic delivery systems and the Internet, but these technologies are vulnerable to disruptions, failures or slowdowns caused by fire, earthquake, power loss, telecommunications failure, terrorist attacks, wars, Internet failures, computer viruses and other events beyond our control. Furthermore, we rely on agreements with our suppliers, such as our current data hosting and service provider, to provide us with access to certain computer equipment, electric delivery systems and the Internet. We are unable to predict whether a future contractual dispute may arise with one of our suppliers that could cause a disruption in service, or whether our agreements with our suppliers can be obtained or renewed on acceptable terms, or at all. An unanticipated disruption, failure or slowdown affecting our key technologies or facilities may have significant ramifications, such as data-loss, data corruption, damaged software codes or inaccurate processing of transactions. We maintain off-site back-up facilities for our electronic information and computer equipment, but these facilities could be subject to the same interruptions that may affect our primary facilities. Any significant disruptions, failures, slowdowns, data-loss or data corruption could have a material adverse effect on our results of operations, financial condition or business and result in the loss of customers.

We could face liability related to disclosure or theft of the personal information we store on our technology platform.

Clients may maintain personal investment and financial information on our technology platform and we could be subject to liability if we were to inappropriately disclose any user’s personal information, inadvertently or otherwise, or if third parties were able to penetrate our network security or otherwise gain access to any user’s name, address, portfolio holdings or other financial information. Any such event could subject us to claims for misuses of personal information, such as unauthorized marketing or unauthorized access to personal portfolio information could therefore have a material adverse effect on our results of operations, financial condition or business.

We could incur significant costs protecting the personal information we store on our technology platform.

Users of our investment solutions and services are located in the United States and around the world. As a result, we collect and store the personal information of individuals who live in many different countries. Privacy regulators in some of those countries have publicly stated that foreign entities (including entities based in the United States) may render themselves subject to those countries’ privacy laws and the jurisdiction of such regulators by collecting or storing the personal data of those countries’ residents, even if such entities have no physical or legal presence there. Consequently, we may be obligated to comply with the privacy and data security laws of such foreign countries. Our exposure to foreign countries’ privacy and data security laws impacts our ability to collect and use personal information, increases our legal compliance costs and may expose us to liability.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Increased domestic or international regulation of data utilization and distribution practices could require us to modify our operations and incur significant additional expense, which could have a material adverse effect on our results of operations, financial condition or business.

We could face liability for certain information we provide, including information based on data we obtain from other parties.

We may be subject to claims for securities law violations, negligence, breach of fiduciary duties or other claims relating to the information we provide. For example, individuals may take legal action against us if they rely on information we have provided and it contains an error. In addition, we could be subject to claims based upon the content that is accessible from our website through links to other websites. Moreover, we could face liability based on inaccurate information provided to us by others. Defending any such claims could be expensive and time-consuming, and any such claim could materially adversely affect our results of operations, financial condition or business.

We depend on our senior management team and other key personnel and the loss of their services could have a material adverse effect on our results of operations, financial condition or business.

We depend on the efforts, relationships and reputations of our senior management team and other key personnel, including Judson Bergman, our Chief Executive Officer, William Crager, our President, and Scott Grinis, our Chief Technology Officer, in order to successfully manage our business. We believe that success in our business will continue to be based upon the strength of our intellectual capital. The loss of the services of any member of our senior management team or of other key personnel could have a material adverse effect on our results of operations, financial condition or business.

Our operations are subject to extensive government regulation, and compliance failures or regulatory action against us could adversely affect our results of operations, financial condition or business.

The financial services industry is among the most extensively regulated industries in the United States. We operate investment advisory, broker-dealer and mutual fund businesses, each of which is subject to a specific and extensive regulatory scheme. In addition, we are subject to numerous laws and regulations of general application. It is very difficult to predict the future impact of the legislative and regulatory requirements affecting our business and our clients’ businesses.

Certain of our subsidiaries are registered as “investment advisers” with the Securities and Exchange Commission under the Investment Advisers Act of 1940 and are regulated thereunder. In addition, many of our investment advisory services are conducted pursuant to the non-exclusive safe harbor from the definition of an “investment company” provided under Rule 3a-4 under the Investment Company Act of 1940. If Rule 3a-4 were to cease to be available, or if the Securities and Exchange Commission were to modify the rule or its interpretation of how the rule is applied, our business could be adversely affected. Certain of our registered investment adviser subsidiaries provide advice to mutual fund clients. Mutual funds are registered as “investment companies” under the Investment Company Act of 1940. The Investment Advisers Act of 1940 and the Investment Company Act of 1940, together with related regulations and interpretations of the Securities and Exchange Commission, impose numerous obligations and restrictions on investment advisers and mutual funds, including requirements relating to the safekeeping of client funds and securities, limitations on advertising, disclosure and reporting obligations, prohibitions on fraudulent activities, restrictions on transactions between an adviser and its clients, and between a mutual fund and its advisers and affiliates, and other detailed operating requirements, as well as general fiduciary obligations.

In addition, Portfolio Brokerage Services, Inc., our broker-dealer subsidiary, is registered as a broker-dealer with the Securities and Exchange Commission and with all 50 states and the District of Columbia, and is a member of the Financial Industry Regulatory Authority, a securities industry self-regulatory organization that supervises and regulates the conduct and activities of its members. Broker-dealers are subject to regulations that cover all aspects of their business, including sales practices, market making and trading among broker-dealers, use and safekeeping of customer funds and securities, capital structure, recordkeeping and the conduct of directors, officers, employees, representatives and associated persons. The Financial Industry Regulatory Authority conducts periodic examinations of the operations its members, including Portfolio Brokerage Services, Inc. As a broker-dealer, Portfolio Brokerage Services, Inc. is also subject to certain minimum net capital requirements under Securities and Exchange Commission and Financial Industry Regulatory Authority rules. Compliance with the net capital rules may limit our ability to withdraw capital from Portfolio Brokerage Services, Inc.

All of the foregoing laws and regulations are complex and we are required to expend significant resources in order to maintain our compliance with such laws and regulations. Any failure on our part to comply with these and other applicable laws and regulations could result in regulatory fines, suspensions of personnel or other sanctions, including revocation of our registration or that of our subsidiaries as an investment adviser or broker-dealer, as the case may be, which could, among other things, require changes to our business practices and scope of operations or harm our reputation, which, in turn could have a material adverse effect on our results of operations, financial condition or business.

Changes to the laws or regulations applicable to us or to our financial advisor clients could adversely affect our results of operations, financial condition or business.

We may be adversely affected as a result of new or revised legislation or regulations imposed by the Securities and Exchange Commission or other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets around the world. In addition, we may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any current proposals will become law, and it is difficult to predict how any changes or potential changes could affect our business. Changes to laws or regulations could increase our potential liability in connection with the investment solutions and services that we provide. The introduction of any new laws or regulations could make our ability to comply with applicable laws and regulations more difficult and expensive. Any of the foregoing could have a material adverse affect on our results of operations, financial condition or business.

The offering of shares of our common stock may be deemed a change of control of our company and the method by which the company obtained the consent of its clients to the change of control could be challenged, which could adversely affect our results of operations, financial condition or business.

Under the Investment Advisers Act of 1940, the investment advisory agreements entered into by our investment adviser subsidiaries may not be assigned without the client’s consent. Under the Investment Company Act of 1940, advisory agreements with registered funds terminate automatically upon assignment and, if an assignment of an advisory agreement occurs, the board of directors and the shareholders of the registered fund must approve a new agreement. Under the Investment Advisers Act of 1940 and the Investment Company Act of 1940, such an assignment may be deemed to occur upon a change of control of the Company. A change of control could be deemed to occur if we, or one of our investment adviser subsidiaries, were to gain or lose a controlling person, or in other situations that may depend significantly on facts and circumstances.

In case the offering of our common stock may be deemed to result in a change in control, we sought the consent of our financial advisor clients, as well as the clients of financial advisors receiving advisory services. We have obtained the consent for the change of control from substantially all such clients. While we expect the consent process to be completed prior to the consummation of this offering, we are still awaiting the consent of a relatively small number of clients of financial advisors. In addition, it is possible that the method by which we obtained consents could be challenged at a later time. If such a challenge were to be successful it could have a material adverse effect on our results of operations, financial condition or business.

We rely on exemptions from certain laws and if for any reason these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims and our business could be materially and adversely affected.

We regularly rely on exemptions from various requirements of the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Employment Retirement Income Security Act in conducting our activities. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. If for any reason these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims and our business could be materially and adversely affected.

If government regulation of the Internet or other areas of our business changes, or if consumer attitudes toward use of the Internet change, we may need to change the manner in which we conduct our business or incur greater operating expenses.

The adoption, modification or interpretation of laws or regulations relating to the Internet or other areas of our business could adversely affect the manner in which we conduct our business. Such laws and regulations may cover sales, practices, taxes, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts, consumer protection, broadband residential Internet access and the characteristics and quality of services. Moreover, it is not clear how existing laws governing these matters apply to the Internet. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, we may be required to incur additional expenses or alter our business model, either of which could have a material adverse effect on our results of operations, financial condition or business.

We are substantially dependent on our intellectual property rights, and a failure to protect these rights could adversely affect our results of operations, financial condition or business.

We have made substantial investments in software and other intellectual property on which our business is highly dependent. We rely on trade secret, trademark and copyright laws, confidentiality and nondisclosure agreements and other contractual and technical security measures to protect our proprietary technology. Any loss of our intellectual property rights, or any significant claim of infringement or indemnity for violation of the intellectual property rights of others, could have a material adverse effect on our results of operations, financial condition or business.

None of our technologies, investment solutions or services is covered by any copyright registration, issued patent or patent application. We are the owner of four registered trademarks in the United States, including “ENVESTNET”, and we claim common law rights in other trademarks that are not registered. We cannot guarantee that:

•	our intellectual property rights will provide competitive advantages to us;

•	our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

•	any of the trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned;

•	our trademark applications will lead to registered trademarks; or

•

competitors will not design around our intellectual property rights or develop similar technologies, investment solutions or products; or that we will not lose the ability to assert our intellectual property rights against others.

We are also a party to a number of third-party intellectual property license agreements. Some of these license agreements require us to make one-time payments or ongoing subscription payments. We cannot guarantee that the third-party intellectual property we license will not be licensed to our competitors or others in our industry. In the future, we may need to obtain additional licenses or renew existing license agreements. We are unable to predict whether these license agreements can be obtained or renewed on acceptable terms, or at all. In addition, we have granted our customers certain rights to use our intellectual property in the ordinary course of our business. Some of our customer agreements restrict our ability to license or develop certain customized technology or services within certain markets or to certain competitors of our customers. For example, our agreement with Fidelity restricts our ability to develop an enterprise-level integration or combination of products and services substantially similar to the technology platform we have developed for Fidelity. Some of our customer agreements grant our customers ownership rights with respect to the portion of the intellectual property we have developed or customized for our customers. In addition, some of our customer agreements require us to deposit the source code to the customized technology and investment solutions with a source code escrow agent, which source code may be released in the event we enter into bankruptcy or are unable to provide support and maintenance of the technology or investment solutions we have licensed to our customers. These provisions in our agreements may limit our ability to grow our business in the future.

Third parties may sue us for intellectual property infringement or misappropriation which, if successful, could require us to pay significant damages or make changes to the investment solutions or services that we offer.

We cannot be certain that our internally developed or acquired technologies, investment solutions or services do not and will not infringe the intellectual property rights of others. In addition, we license content, software and other intellectual property rights from third parties and may be subject to claims of infringement if such parties do not possess the necessary intellectual property rights to the products they license to us. The risk of infringement claims against us will increase if more of our competitors are able to obtain patents for investment solutions or services or business processes. In addition, we face additional risk of infringement or misappropriation claims if we hire an employee who possesses third party proprietary information who decides to use such information in connection with our investment solutions, services or business processes without such third party’s authorization. We have in the past been and may in the future be subject to legal proceedings and claims that we have infringed or misappropriated the intellectual property rights of a third party. These claims sometimes involve patent holding companies who have no relevant product revenues and against whom our own proprietary technology may therefore provide little or no deterrence. In addition, third parties may in the future assert intellectual property infringement claims against our customers, which, in certain circumstances, we have agreed to indemnify. Any intellectual property related infringement or misappropriation claims, whether or not meritorious, could result in costly litigation and could divert management resources and attention. Moreover, should we be found liable for infringement or misappropriation, we may be required to enter into licensing agreements, if available on acceptable terms or at all, pay substantial damages or make changes to the investment solutions and services that we offer. Any of the foregoing could prevent us from competing effectively, result in substantial costs to us, divert management’s attention and our resources away from our operations and otherwise harm our reputation.

If our intellectual property and proprietary technology are not adequately protected to prevent use or appropriation by our competitors, our business and competitive position would suffer.

Our future success and competitive position depend in part on our ability to protect our intellectual property rights. The steps we have taken to protect our intellectual property rights may be inadequate to prevent the misappropriation of our proprietary technology. There can be no assurance that others will not develop or patent similar or superior technologies, investment solutions or services. Unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our intellectual property rights without paying us for doing so, which could harm our business. Policing unauthorized use of proprietary technology is difficult and expensive and our monitoring and policing activities may not be sufficient to identify any misappropriation and protect our proprietary technology. In addition, third parties may knowingly or unknowingly infringe our trademarks and other intellectual property rights, and litigation may be necessary to protect and enforce our intellectual property rights. If litigation is necessary to protect and enforce our intellectual property rights, any such litigation could be very costly and could divert management attention and resources. If we are unable to protect our intellectual property rights or if third parties independently develop or gain access to our or similar technologies, investment solutions or services, our results of operations, financial condition and business could be materially adversely affected.

The use of “open source code” in investment solutions may expose us to additional risks and harm our intellectual property rights.

To a limited extent, we rely on open source code to develop our investment solutions and support our internal systems and infrastructure. While we monitor our use of open source code to attempt to avoid subjecting our investment solutions to conditions we do not intend, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open source code into software we license from such third party for our investment solutions, we could, under certain circumstances, be required to disclose the source code for our investment solutions. This could harm our intellectual property position and have a material adverse effect on our results of operations, financial condition and business.

Confidentiality agreements with employees, consultants and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We have devoted substantial resources to the development of our proprietary technologies, investment solutions and services. In order to protect our proprietary rights, we enter into confidentiality agreements with our employees, consultants and independent contractors. These agreements may not effectively prevent unauthorized disclosure of confidential information or unauthorized parties from copying aspects of our technologies, investment solutions or products or obtaining and using information that we regard as proprietary. Moreover, these agreements may not provide an adequate remedy in the event of such unauthorized disclosures of confidential information and we cannot assure you that our rights under such agreements will be enforceable. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could reduce any competitive advantage we have developed and cause us to lose customers or otherwise harm our business.

Our failure to successfully integrate acquisitions could strain our resources. In addition, there are significant risks associated with growth through acquisitions, which may materially adversely affect our results of operations, financial condition or business.

We expect to grow our business by, among other things, making acquisitions. Acquisitions involve a number of risks. They can be time-consuming and may divert management’s attention from day-to-day operations. Financing an acquisition could result in dilution from issuing equity securities or a weaker balance sheet from using cash or incurring debt. Acquisitions might also result in losing key employees. In addition, we may fail to successfully complete any acquisitions. We may also fail to generate enough revenues or profits from an acquisition to earn a return on the associated purchase price.

To the extent we grow our business through acquisitions, any such future acquisitions could present a number of other risks, including:

•

incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	failure to integrate the operations or management of any acquired operations or assets successfully and on a timely and cost effective basis;

•	insufficient knowledge of the operations and markets of acquired businesses;

•	loss of key personnel;

•	diversion of management’s attention from existing operations or other priorities;

•	increased costs or liabilities as a result of undetected or undisclosed legal, regulatory or financial issues related to acquired operations or assets; and

•	inability to secure, on terms we find acceptable, sufficient financing that may be required for any such acquisition or investment.

In addition, if we are unsuccessful in completing acquisitions of other businesses, operations or assets or if such opportunities for expansion do not arise, our results of operations, financial condition or business could be materially adversely affected.

Our failure to successfully execute the conversion of our clients’ assets from their technology platform to our platform in a timely and accurate manner could have a material adverse effect on our results of operations, financial condition or business.

When we begin working with a new client, or acquire new client assets through an acquisition or other transaction, such as our recent agreement with FundQuest Incorporated, we are required to convert the new assets from the clients’ technology platform to our technology platform. These conversions present significant technological and operational challenges, can be time-consuming and may divert management’s attention from other operational challenges. If we fail to successfully complete our conversions in a timely and accurate manner, we may be required to expend more time and resources than anticipated, which could erode the profitability of the client relationship. In addition, any such failure may harm our reputation and may make it less likely that prospective clients will commit to working with us. Any of these risks could materially adversely affect our results of operations, financial condition or business.

Our business will suffer if we do not keep up with rapid technological change, evolving industry standards or changing requirements of clients.

We expect technological developments to continue at a rapid pace in our industry. Our success will depend, in part, on our ability to:

•	continue to develop our technology expertise;

•	recruit and retain skilled technology professionals;

•	enhance our current investment solutions and services;

•	develop new investment solutions and services that meet changing client needs;

•	advertise and market our investment solutions and services;

•	protect our proprietary technology and intellectual property rights; or

•	influence and respond to emerging industry standards and other technological changes.

We must accomplish these tasks in a timely and cost-effective manner and our failure to do so could materially adversely affect our results of operations, financial condition or business.

We must continue to introduce new investment solutions and services and investment solution and service enhancements to address our clients’ changing needs, market changes and technological developments and failure to do so could have a material adverse effect on our results of operations, financial condition or business.

The market for our investment solutions and services is characterized by shifting client demands, evolving market practices and, for some of our investment solutions and services, rapid technological change. Changing client demands, new market practices or new technologies can render existing investment solutions and services obsolete and unmarketable. As a result, our future success will continue to depend upon our ability to develop new investment solutions and services and investment solution and service enhancements that address the future needs of our target markets and respond to technological and market changes. In the years ended December 31, 2007, December 31, 2008 and December 31, 2009 and in the three months ended March 31, 2009 and 2010, we incurred technology development expenditures totaling approximately $4.2 million, $4.5 million, $4.5 million, $1.1 million and $1.2 million, respectively. We expect that our technology development expenditures will continue at this level or they may increase in the future. We may not be able to accurately estimate the impact of new investment solutions and services on our business or how their benefits will be perceived by our clients. Further, we may not be successful in developing, introducing, marketing and licensing our new investment solutions or services or investment solution or service enhancements on a timely and cost effective basis, or at all, and our new investment solutions and services and enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. In addition, clients may delay purchases in anticipation of new investment solutions or services or enhancements. Any of these factors could materially adversely affect our results of operations, financial condition or business.

Risks Relating to the Offering

An active market for our common stock may not develop, which may inhibit the ability of our stockholders to sell common stock following this offering.

An active or liquid trading market in our common stock may not develop upon completion of this offering, or if it does develop, it may not continue. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price of our common stock has been determined through our negotiations with the underwriters and may be higher than the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering. See “Underwriting” for a discussion of the factors that we and the underwriters will consider in determining the initial public offering price.

The price of our common stock may be highly volatile and may decline regardless of our operating performance.

The market price of our common stock could be subject to significant fluctuations in response to:

•	variations in our quarterly or annual operating results;

•	loss of a significant amount of existing business;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rates;

•	changes in financial estimates, treatment of our tax assets or liabilities or investment recommendations by securities analysts following our business;

•	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

•	changes in accounting standards, policies, guidance or interpretations or principles;

•	sales of common stock by our directors, officers and significant stockholders;

•	announcements of technological innovations or enhanced or new investment solutions by us or our competitors;

•	our failure to achieve operating results consistent with securities analysts’ projections;

•	issuance of new or updated research or reports by securities analysts;

•	the operating and stock price performance of other companies that investors may deem comparable to us;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	broad market and industry factors;

•	other events or factors, including those resulting from war, incidents of terrorism or responses to such events; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. For example, in 2008 and the first quarter of 2009, the stock markets experienced extreme price decreases and in the last three quarters of 2009, the stock markets experienced extreme price increases. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our insiders who are significant stockholders may have interests that conflict with those of other stockholders.

Our directors and executive officers, together with members of their immediate families, as a group, will beneficially own, in the aggregate, approximately     % of our outstanding capital stock at the closing of this offering. As a result, when acting together, this group has the ability to exercise significant influence over most matters requiring our stockholders’ approval, including the election and removal of directors and significant corporate transactions. The interests of our insider stockholders may not be aligned with the interests of our other stockholders and conflicts of interest may arise. In addition, the concentration of our shares may have the effect of delaying, deterring or preventing significant corporate transactions which may otherwise adversely affect the market price of our shares.

You will experience an immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $              per share (based on an offering price of $              per share, the midpoint of the estimated price range set forth on the cover page of this prospectus). The exercise of outstanding options and future equity issuances may result in further dilution to investors. A $1.00 increase (decrease) in the assumed initial public offering price of $              per share would increase (decrease) our pro forma as adjusted net

tangible book value per share after this offering by $            , and the dilution to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. See “Dilution.”

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline and impair our ability to obtain capital through future stock offerings.

A substantial number of shares of our common stock could be sold into the public market after this offering. The occurrence of such sales, or the perception that such sales could occur, could materially and adversely affect our stock price and could impair our ability to obtain capital through an offering of equity securities. The shares of common stock being sold in this offering will be freely tradable, except for any shares sold to our affiliates.

Management may apply our net proceeds from this offering to uses that do not increase our market value or improve our operating results.

We intend to use the proceeds from this offering for general corporate purposes, including for selective strategic investments through acquisitions, alliances or other transactions. However, we have no transactions planned currently and, therefore, the timing and amount of our use of the proceeds from this offering will be based on many factors, including our ability to identify attractive transaction opportunities, the amount of our cash flows from operations and the anticipated growth of our business. Our management will have considerable discretion in applying our net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. We may use our net proceeds for purposes that do not result in any increase in our results of operations, which could cause the price of our common stock to decline.

Certain provisions in our charter documents and agreements and Delaware law may inhibit potential acquisition bids for our company and prevent changes in our management.

Effective on the closing of this offering, our certificate of incorporation and bylaws will contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. As a result of these provisions in our certificate of incorporation, the price investors may be willing to pay in the future for shares of our common stock may be limited.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

We do not currently intend to pay dividends on our common stock for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

We will incur increased costs as a result of being a public company and our management has limited experience managing a public company.

We have never operated as a public company and will incur significant legal, accounting and other expenses that we did not incur as a private company. The individuals who constitute our management team have limited experience managing a publicly traded company, and limited experience complying with the increasingly complex and changing laws pertaining to public companies. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives and we may not successfully or efficiently manage our transition into a public company. We expect rules and regulations such as the Sarbanes-Oxley Act of 2002 to increase our legal and finance compliance costs and to make some activities more time-consuming and costly. We may need to hire additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company.

We expect that compliance with the public company requirements set forth in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and New York Stock Exchange rules will increase our costs and make some activities more time consuming. For example, we will adopt certain new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our Securities and Exchange Commission reporting requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, under Section 404 of the Sarbanes-Oxley Act of 2002, for our annual report on Form 10-K for year ending December 31, 2011, we will need to document and test our internal control procedures, and our management will need to assess and report on our internal control over financial reporting. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our registered public accounting firm identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our results of operations, financial condition or business, our reputation or investor perceptions of us. We cannot predict or estimate the amount of additional costs we may incur as a result of such requirements or the timing of such costs, and any such costs could have a material adverse effect on our results of operations, financial condition or business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements. These forward-looking statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “seek,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential” or “continue” or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

These forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in “Risk Factors.” We undertake no obligation to update any of the forward looking statements after the date of this prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the Securities and Exchange Commission completely and with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares by us in the offering (based on an offering price of $              per share, the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and offering expenses payable by us, will be $              million or $             million assuming the underwriters exercise the over-allotment option in full. We intend to use the proceeds from this offering for general corporate purposes, including for selective strategic investments through acquisitions, alliances or other transactions. However, we have no transactions planned currently and, therefore, the timing and amount of our use of the proceeds from this offering will be based on many factors, including our ability to identify attractive transaction opportunities, the amount of our cash flows from operations and the anticipated growth of our business. An additional reason for this offering is to provide our stockholders with liquidity in the public equity markets.

We will not receive any proceeds from the sale of common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock, and we intend to retain our future earnings, if any, to fund the growth of our business. We therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future decisions concerning the payment of dividends on our common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as any other factors that the Board of Directors, in its sole discretion, may consider relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, total current liabilities and capitalization as of March 31, 2010:

•	On an actual basis;

•

On a pro forma basis after giving effect to the payment of a dividend on our series C preferred stock in the amount of approximately $1,101,000 in cash and conversion of all outstanding shares of our preferred stock into a total of 12,977,566 shares of common stock upon the closing of this offering; and

•

On a pro forma as adjusted basis after giving effect to our receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed public offering price of $             (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the offering had occurred on March 31, 2010.

The following table assumes no exercise of the underwriters’ over-allotment option and excludes shares of our common stock and options for our shares of common stock issuable in certain circumstances, as described under “Prospectus Summary—The Offering”. You should read this table together with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2010
	Actual	Pro forma	Pro forma As Adjusted
	(In thousands, except share data)
		(unaudited)
Cash and cash equivalents	$31,404	$30,303	$—

Long-term debt	$—	$—	$—
Stockholders’ equity:
Series A convertible preferred stock; 66,000 shares authorized; 65,649 shares issued and outstanding; pro forma, no shares issued and outstanding; pro forma as adjusted, no shares issued and outstanding	—	—	—
Series B convertible preferred stock; 10,000 shares authorized; 8,627 and 8,505 shares issued and outstanding respectively; pro forma, no shares issued and outstanding; pro forma as adjusted, no shares issued and outstanding	—	—	—
Series C convertible preferred stock; 5,000 shares authorized; 3,864 shares issued and outstanding; pro forma, no shares issued and outstanding; pro forma as adjusted, no shares issued and outstanding	—	—	—
Common stock, par value $0.005, 60,000,000 shares authorized; 13,680,991 shares issued and 13,065,588 shares outstanding; pro forma, 26,683,025 shares issued and 26,043,153 shares outstanding; pro forma as adjusted, shares issued	68	133
Additional paid-in capital	108,646	108,581
Accumulated deficit	(44,892)	(45,993)
Treasury stock, common stock 615,403 shares and preferred stock 122 shares; pro forma, common stock 615,403 shares and preferred stock 122 shares; pro forma as adjusted, common stock shares and preferred stock shares	(6,733)	(6,733)

Total stockholders’ equity	57,089	55,988	—

Total capitalization	$57,089	$55,988	$—

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock on an as adjusted basis to give effect to this offering. The pro forma net tangible book value of our common stock as of March 31, 2010 was $53.0 million, or approximately $2.03 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the pro forma number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our preferred stock into a total of 12,977,566 shares of common stock.

Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock on an as adjusted basis to give effect to this offering. After giving effect to the sale of the              shares of common stock by us in this offering at an assumed public offering price of $             per share which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and the application of our estimated net proceeds from the offering and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value on an as adjusted basis as of March 31, 2010 would have been $             million, or approximately $             per share of common stock.

This represents an immediate increase in pro forma net tangible book value of $             per share of common stock to existing common stockholders and an immediate dilution in pro forma net tangible book value of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$—
Pro forma net tangible book value per share before this offering	$2.03
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share as adjusted for this offering

Dilution in pro forma net tangible book value per share to new investors		$—

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $              million, or approximately $             million if the underwriters exercise their over-allotment option in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes as of March 31, 2010, on a pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares of our common stock in this offering before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing shareholders			$—
New investors

Total		0%	$—	0%

The foregoing table excludes shares of our common stock and options for our shares of common stock issuable in certain circumstances, as described under “Prospectus Summary—The Offering”.

Sales by selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                      or approximately     % of the total number of shares of common stock outstanding after this offering and will increase the number of shares of common stock held by new investors by                      to approximately     % of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated statements of operations data for the three months ended March 31, 2009 and 2010 and the summary consolidated balance sheet data as of March 31, 2010 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2008 and 2009 and the selected consolidated statements of operations data for each of the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 and the selected consolidated statements of operations data for each of the years ended December 31, 2005 and 2006 have been derived from our unaudited consolidated financial statements that are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future, and the results of interim periods are not necessarily indicative of results for the entire year.

The following table sets forth our selected financial information for the periods ended or as of the dates indicated. You should read this table together with the discussion under the headings “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our audited consolidated financial statements and the related notes included elsewhere in this prospectus and our unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(Unaudited)	(Unaudited)				(Unaudited)
	(In thousands, except for share and per share information)
Revenues:
Assets under management or administration	$31,989	$49,806	$71,442	$71,738	$56,857	$13,334	$16,396
Licensing and professional services	7,962	9,245	10,027	20,104	21,067	5,347	5,236

Total revenues	39,951	59,051	81,469	91,842	77,924	18,681	21,632

Operating expenses:
Cost of revenues	17,677	25,221	34,541	34,604	24,624	5,920	7,020
Compensation and benefits	15,064	18,878	23,250	28,452	28,763	7,004	8,090
General and administration (1)	7,748	9,334	12,135	15,500	15,726	3,629	7,109
Depreciation and amortization	2,422	2,524	2,914	3,538	4,499	1,047	1,331
Impairment of goodwill	14,405	—	—	—	—	—	—
Restructuring charges	—	—	—	—	—	—	752

Total operating expenses	57,316	55,957	72,840	82,094	73,612	17,600	24,302

Income (loss) from operations	(17,365)	3,094	8,629	9,748	4,312	1,081	(2,670)
Total other income (expense)	126	584	1,159	115	(3,368)	37	47

Income (loss) before income tax provision (benefit)	(17,239)	3,678	9,788	9,863	944	1,118	(2,623)
Income tax provision (benefit)	38	14	(14,150)	4,608	1,816	334	(112)

Net income (loss)	(17,277)	3,664	23,938	5,255	(872)	784	(2,511)
Less preferred stock dividends	—	—	—	(203)	(720)	(178)	(178)
Less net income allocated to participating convertible preferred stock (restated) (2)	—	(1,901)	(11,358)	(2,406)	—	(300)	—

Net income (loss) attributable to common shareholders (restated) (2)	$(17,277)	$1,763	$12,580	$2,646	$(1,592)	$306	$(2,689)

Net income (loss) per share attributable to common stockholders
Basic (restated) (2)	$(1.63)	$0.16	$0.95	$0.20	$(0.12)	$0.02	$(0.21)

Diluted	$(1.63)	$0.16	$0.95	$0.19	$(0.12)	$0.02	$(0.21)

Weighted average common shares outstanding:
Basic (restated) (2)	10,603,499	11,065,612	13,213,503	13,354,845	12,910,998	12,917,627	12,966,820

Diluted	10,603,499	11,065,612	13,213,503	13,675,013	12,910,998	13,610,256	12,966,820

Pro forma net loss per share (unaudited):
Basic (3)					$(0.03)		$(0.10)

Diluted (3)					$(0.03)		$(0.10)

Pro forma weighted average common shares outstanding (unaudited):
Basic (3)					25,613,632		25,944,386

Diluted (3)					25,613,632		25,944,386

(1)	Included in general and administration expenses for the year ended December 31, 2009 is $385 of bad debt expense and $601 of legal expenses related to the Fetter Logic litigation. See notes 7 and 15 to the notes to the audited consolidated financial statements. Included in general and administration expenses for the three months ended March 31, 2010 is $2,668 of bad debt expense and $724 of legal expenses related to the Fetter Logic litigation. See notes 5 and 14 to the notes to the unaudited condensed consolidated financial statements.
(2)	In 2007 and 2008, the Company originally reported net income attributable to common stockholders of $23,938 and $5,052, respectively and net income per share attributable to common stockholders—basic of $1.81 and $.40 per share, respectively. These amounts did not include the allocation of net income to participating convertible preferred stock. The impact of including the allocation of net income to participating convertible preferred stock decreases net income attributable to common shareholders for 2007 and 2008 to $12,580 and $2,646, respectively and net income per share attributable to common stockholders—basic of $0.95 per share and $0.20 per share, respectively. The change had no effect on our net income, diluted earnings per share, consolidated balance sheets, consolidated statements of stockholder’s equity and consolidated statements of cash flows. See note 19 to the notes to the audited consolidated financial statements.

(3)	Unaudited pro forma basic and diluted net loss per share and unaudited pro forma weighted average common shares outstanding as of December 31, 2009 and March 31, 2010 are presented after giving effect to the issuance of 12,702,634 shares and 12,977,566 shares, respectively, of common stock issuable upon the conversion of all our outstanding shares of preferred stock upon completion of the offering. See note 14 to the notes to the audited consolidated financial statements and note 13 to the notes to the unaudited condensed consolidated financial statements.

	December 31,					March 31,
	2005	2006	2007	2008	2009	2010
	(In thousands, unaudited)
Cash and cash equivalents	$7,131	$13,369	$25,255	$28,445	$31,525	$31,404
Working capital	2,990	5,657	15,168	21,405	27,262	24,195
Goodwill and intangible assets	17,074	12,320	5,402	4,331	3,261	2,994
Total assets	30,791	37,948	65,250	72,251	75,058	76,765
Stockholders’ equity	23,216	25,559	50,152	58,583	58,246	57,089

Other Financial and Operating Data (1)

	Year ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, unaudited)
Adjusted EBITDA	$(538)	$5,618	$11,564	$14,043	$10,595	$2,286	$3,052
Adjusted operating income (loss)	(2,960)	3,094	8,650	10,505	6,096	1,239	1,721
Adjusted net income (loss)	(2,872)	3,664	6,431	6,088	2,449	891	1,188

(1)	See “Prospectus Summary—Notes to Other Financial and Operating Data” for a reconciliation of these non-GAAP measures to the closest comparable measures calculated in accordance with U.S. GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis along with our audited consolidated financial statements and the related notes included elsewhere in this prospectus and our unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus. Except for the historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below; accordingly, investors should not place undue reliance upon our forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of these risks and uncertainties.

Overview

We are a leading independent provider of technology-enabled, Web-based investment solutions and services to financial advisors. By integrating a wide range of investment solutions and services, our technology platform provides financial advisors with the flexibility to address their clients’ needs. We work with financial advisors who are independent, as well as those who are associated with small or mid-sized financial advisory firms and larger financial institutions, which we refer to as enterprise clients. We focus our technology development efforts and our sales and marketing approach on addressing financial advisors’ front-, middle- and back-office needs. We believe our investment solutions and services allow financial advisors to be more efficient and effective in the activities critical to their businesses by facilitating client interactions, supporting and enhancing portfolio management and analysis, and enabling reliable account support and administration. In addition, we are not controlled by a financial institution, broker-dealer or other entity operating in the securities or wealth management industry, which we believe affords us a greater level of independence and impartiality.

Our centrally-hosted technology platform provides financial advisors with the flexibility to choose freely among a wide range of investment solutions, services, investment managers and custodians to identify those that are most appropriate for their clients. Given the flexibility of choice it provides, we refer to our technology platform as having “open architecture”. In addition, our technology platform allows us to add new or upgrade existing features and functionality as the industry and financial advisors’ needs evolve. Our technology platform provides financial advisors with the following:

•

A series of integrated services to help them better serve their clients, including risk assessment and selection of investment strategies, asset allocation models, research and due diligence, portfolio construction, proposal generation and paperwork preparation, model management and account rebalancing, account monitoring, customized fee billing, overlay services covering asset allocation, tax management and socially responsible investing, aggregated multi-custodian performance reporting and communication tools, as well as access to a wide range of leading third-party asset custodians;

•	Web-based access to a wide range of technology-enabled investment solutions, including:

•	separately managed accounts, or SMAs, which allow advisors to offer their investor clients a customized, professionally managed portfolio of securities with a personalized tax basis;

•	unified managed accounts, or UMAs, which are similar to SMAs but allow the advisor to use different types of investment vehicles in one account;

•	advisor-directed portfolios, where advisors create, implement and maintain their own investment portfolio models to address specific client needs; and

•	mutual funds and portfolios of exchange-traded funds, or ETFs; and

•	Access to a broad range of investment managers and investment strategists, as well as to our internal investment management and portfolio consulting group, Portfolio Management Consultants, or PMC.

PMC primarily engages in consulting services aimed at providing financial advisors with additional support in addressing their clients’ needs, as well as the creation of proprietary investment solutions and products. PMC’s investment solutions and products include managed account and multi-manager portfolios, mutual fund portfolios and ETF portfolios.

Revenues

Overview

We earn revenues primarily under two pricing models. First, a majority of our revenues are derived from fees charged as a percentage of the assets that are managed or administered on our technology platform by financial advisors. These revenues are recorded under revenues from assets under management or administration. Our asset-based fees vary based on the types of investment solutions and services that financial advisors utilize. Asset-based fees accounted for approximately 88%, 78% and 73% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Asset-based fees accounted for approximately 71% and 76% of our total revenues for the three months ended March 31, 2009 and 2010, respectively. The percentage of our total revenues represented by asset-based fees declined in the periods under review principally due to the significant decline in the market value of the assets on our technology platform resulting from fluctuations in the securities markets, particularly from September 2007 to March 2009, and also due to our entering into a significant license agreement in 2008. U.S.-based equities appreciated significantly during the remainder of 2009 and contributed to an increase in our assets under management or administration, and our resulting revenues from asset-based fees, during the latter part of the year. Revenues from asset-based fees accounted for 75% of total revenues during the fourth quarter of 2009. In future periods, the percentage of our total revenues attributable to asset-based fees is expected to vary based on fluctuations in securities markets, whether we enter into significant license agreements, the mix of assets under management, or AUM, and assets under administration, or AUA, and other factors. As of March 31, 2010, approximately $41 billion of investment assets subject to asset-based fees were managed or administered utilizing our technology platform by approximately 8,500 financial advisors in approximately 185,000 investor accounts.

Second, we generate revenues from recurring, contractual licensing fees for providing access to our technology platform, generally from a small number of enterprise clients. These revenues are recorded under revenues from licensing and professional services. Licensing fees are generally fixed in nature for the contract term and are based on the level of investment solutions and services provided, rather than on the amount of client assets on our technology platform. Licensing fees accounted for 9%, 19% and 24% of our total revenues for the years ended December 31, 2007, 2008 and 2009. Licensing fees accounted for 25% and 22% of our total revenues for the three months ended March 31, 2009 and 2010, respectively. Fees received in connection with professional services accounted for the remainder of our total revenues. As of March 31, 2010, approximately $54 billion of investment assets for which we receive licensing fees for utilizing our technology platform were serviced by approximately 5,700 financial advisors through approximately 545,000 investor accounts.

Revenues from assets under management or administration

We generally charge our customers fees based on a higher percentage of the market value of AUM than the fees we charge on the market value of AUA, because we provide fiduciary oversight and/or act as the investment advisor in connection with assets we categorize as AUM. The level of fees varies based on the nature of the investment solutions and services we provide, as well as the specific investment manager, fund and/or custodian chosen by the financial advisor. A portion of our revenues from assets under management or administration include costs paid by us to third parties for sub-advisory, clearing, custody and brokerage services. These expenses are recorded under cost of revenues. We do not have fiduciary responsibility in connection with AUA and, therefore, charge lower fees on these assets. Our fees for AUA vary based on the nature of the investment solutions and services we provide.

For over 90% of our revenues from assets under management or administration, we bill customers at the beginning of each quarter based on the market value of customer assets on our technology platform as of the end of the prior quarter. For example, revenues from assets under management or administration recognized during the fourth quarter of 2009 were based on the market value of assets as of September 30, 2009. Our revenues from assets under management or administration are generally recognized ratably throughout the quarter based on the number of days in the quarter.

As noted above, the most significant factor affecting our revenues from assets under management or administration is changes in the market values of securities held in client accounts due to fluctuations in the securities markets. Certain types of securities have historically experienced greater market price fluctuations, such as equity securities, than other securities, such as fixed income securities, though in any given period the nature of securities that experience the greatest fluctuations may vary. For example, from October 2007 to March 2009, the equity markets, as measured by the value of the S&P 500 index, declined in value by approximately 57%, which significantly contributed to the 37% decrease in our revenues from assets under management or administration between the fourth quarter of 2007 and the second quarter of 2009.

Our revenues from assets under management or administration are also affected by the amount of new assets that are added to existing and new client accounts, which we refer to as gross sales, and the amount of assets that are withdrawn from client accounts, which we refer to as redemptions. We refer to the difference between asset in-flows and out-flows as net flows. Positive net flows indicate that the market value of assets added to client accounts exceeds the market value of assets that have been withdrawn from client accounts. During the year ended December 31, 2008, we increased the number of financial advisor client accounts supported by our technology platform and experienced positive net flows, but the decline in the market values of assets was greater than our positive net flows, which contributed to a decline in our revenues from assets under management or administration in the year ended December 31, 2009.

The following table provides information regarding the degree to which gross sales, redemptions, net flows and changes in the market values of assets contributed to changes in AUM or AUA in the periods indicated.

	Asset Rollforward—2008
	(in millions except account data)
	Actual 12/31/07	Gross Sales	Redemp- tions	Net Flows	Market Impact	Actual 12/31/08
Assets under Management (AUM)	$10,048	$3,255	$(2,434)	$822	$(3,734)	$7,136
Assets under Administration (AUA)	18,883	13,802	(5,311)	8,491	(5,632)	21,742

Total AUM/A	$28,931	$17,057	$(7,745)	$9,313	$(9,366)	$28,878

Total Fee-Based Accounts	113,301	87,884	(42,195)	45,689		158,990

	Asset Rollforward—2009
	(in millions except account data)
	Actual 12/31/08	Gross Sales	Redemp- tions	Net Flows	Market Impact	Actual 12/31/09
Assets under Management (AUM)	$7,136	$3,586	$(2,799)	$787	$1,737	$9,660
Assets under Administration (AUA)	21,742	9,528	(6,494)	3,034	3,155	27,931

Total AUM/A	$28,878	$13,114	$(9,293)	$3,821	$4,892	$37,591

Total Fee-Based Accounts	158,990	55,506	(39,321)	16,185		175,175

	Asset Rollforward—First Quarter 2010
	(in millions except account data)
	Actual 12/31/09	Gross Sales	Redemp- tions	Net Flows	Market Impact	Actual 3/31/10
Assets under Management (AUM)	$9,660	$1,055	$(680)	$375	$881	$10,916
Assets under Administration (AUA)	27,931	2,905	(1,769)	1,136	513	29,580

Subtotal AUM/A	$37,591	$3,959	$(2,449)	$1,511	$1,394	$40,496

Total Fee-Based Accounts	175,175	18,363	(8,183)	10,180		185,355

The mix of assets under management and assets under administration was as follows for the periods indicated:

	December 31,			March 31, 2010
	2007	2008	2009
Assets under Management (AUM)	35%	25%	26%	27%
Assets under Administration (AUA)	65	75	74	73

Total AUM/A	100%	100%	100%	100%

The percentage of assets under management decreased in 2008 compared to 2007 as a result of an increase in assets under administration and a decline in the value of assets under management between periods. The nature and type of services requested by our customers are the key drivers in determining whether customer assets are classified as AUM or AUA. Therefore, we do not have direct control over the mix of AUM and AUA.

As a result of the new platform services agreement we signed with FundQuest Incorporated, or FundQuest, as described below in “Recent Developments”, we expect the percentage of assets categorized as AUA to increase during the second quarter of 2010.

Revenues from licensing and professional services fees

Our revenues received under license agreements are recognized over the contractual term. To a lesser degree we also receive revenues from professional services fees by providing customers with certain technology platform software development services. In the years ended December 31, 2007, 2008 and 2009, and in the three months ended March 31, 2009 and 2010, our revenues from professional services fees were $2.5 million, $2.4 million, $2.4 million, $0.7 million and $0.5 million respectively. These revenues are generally recognized on a percentage-of-completion method basis, under which we recognize revenues based upon the number of hours spent providing the services in a given period as a percentage of our estimate for the total number of hours that will be required to complete our obligations under the contract.

During 2008, we entered into a multi-year license agreement with Fidelity. In connection with the Fidelity license agreement, we hired additional back-office, marketing and sales support personnel.

We may enter into license agreements in future periods if requested by our customers and commercially attractive to us.

Expenses

The following is a description of our principal expense items.

Cost of revenues

Cost of revenues primarily include expenses related to our receipt of sub-advisory and clearing, custody and brokerage services from third parties. The largest component of cost of revenues, sub-advisory fees paid to third- party investment managers, relates only to AUM since a sub-advisor is not utilized in connection with AUA.

Clearing, custody and brokerage services are provided by third-party providers. All of these expenses are typically calculated based upon a contractual percentage of the market value of assets held in customer accounts measured as of the end of each fiscal quarter and are recognized ratably throughout the quarter based on the number of days in the quarter.

Compensation and benefits

Compensation and benefits expenses primarily relate to employee compensation, including salaries, commissions, non-cash stock-based compensation, profit sharing, benefits and employer-related taxes. We expect that the majority of any increase in compensation and benefits expenses in the next 12 months will arise in connection with additional non-cash stock-based compensation and increased headcount to support our growth strategy.

General and administration

General and administration expenses include occupancy costs and expenses relating to communications services, research and data services, website and system development, marketing, professional and legal services and travel and entertainment.

Depreciation and amortization

Depreciation and amortization expenses include depreciation related to:

•	fixed assets, including computer equipment and software, leasehold improvements, office furniture and fixtures and other office equipment;

•	internally developed software; and

•	intangible assets, primarily related to customer lists, the value of which was capitalized in connection with our prior acquisitions.

Furniture and equipment is depreciated using the straight-line method based on the estimated useful lives of the depreciable assets. Leasehold improvements are amortized using the straight-line method over their estimated economic useful lives or the remaining lease term, whichever is shorter. Improvements are capitalized, while repairs and maintenance costs are recorded as expenses in the period they are incurred. Assets are tested for recoverability whenever events or circumstances indicate that the carrying value of the assets may not be recoverable.

Internally developed software is amortized on a straight-line basis over its estimated useful life. We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Intangible assets are depreciated using the straight-line method over their estimated economic useful lives and are reviewed for possible impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Recent Developments

FundQuest Agreement

In February 2010, we signed a seven-year platform services agreement with FundQuest Incorporated, or FundQuest, a subsidiary of BNP Paribas Investment Partners. Pursuant to this agreement, we will provide FundQuest and its clients with our platform technology and support services, replacing FundQuest’s technology platform. FundQuest will continue to provide investment products to its clients. As of April 30, 2010, FundQuest had approximately $13 billion in assets on its platform, managed by approximately 6,200 financial advisors through approximately 85,000 accounts. In May 2010, we substantially completed converting the assets on FundQuest’s platform to our technology platform.

In order to support the increase in assets under administration resulting from this agreement, we hired 20 staff from FundQuest to assist us with the ongoing administration of existing and new FundQuest customers. As a result, we expect total compensation and benefits expense, as a percentage of total revenues, to increase by approximately one percentage point.

In connection with this agreement, we have agreed to make various payments to FundQuest during the contract term. These payments include an up-front payment upon completion of the conversion of FundQuest’s clients’ assets to our technology platform, five annual payments and a payment after the fifth year of the agreement calculated based on the revenues we receive from FundQuest during the first five years of the contract term. Our current estimate of the present value of these payments is approximately $29.0 million. In connection with the agreement, we also issued FundQuest a warrant to purchase shares of our common stock, with an exercise price to be calculated as 120% of our initial public offering price per share of our common stock with an initial aggregate estimated fair value of $2.4 million (See note 6 to the notes to the unaudited condensed consolidated financial statements). The present value of all payments and the fair value of the warrant will be accounted for as customer inducement costs and will be amortized as a reduction to our revenues from assets under management or administration on a straight-line basis over the contract term.

We anticipate that our annual net revenues will increase in proportion to the increase in assets under administration resulting from the agreement. The revenue we recognize under this agreement will be net of customer inducement amortization of approximately $4.5 million per year. Additionally, we expect to recognize approximately $0.8 million of interest expense annually during the term of the agreement. Revenues, customer inducement costs and interest expense may change over the contractual term based upon changes in the market value of customer assets and in the net flows relating to new and existing customer accounts.

As a result of the reduction in our revenues due to the amortization of customer inducement costs, cash flows received under this agreement will exceed the recorded value of the revenues we recognize relating to the agreement for any given period during the term of the agreement.

Closure of Los Angeles Office

In January 2010, we announced that we would be closing our Los Angeles, CA office, effective March 31, 2010, in order to more appropriately align and manage our internal resources. The Los Angeles office was the headquarters of NetAssetManagement, Inc., or NAM, which we acquired in 2004. The office had three primary functional groups: our investment consulting group, Portfolio Management Consultants; operational processing; and technology operations support. In connection with the closing of the Los Angeles office, its investment consulting group functions were transferred to our Chicago headquarters, its operational processing functions were transferred to our Denver operations center and its technical operations support functions were transferred to our Sunnyvale office.

In connection with the closure of the Los Angeles office, we have incurred pretax restructuring charges of approximately $0.8 million in the three months ended March 31, 2010 and we expect to incur additional pretax restructuring charges of approximately $0.5 million in the remainder of 2010. Restructuring charges include expenses related to vacating rental office space, relocation expenses and severance charges. The closure of this office and related actions are expected to result in decreased costs in future periods.

Factors Affecting Comparability

We expect our stock-based compensation expenses to increase in future periods as a result of our award of 1,875,230 stock options to our employees upon the closing of this offering. In addition, we expect our compensation and benefits and general and administrative expenses to increase as a result of becoming an SEC-reporting company subject to the Sarbanes-Oxley Act and the other regulatory requirements applicable to public companies. Accordingly, our results of operations for future periods may not be comparable to our results of operations for the periods under review.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, or U.S. GAAP. The accounting policies described below require management to apply significant judgment in connection with the preparation of our consolidated financial statements. In particular, judgment is applied to determine the appropriate assumptions to be used in calculating estimates that affect certain reported amounts in our consolidated financial statements. These estimates and assumptions are based on historical experience and on various other factors that we believe to be reasonable under the circumstances. If different estimates or assumptions were used, our results of operations, financial condition and cash flows could have been materially different than those reflected in our consolidated financial statements. For additional information regarding our critical accounting policies, see note 2 to the notes to the audited consolidated financial statements and note 1 to the notes to the unaudited condensed consolidated financial statements.

Revenue recognition

We recognize revenues when all four of the following criteria have been met:

•	Persuasive evidence of an arrangement exists;

•	The product has been delivered or the service has been performed;

•	The fee is fixed or determinable; and

•	Collectability is reasonably assured.

Types of revenues

We generate revenues from assets under management or administration and from licensing and professional service fees. Revenues from assets under management or administration are generated from fees based on a contractual percentage of assets under management or administration valued at each quarter-end. These fees are generally collected at the beginning of a quarter in advance based upon the previous quarter-end values. In less than 10% of our contracts, fees are collected at the end of the quarter based upon the current quarter-end value. The contractual fee percentages vary based upon the level and type of services we provide to our customers. Pursuant to the contracts with our customers, we calculate our fees based on the asset values in the customer’s account, without making any judgment or estimates. None of our fees are earned pursuant to performance-based or other incentive-based arrangements.

We generate revenues from licensing fees pursuant to recurring contractual fixed-fee agreements, principally with a portion of our enterprise clients. Our licensing fees vary based on the type of services we provide. We generate revenues from professional service fees by providing customers with customized technology platform software development services. These revenues are received pursuant to contracts that detail the nature of the services to be provided by us, the estimated number of hours such work will require and the total contract fee amount.

Recognition of revenues

Application of the applicable accounting principles of U.S. GAAP requires us to make judgments and estimates in connection with the measurement and recognition of revenues. Revenues are recognized in the period in which the related services are provided. In certain cases, management is required to determine whether revenues should be recognized in an amount equal to the gross fees we receive or as a net amount reflecting the payment of expenses to third-parties, such as sub-advisors and custodians, that provide services to us in connection with certain of our financial advisors’ client accounts. When fees are collected for sub-advisory, clearing, custody or brokerage services in circumstances where we do not have a direct contract with the third-party provider, the fees are recorded as revenue on a net basis. Fees we received in advance of the performance of services are recorded as deferred revenues on our consolidated balance sheets and are recognized as revenues when earned, generally over three months.

Revenues from licensing are recognized over the contractual term. Contracts with nonstandard terms and conditions may require contract interpretation to determine the appropriate revenue recognition policy to apply.

Revenues from professional services are recognized under the percentage-of-completion method, as permitted by U.S. GAAP. Management measures the total number of service hours provided under the contract on a monthly basis and estimates the remaining hours to complete the project in order to determine the appropriate percentage of revenue to recognize during the period.

Our revenue recognition is also affected by our judgment in determining appropriate allowances for uncollectible receivables. We consider customer-specific information related to delinquent accounts and past lost experience, as well as current economic conditions in establishing the amount of the allowance.

Internally developed software

Costs relating to internally developed software that are incurred in the preliminary stages of development are expensed as incurred. Management determines when projects have met the criteria of the application development stage. This typically occurs when the conceptual formulation and evaluation of software functionality are finalized.

Once work on a software application has passed the preliminary stages, internal and external costs, if direct and incremental, are capitalized until the software application is substantially complete and ready for its intended use. These costs include expenditures related to software design, technical specifications, coding, installation of hardware and parallel testing. We cease capitalizing these costs upon completion of all substantial testing of the software application.

We also capitalize costs related to specific upgrades and enhancements of our internally developed software when we conclude that it is probable that the expenditures will result in additional functionality. Our maintenance and training costs are expensed as incurred.

As of December 31, 2008 and 2009 and March 31, 2010, we had net capitalized internally developed software of $4.0 million, $3.9 million and $3.8 million, respectively. We capitalized $1.7 million and $1.3 million in internally developed software during the years ended December 31, 2008 and 2009, respectively. We capitalized $0.3 million and $0.3 million in internally developed software during the three months ended March 31, 2009 and 2010, respectively.

Internally developed software is amortized on a straight-line basis over its estimated useful life. We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internally developed software during the years ended December 31, 2007, 2008 and 2009 or during the three month period ended March 31, 2010.

Non-cash stock-based compensation expense

Since our 2004 Stock Incentive Plan was adopted and in the periods under review, stock options have been an important component of our compensation structure. We expect that this will continue to be the case in the future. Our board of directors is responsible for determining the timing and magnitude of all option grants. Our board of directors is also responsible for determining the fair value of our common stock on the date of each stock option grant. The board of directors has delegated certain of its responsibilities to the compensation committee of the board of directors and certain members of management. As required under our 2004 Stock Incentive Plan, all of our options are granted with exercise prices at or above the fair value of our common stock on the grant date.

The following table provides information regarding options granted since January 1, 2009.

Grant Date	Shares	Stock Price	Exercise Price
2/16/2009	1,000	$7.85	$7.85
4/8/2009	8,230	7.85	7.85
5/15/2009	232,732	7.15	7.15
7/6/2009	10,000	7.15	7.15
11/16/2009	12,000	11.50	11.50
2/22/2010	71,000	13.45	13.45

As a private company, there is no market for our common stock and therefore no readily available price to reference when determining the fair value of our common stock in connection with the granting of stock options. The value of our common stock is dependent upon our company valuation and, as described below, we have periodically obtained independent valuations and performed internal valuations of our common stock. In each case, such valuations have been performed contemporaneously and we have determined the fair market value of our company in conformity with commonly accepted corporate valuation techniques and methodologies.

We generally obtain contemporaneous independent valuations at least annually and at the time of broad-based option grants, such as on May 15, 2009 and February 22, 2010. For our internal valuations, we apply the same approach and methodology used by the independent valuation firm. For any option grants made between quarterly valuations of our common stock, our board of directors assesses all available information in determining whether the stock price in effect at the time of the grant should otherwise be adjusted. As a private company, we have performed our quarterly valuations such that they are effective approximately 45 days following the end of each calendar quarter to approximate the date upon which, if we were a reporting company, we would be required to disclose to the public through filings with the Commission our financial performance and associated operating metrics, which include assets under management and administration. Until such date, any information about a given quarter’s financial performance, ending asset values, and other information that could be deemed material to investors, would not be known to the public even if we were a reporting company and therefore is not included in the valuation of our common stock during interim periods.

In the specific cases of option grants made after the dates of our quarterly valuations during the period under review, our board of directors concluded that no adjustment should be made to the most recent valuation of our common stock based on its assessment that, had we been a reporting company, no new material information would have been available to the public since the date of the prior valuation of our common stock.

Our company valuation, whether prepared by an independent valuation firm or performed internally, considers an income approach, also known as a discounted cash flow analysis, incorporating our historical and expected financial performance, the relevant market and industry and economic trends. Our valuation also considers a market approach, including recent capital transactions involving either our company or comparable companies, and comparable public-company valuations. The resulting calculation assigns a value for 100% of our company’s equity on a marketable equivalent, non-controlling interest basis. We consider, but do not include, an asset approach, as we do not believe the book value of our assets provides meaningful input into our expected revenue and earnings, or the value of our company.

We believe the value of our common stock has the potential to change each fiscal quarter in the normal course of our business, since the majority of our total revenues earned in a given quarter is calculated based on the value of AUM and AUA as of the end of the previous fiscal quarter. These revenues, and our resulting projections for earnings and cash flow, are inherently subject to fluctuations from quarter to quarter. Accordingly, we calculate the value of our common stock at least once each fiscal quarter. Our quarterly valuations can fluctuate significantly as the market value of our assets under management or administration drives our near term financial results and longer term projections. The value of our common stock could also change if a material financing transaction or other significant event occurs within a given fiscal quarter. In such circumstances we perform an additional valuation of our common stock at the time of the transaction or event, using the same valuation methodology that is utilized in connection with our quarterly valuations.

After we determine a value for our company, we allocate the value to each class of our shares, including our common stock. Our value allocation methodology applies the principles set forth in the AICPA Practice Aid—Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The Practice Aid defines appropriate methods to allocate enterprise value to common shares when multiple share classes exist. Based on various factors, including the stage of a company’s life and the timing and likelihood of various liquidity events, one method of allocation may be more appropriate than the others. We consider, but do not use, the probability-weighted expected return method due to the number of assumptions for each scenario that are difficult to estimate, and the fact that our most likely liquidation event is an initial public offering. Additionally, we do not apply the liquidation method because, as the Practice Aid indicates, it would be inappropriate for a later-stage company such as ours to use that method to allocate value to the various share classes. Furthermore, the more imminent a liquidity event becomes, the more aligned the liquidation model and option pricing model become in attributing value to each share class. Accordingly, we use the option pricing method, as defined in the Practice Aid, which treats each class of equity as having a “call option” on the enterprise value. The option pricing method considers the economic preferences and other rights attributable to each share class, resulting in a price for each of our share classes, including our common stock. Our valuations of our common stock also reflect a discount for lack of marketability, adjusted over time to reflect the expected likelihood and timing of a liquidity event subsequent to each valuation date. No other discounts were applied in determining the value of our common stock.

During the fifteen months prior to March 31, 2010, we performed the following contemporaneous valuations of our common stock:

Date	Fair Value of Common Stock
2/15/2009	$7.85
5/15/2009	7.15
8/15/2009	9.90
11/15/2009	11.50
2/15/2010	13.45

As described above, the assets under management or administration on our technology platform at the end of a given quarter have a significant impact on our short- and long-term financial projections and resulting valuation. For example, the valuation conducted on May 15, 2009 incorporated financial projections based on assets under management or administration as of March 31, 2009. The value of those assets was 6% below the value of the assets as of December 31, 2008. This contributed to the decline in the estimated fair value of our common stock between periods. Conversely, assets under management or administration increased 16% between March 31, 2009 and June 30, 2009, contributing to an increase in the estimated fair value of our common stock between May 15, 2009 and August 15, 2009. In addition, assets under management and administration increased 15% between June 30, 2009 and September 30, 2009, which contributed to the increase in the fair value of our common stock between August 15, 2009 and November 15, 2009. Finally, a 4% increase in assets under management between September 30, 2009 and December 31, 2009, as well as our new agreement with FundQuest (see “—Recent Developments”), contributed to the increase in the fair value of our common stock between November 15, 2009 and February 15, 2010. Other factors, such as updated financial projections not related to changes in our assets under management or administration, as well as fluctuations in the value of comparable publicly-traded companies, also contributed to the differences in the estimated fair value of our common stock between periods.

Non-cash stock-based compensation expense for stock option grants is estimated at the grant date based on each grant’s fair value, calculated using the Black-Scholes option pricing model. Compensation and benefits expenses are recognized over the vesting period for each grant. The fair value of our stock options and the resulting expenses are based on various assumptions, including the expected volatility of our stock price, the expected term of the stock options, estimated forfeiture rates and the risk-free interest rate. The use of different assumptions would result in different fair values and compensation and benefits expenses for our option grants.

Income taxes

We are subject to income taxes in the United States and India. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

We use the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized under income tax provision in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to an amount that we determine is more-likely-than-not to be realized in the future.

In our ordinary course of business, we may enter into transactions for which the ultimate tax determination is uncertain. In such cases, we establish reserves for tax-related uncertainties based on our estimates of whether, and the extent to which, additional taxes will be due. The reserves are established when we believe that certain positions are likely to be challenged and may not be fully sustained on review by tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or refinement of an estimate. Although we believe our reserves are reasonable, no assurance can be given that the final outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will be reflected in our provision for income taxes. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Our effective tax rates differ from the statutory rates primarily due to adjustments in valuation allowances, state income taxes and changes in rates. Our provision for income taxes varies based on, among other things, changes in the valuation of our deferred tax assets and liabilities, the tax effects of non-cash stock-based compensation or changes in applicable tax laws, regulations and accounting principles or interpretations thereof.

As of March 31, 2010, we had net operating loss carry-forwards for federal and state income tax purposes of $40.2 million and $35.1 million, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carryforwards expire through 2026.

We are subject to examination of our income tax returns by the U.S. Internal Revenue Service and other tax authorities. We assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these examinations will not have a material adverse effect on our results of operations, financial condition and cash flows.

Three months ended March 31, 2010 compared to three months ended March 31, 2009

	Three Months Ended March 31,		Increase (Decrease)
	2009	2010	Amount	%
	(In thousands, unaudited)
Revenues:
Assets under management or administration	$13,334	$16,396	$3,062	23%
Licensing and professional services	5,347	5,236	(111)	(2)

Total revenues	18,681	21,632	2,951	16

Operating expenses:
Cost of revenues	5,920	7,020	1,100	19
Compensation and benefits	7,004	8,090	1,086	16
General and administration	3,629	7,109	3,480	96
Depreciation and amortization	1,047	1,331	284	27
Restructuring charges	—	752	752	*

Total operating expenses	17,600	24,302	6,702	38

Income (loss) from operations	1,081	(2,670)	(3,751)	(347)

Other income (expense):
Interest income	54	44	(10)	(19)
Unrealized gain (loss) on investments	—	3	3	*
Impairment of investments	(17)	—	17	(100)

Total other income (expense)	37	47	10	27

Income (loss) before income tax provision	1,118	(2,623)	(3,741)	(335)
Income tax provision	334	(112)	(446)	(135)

Net income (loss)	$784	$(2,511)	$(3,295)	(420)%

*	Not meaningful.

Revenues

Total revenues increased 16% from $18.7 million in the three months ended March 31, 2009 to $21.6 million in the three months ended March 31, 2010. The increase was primarily due to an increase in revenues from assets under management or administration of $3.1 million. Revenues from assets under management or administration comprised 71% and 76% of total revenue in the three months ended March 31, 2009 and 2010, respectively.

Assets under management or administration

Revenues earned from assets under management or administration increased 23% from $13.3 million in the three months ended March 31, 2009 to $16.4 million in the three months ended March 31, 2010. The increase was primarily due to an increase in asset values applicable to our quarterly billing cycle in 2010, relative to the corresponding period in 2009. In the first quarter of 2010, revenues were positively affected by the increase in market value of AUM and AUA as of December 31, 2009, as well as new account growth and positive net flows of AUM and AUA during the fourth quarter of 2009.

New account growth and positive net flows of AUM and AUA in the fourth quarter of 2009 resulted from continued efforts to increase the number of financial advisors and accounts on our technology platform. The number of financial advisors with AUM or AUA that had client accounts on our technology platform increased from 7,771 as of December 31, 2008 to 8,408 as of December 31, 2009 and the number of AUM or AUA client accounts increased from approximately 159,000 as of December 31, 2008 to approximately 175,000 as of December 31, 2009.

In the first quarter of 2009, revenues were negatively affected by the significant market decline that occurred during the fourth quarter of 2008, as our first quarter 2009 revenues were driven primarily by the value of AUM and AUA as of December 31, 2008.

Licensing and professional services

Licensing and professional services revenues decreased 2% from $5.3 million in the three months ended March 31, 2009 to $5.2 million in the three months ended March 31, 2010. This decrease was primarily due to a decrease in professional services revenue of $0.2 million, partially offset by an increase in licensing revenue of $0.1 million.

Cost of revenues

Cost of revenues increased 19% from $5.9 million in the three months ended March 31, 2009 to $7.0 million in the three months ended March 31, 2010. As a percentage of total revenues, cost of revenues remained flat at 32% in both periods.

Compensation and benefits

Compensation and benefits increased 16% from $7.0 million in the three months ended March 31, 2009 to $8.1 million in the three months ended March 31, 2010, primarily due to an increase in salaries and commissions of $1.1 million related to an increase in headcount. As a percentage of total revenues, compensation and benefits remained flat at 37% in both periods.

General and administration

General and administration expenses increased 96% from $3.6 million in the three months ended March 31, 2009 to $7.1 million in the three months ended March 31, 2010, primarily due to an increase in bad debt expense of $2.7 million in the three months ended March 31, 2010 related to the uncollectible portion of accounts and notes receivable from a private company (see note 5 to the notes to the unaudited condensed consolidated financial statements) and increased legal fees related to the Fetter Logic litigation of $0.7 million. See note 14 to the notes to the unaudited condensed consolidated financial statements. As a percentage of total revenues, general and administration expenses increased from 19% in the three months ended March 31, 2009 to 33% in the three months ended March 31, 2010. Excluding bad debt expense of $2.7 million and legal fees of $0.7 million related to the Fetter Logic litigation, general and administration expenses as a percentage of total revenues would have been 17% in the three months ended March 31, 2010.

Depreciation and amortization

Depreciation and amortization expense increased 27% from $1.0 million in the three months ended March 31, 2009 to $1.3 million in the three months ended March 31, 2010, primarily due to an increase in fixed assets and internally developed software depreciation and amortization of $0.2 million and $0.1 million, respectively. The increase in depreciation and amortization expense was primarily due to an increase in capitalized leasehold improvements of $2.8 million and an increase in capitalized hardware and outside software costs of $1.9 million to support the growth of our operations. As a percentage of total revenues, depreciation and amortization remained flat at 6% in both periods.

Restructuring charges

Effective March 31, 2010, we closed our Los Angeles office in order to more appropriately align and manage our resources and incurred restructuring charges of approximately $0.8 million for the three months ended March 31, 2010. These expenses related to vacating rental office space, relocation expenses and severance charges. We expect to incur an additional $0.5 million of expenses relating to the closure of our Los Angeles office during the remainder of 2010.

Income tax provision

	Three Months Ended March 31,
	2009	2010
Provision for income taxes	$334	$(112)
Effective tax rate	29.9%	4.3%

Our effective tax rate for the three months ended 2009 differs from the statutory rate primarily as a result of a change in state tax apportionment laws that affect the tax rate requiring a re-valuation of our deferred tax items and the effect of state taxes.

Our effective tax rate for the three months ended 2010 differs from the statutory rate primarily as a result of the establishment of a full income tax valuation allowance of the deferred tax asset created as a result of the write-off of notes receivable from a private company (See note 5 to the notes to the unaudited condensed consolidated financial statements) that is considered a capital loss for income tax purposes.

Results of Operations

Year ended December 31, 2009 compared to year ended December 31, 2008

	Year Ended December 31,		Increase (Decrease)
	2008	2009	Amount	%
	(In thousands)
Revenues:
Assets under management or administration	$71,738	$56,857	$(14,881)	(21)%
Licensing and professional services	20,104	21,067	963	5

Total revenues	91,842	77,924	(13,918)	(15)

Operating expenses:
Cost of revenues	34,604	24,624	(9,980)	(29)
Compensation and benefits	28,452	28,763	311	1
General and administration	15,500	15,726	226	1
Depreciation and amortization	3,538	4,499	961	27

Total operating expenses	82,094	73,612	(8,482)	(10)

Income from operations	9,748	4,312	(5,436)	(56)

Other income (expense):
Interest income	816	221	(595)	(73)
Unrealized gain (loss) on investments	(21)	19	40	*
Impairment of investments	(680)	(3,608)	(2,928)	431

Total other income (expense)	115	(3,368)	(3,483)	*

Income before income tax provision	9,863	944	(8,919)	(90)
Income tax provision	4,608	1,816	(2,792)	(61)

Net income (loss)	$5,255	$(872)	$(6,127)	(117)%

*	Not meaningful.

Revenues

Total revenues decreased 15% from $91.8 million in 2008 to $77.9 million in 2009. The decrease was primarily due to a decrease in revenues from assets under management or administration of $14.9 million. Revenues from assets under management or administration comprised 78% and 73% of total revenue in 2008 and 2009, respectively.

Assets under management or administration

Revenues earned from assets under management or administration decreased 21% from $71.7 million in 2008 to $56.9 million in 2009. This decrease was primarily due to a decline in asset values applicable to our quarterly billing cycles for 2009, relative to those used in 2008. In 2008, revenues were relatively unaffected by the significant market decline that occurred during the fourth quarter of 2008. Our fourth quarter 2008 revenues were driven primarily by the value of AUM and AUA as of September 30, 2008. In addition, the decline in market values in the fourth quarter of 2008 and first quarter of 2009 negatively impacted revenues in 2009.

The recovery in the equity markets in the second quarter of 2009 through the end of 2009 modestly affected our revenues from assets under management or administration in the second half of 2009, as market values at the end of a quarter primarily impact our revenues in the subsequent quarter.

The overall decline in revenues from assets under management or administration was partially offset by revenues from new account growth and positive net flows of AUM or AUA during 2009. New account growth and positive net flows of AUM or AUA resulted from our continued efforts to increase the number of financial advisors on our technology platform. The number of financial advisors with AUM or AUA that had client accounts on our technology platform increased from 7,771 as of December 31, 2008 to 8,408 as of December 31, 2009 and the number of AUM or AUA client accounts increased from approximately 159,000 as of December 31, 2008 to approximately 175,000 as of December 31, 2009.

Licensing and professional services

Licensing and professional services revenues increased 5% from $20.1 million in 2008 to $21.1 million in 2009, primarily due to increased fees on existing license agreements, including an increase in revenues from the Fidelity license agreement.

Cost of revenues

Cost of revenues decreased 29% from $34.6 million in 2008 to $24.6 million in 2009, primarily due to the decrease in the quarter-end market values of AUM and AUA, as well as a relative increase in AUA, for which we incur lower direct costs. As a percentage of total revenues, cost of revenues decreased from 38% in 2008 to 32% in 2009 due to the decrease in market values, as well as a relative increase in licensing revenues, for which we incur no direct costs.

Compensation and benefits

Compensation and benefits increased 1% from $28.5 million in 2008 to $28.8 million in 2009, primarily due to an increase in non-cash stock-based compensation expense of $0.4 million and an increase in profit sharing of $0.4 million, which was partially offset by a decrease in severance of $0.3 million. As a percentage of total revenues, compensation and benefits increased from 31% in 2008 to 37% in 2009, due to the decline in revenue between periods.

General and administration

General and administration expenses increased 1% from $15.5 million in 2008 to $15.7 million in 2009, primarily driven by increases in occupancy-related costs of $0.6 million as a result of new lease agreements related to the Chicago and Denver offices, communications expenses of $0.3 million, research and data costs of $0.3 million related to increased account activity and bad debt expense of $0.4 million related to uncollectible portion of accounts receivable from a private company (see note 7 to the notes to the audited consolidated financial statements), offset by lower professional services of $0.6 million, travel-related expenses of $0.4 million and marketing expenses of $0.3 million, primarily due to efforts to reduce expenses. As a percentage of total revenues, general and administration expenses increased from 17% in 2008 to 20% in 2009. This increase was primarily due to the decrease in revenues in 2009.

Depreciation and amortization

Depreciation and amortization increased 27% from $3.5 million in 2008 to $4.5 million in 2009. This increase was driven by an increase in fixed asset and internally developed software depreciation and amortization of $0.7 million and $0.3 million, respectively. The increase in depreciation and amortization expense was primarily due to increased levels of capitalized leasehold improvements of $2.8 million, as well as increased levels of capitalized hardware and outside software costs of $1.9 million needed to support the growth of our operations. As a percentage of total revenues, depreciation and amortization increased from 4% in 2008 to 6% in 2009. This increase was primarily due to the decrease in revenues in 2009.

Interest income

Interest income decreased 73% from $0.8 million in 2008 to $0.2 million in 2009, primarily due to lower effective interest rates earned on our cash and cash equivalent balances in 2009 compared to 2008.

Impairment of investments

Impairment of investments increased $2.9 million from $0.7 million in 2008 to $3.6 million in 2009. In the fourth quarter of 2009, we evaluated the fair value of an investment in a private company and we recorded a $3.3 million impairment. See note 7 to the notes to the audited consolidated financial statements.

Income tax provision (benefit)

	Year Ended December 31,
	2008	2009
Provision for income taxes	$4,608	$1,816
Effective tax rate	46.7%	192.4%

Our 2008 and 2009 effective tax rates differ from the statutory rate primarily as a result of changes in our estimates of our state income tax obligations for prior years and changes in state tax rates. The changes in state tax rates were primarily related to changes in state tax laws regarding the sourcing of state taxable income.

Our 2009 effective tax rate also differs from the statutory rate primarily as a result of an increase in our tax valuation allowance we recorded in 2009. In 2009, our management determined that newly generated deferred tax assets related to capital losses from investments were not expected to be utilized and correspondingly, we increased our tax valuation allowance.

Year ended December 31, 2008 compared to year ended December 31, 2007

	Year Ended December 31,		Increase (Decrease)
	2007	2008	Amount	%
	(In thousands)
Revenues:
Assets under management or administration	$71,442	$71,738	$296	0%
Licensing and professional services	10,027	20,104	10,077	100

Total revenues	81,469	91,842	10,373	13

Operating expenses:
Cost of revenues	34,541	34,604	63	0
Compensation and benefits	23,250	28,452	5,202	22
General and administration	12,135	15,500	3,365	28
Depreciation and amortization	2,914	3,538	624	21

Total operating expenses	72,840	82,094	9,254	13

Income from operations	8,629	9,748	1,119	13

Other income (expense):
Interest income	1,159	816	(343)	(30)
Unrealized loss on investments	—	(21)	(21)	100
Impairment of investments	—	(680)	(680)	100

Total other income (expense)	1,159	115	(1,044)	(90)

Income before income tax provision (benefit)	9,788	9,863	75	1
Income tax provision (benefit)	(14,150)	4,608	18,758	*

Net income	$23,938	$5,255	$(18,683)	(78)%

*	Not meaningful.

Revenues

Total revenues increased 13% from $81.5 million in 2007 to $91.8 million in 2008. This increase was primarily due to an increase in licensing and professional services revenue of $10.1 million. Revenues from assets under management or administration services were 88% and 78% of total revenues in 2007 and 2008, respectively.

Assets under management or administration

Revenues earned from assets under management or administration remained flat in 2008 compared to 2007, due to several offsetting factors. Growth in accounts and positive net flows of AUM and AUA were offset by gradual declines in equity market values. The positive net flows of AUM and AUA were primarily attributable to an increase in the number of AUM or AUA client accounts on our technology platform, from approximately 113,000 as of December 31, 2007 to 159,000 as of December 31, 2008. The significant decline in market values during the fourth quarter of 2008 did not have material effect on revenues until 2009. Additionally, one customer with approximately $11 billion in AUA shifted from an asset-based fee schedule to a license agreement at the end of 2007. This shift resulted in a decline in revenues from assets under management or administration.

Licensing and professional services

Licensing and professional services revenue increased 100% from $10.0 million in 2007 to $20.1 million in 2008. This increase was primarily due to fees earned on a new license agreement with Fidelity, as well as the transition of an existing customer relationship from asset-based pricing at the end of 2007 to a license agreement in 2008, as described above.

Cost of revenues

Cost of revenues remained flat in 2008 compared to 2007. As a percentage of total revenues, cost of revenues decreased from 42% in 2007 to 38% in 2008 due to the increase in revenues from licensing fees, for which we incur no direct costs.

Compensation and benefits

Compensation and benefits increased 22% from $23.3 million in 2007 to $28.5 million in 2008, primarily related to an increase in headcount and related expenses from 2007 to 2008 to support the growth in our operations, partially offset by a decrease in incentive compensation expense of $0.5 million. As a percentage of total revenues, compensation and benefits increased from 29% in 2007 to 31% in 2008.

General and administration

General and administration expenses increased 28% from $12.1 million in 2007 to $15.5 million in 2008, primarily driven by increases in communications expenses of $0.4 million, research and data costs of $0.2 million and marketing expenses of $0.6 million, in each case related to our increased breadth of our products and services in 2009. Professional services expenses increased $0.9 million due to increased legal and consulting fees. As a percentage of total revenues, general and administration expenses increased from 15% in 2007 to 17% in 2008. This increase was primarily due to an increase in our infrastructure to support the projected growth of our operations.

Depreciation and amortization

Depreciation and amortization increased 21% from $2.9 million in 2007 to $3.5 million in 2008, primarily driven by an increase in fixed asset depreciation and amortization expense of $0.3 million and an increase in internally developed software depreciation of $0.4 million. The increase in depreciation and amortization was primarily due to a $1.1 million increase in capitalized computer equipment and software and a $0.8 million increase in leasehold improvements in 2008, as well as an increase of $1.7 million in capitalized internally developed software-related costs as a result of continued enhancements to our technology platform. As a percentage of total revenues, depreciation and amortization remained flat at 4% for 2007 and 2008.

Interest income

Interest income decreased 30% from $1.2 million in 2007 to $0.8 million in 2008, primarily due to lower effective interest rates earned on our cash and cash equivalent balances in 2008 compared to 2007.

Impairment of investments

Impairment of investments increased $0.7 million from 2007 to 2008. This increase was primarily due to a $0.7 million impairment of an alternative investment in 2008. See note 7 to the notes to the audited consolidated financial statements.

Income tax provision (benefit)

	Year Ended December 31,
	2007	2008
Provision for income taxes	$(14,150)	$4,608
Effective tax rate	(144.6)%	46.7%

Our 2007 effective tax rate differs from the statutory rate primarily as a result of the reversal of an income tax valuation allowance. Prior to 2007, we established income tax valuation allowances to reflect our estimate of the amount of deferred tax assets that might not be realized. Our management considers both positive and negative evidence in determining whether a valuation allowance is appropriate, and more weight is given to evidence that can be objectively verified. Valuation allowances are reassessed whenever there are changes in circumstances that may cause a change in our judgments. In fiscal 2007, additional objective evidence became available regarding the level of our future earnings that affected our judgment concerning the valuation allowance attributable to net operating losses. See note 11 to the notes to the audited consolidated financial statements.

Our 2008 effective tax rate differs from the statutory rate primarily as a result of changes in our estimates of our state income tax obligations for prior years and changes in state tax rates. The changes in state tax rates were primarily related to changes in state tax laws regarding the sourcing of state taxable income.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly condensed consolidated statements of operations data for each fiscal quarter in the years ended December 31, 2008, 2009 and the quarter ended March 31, 2010. Our unaudited quarterly condensed consolidated statements of operations data has been prepared on the same basis as our audited consolidated financial statements and should be considered together with the audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited quarterly condensed consolidated statements of operations data includes all the necessary adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of this data. Our results of operations in historical periods are not necessarily indicative of our future results of operations.

Our revenues from assets under management or administration decreased during the period from September 30, 2008 through June 30, 2009 as a result of the decline in equity markets, which was partially offset by positive net flows during the same period. Our cost of revenues declined during the same time period, also as a result of the decline in the equity markets. Our total operating expenses have fluctuated both in absolute dollar terms and as a percentage of total revenues from quarter-to-quarter primarily as a result of changes in headcount, non-cash stock-based compensation expense, costs related to marketing, professional services expenses and depreciation and amortization of fixed assets and internally developed software.

Condensed Consolidated Statements of Operations Data

	For the Three Months Ended
	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010
	(In thousands, unaudited)
Revenues:
Assets under management or administration	$18,781	$18,039	$18,691	$16,227	$13,334	$12,589	$14,507	$16,427	$16,396
Licensing and professional services	5,846	4,881	4,718	4,659	5,347	5,131	5,221	5,368	5,236

Total revenues	24,627	22,920	23,409	20,886	18,681	17,720	19,728	21,795	21,632

Operating expenses:
Cost of revenues	9,373	8,697	8,905	7,629	5,920	5,510	6,264	6,930	7,020
Compensation and benefits	7,002	6,925	7,275	7,250	7,004	6,830	7,284	7,645	8,090
General and administration (1)	3,957	3,664	3,990	3,889	3,629	3,558	3,667	4,872	7,109
Depreciation and amortization	820	860	881	977	1,047	1,076	1,167	1,209	1,331
Restructuring charges	—	—	—	—	—	—	—	—	752

Total operating expenses	21,152	20,146	21,051	19,745	17,600	16,974	18,382	20,656	24,302

Income from operations	3,475	2,774	2,358	1,141	1,081	746	1,346	1,139	(2,670)

Other income (expense):
Interest income	271	186	206	153	54	64	54	49	44
Unrealized gain (loss) on investments	—	—	(12)	(9)	—	8	9	2	3
Impairment of investments	—	—	—	(680)	(17)	(1)	—	(3,590)	—

Total other income (expense)	271	186	194	(536)	37	71	63	(3,539)	47

Income (loss) before income tax provision	3,746	2,960	2,552	605	1,118	817	1,409	(2,400)	(2,623)
Income tax provision	1,516	1,200	1,069	823	334	336	563	583	(112)

Net income (loss)	$2,230	$1,760	$1,483	$(218)	$784	$481	$846	$(2,983)	$(2,511)

(1)	Included in general and administration expenses for the three months ended December 31, 2009 is $385 of bad debt expense and $601 of legal expenses related to the Fetter Logic litigation. See notes 7 and 15 to the notes to the audited consolidated financial statements. Included in general and administration expenses for the three months ended March 31, 2010 is $2,668 of bad debt expense and $724 of legal expenses related to the Fetter Logic litigation. See notes 5 and 14 to the notes to the unaudited condensed consolidated financial statements.

Other Quarterly Financial and Operating Data

	For the Three Months Ended
	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010
	(In thousands, unaudited)
Adjusted EBITDA	$4,332	$3,742	$3,389	$2,580	$2,286	$2,023	$2,722	$3,564	$3,052
Adjusted operating income	3,512	2,882	2,508	1,603	1,239	947	1,555	2,355	1,721
Adjusted net income (loss)	2,251	1,823	1,570	444	891	606	975	(23)	1,188

The following table sets forth a reconciliation of net income (loss) to adjusted EBITDA for the periods indicated:

	For the Three Months Ended
	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010
	(In thousands, unaudited)
Net income (loss)	$2,230	$1,760	$1,483	$(218)	$784	$481	$846	$(2,983)	$(2,511)
Add (deduct):
Interest income	(271)	(186)	(206)	(153)	(54)	(64)	(54)	(49)	(44)
Income taxes	1,516	1,200	1,069	823	334	336	563	583	(112)
Depreciation and amortization	820	860	881	977	1,047	1,076	1,167	1,209	1,331
Stock-based compensation expense	37	108	150	163	158	201	209	212	232
Unrealized (gain) loss on investments	—	—	12	9	—	(8)	(9)	(2)	(3)
Impairment of investments	—	—	—	680	17	1	—	3,590	—
Restructuring charges (excluding severance)	—	—	—	—	—	—	—	—	656
Severance	—	—	—	299	—	—	—	—	96
Bad debt expense	—	—	—	—	—	—	—	385	2,668
Customer inducement costs	—	—	—	—	—	—	—	18	15
Litigation related expense	—	—	—	—	—	—	—	601	724

Adjusted EBITDA	$4,332	$3,742	$3,389	$2,580	$2,286	$2,023	$2,722	$3,564	$3,052

The following table sets forth a reconciliation of income from operations to adjusted operating income for the periods indicated:

	For the Three Months Ended
	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010
	(In thousands, unaudited)
Income from operations	$3,475	$2,774	$2,358	$1,141	$1,081	$746	$1,346	$1,139	$(2,670)
Add (deduct):
Stock-based compensation expense	37	108	150	163	158	201	209	212	232
Restructuring charges (excluding severance)	—	—	—	—	—	—	—	—	656
Severance	—	—	—	299	—	—	—	—	96
Bad debt expense	—	—	—	—	—	—	—	385	2,668
Customer inducement costs	—	—	—	—	—	—	—	18	15
Litigation related expense	—	—	—	—	—	—	—	601	724

Adjusted income from operations	$3,512	$2,882	$2,508	$1,603	$1,239	$947	$1,555	$2,355	$1,721

The following table sets forth a reconciliation of net income (loss) to adjusted net income (loss) for the periods indicated:

	For the Three Months Ended
	Mar. 31, 2008 *	June 30, 2008 *	Sept. 30, 2008 *	Dec. 31, 2008 *	Mar. 31, 2009 *	June 30, 2009 *	Sept. 30, 2009 *	Dec. 31, 2009 *	Mar. 31, 2010 *
	(In thousands, unaudited)
Net income (loss)	$2,230	$1,760	$1,483	$(218)	$784	$481	$846	$(2,983)	$(2,511)
Add (deduct):
Stock-based compensation expense	21	63	87	95	97	124	129	131	139
Impairment of investments	—	—	—	394	10	1	—	2,211	—
Restructuring charges (excluding severance)	—	—	—	—	—	—	—	—	392
Severance	—	—	—	173	—	—	—	—	58
Bad debt expense	—	—	—	—	—	—	—	237	2,668
Customer inducement costs	—	—	—	—	—	—	—	11	9
Litigation related expense	—	—	—	—	—	—	—	370	433

Adjusted net income (loss)	$2,251	$1,823	$1,570	$444	$891	$606	$975	$(23)	$1,188

* Adjustments are tax effected using income tax rates as follows:  For 2008 – 42.0%; for 2009 – 38.4%; for the first quarter of 2010 – 40.2%.

See also “Prospectus Summary—Summary Consolidated Financial Information and Other Data—Other Financial and Operating Data—Notes to Other Financial and Operating Data” for important information regarding the non-GAAP measures discussed above.

Liquidity and Capital Resources

Since our inception, our operations have been financed through cash flows from operations and private sales of our capital stock. As of March 31, 2010, we had received net cash proceeds of approximately $70 million through equity financings and from the exercise of options to purchase our common stock. As of March 31, 2010, we had total cash and cash equivalents of $31.4 million, compared to $28.5 million and $31.5 million as of December 31, 2008 and 2009, respectively.

Cash Flows

The following table presents information regarding our cash flows and cash and cash equivalents for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(In thousands)
Net cash provided by (used in) operating activities	$14,868	$13,178	$8,365	$(1,540)	$840
Net cash (used in) investing activities	(3,739)	(12,706)	(5,040)	(1,795)	(2,083)
Net cash provided by (used in) financing activities	757	2,718	(245)	(248)	1,122
Net increase (decrease) in cash and cash equivalents	11,886	3,190	3,080	(3,583)	(121)
Cash and cash equivalents, end of period	25,255	28,445	31,525	24,862	31,404

Operating Activities

Net cash provided by operating activities in 2009 decreased by $4.8 million compared to 2008, primarily due to lower net income resulting from the overall decline in our operating results due to the decline in the equity markets from September 2007 through the first quarter of 2009.

Net cash provided by operating activities in 2008 decreased by $1.7 million compared to 2007, primarily due to a decrease in net income, mostly offset by a year-over-year increase in deferred taxes as a result of the reversal of a valuation allowance against deferred tax assets.

Net cash provided by (used in) operating activities increased in the three months ended March 31, 2010 by $2.4 million compared to the same period in 2009, primarily due to lower net income offset by higher non-cash items, including provision for doubtful accounts of $2.7 million (see note 5 to the notes to the March 31, 2010 unaudited condensed consolidated financial statements).

Investing Activities

Net cash used in investing activities in 2009 decreased by $7.7 million compared to 2008. Cash disbursements in 2009 and 2008 totaled $4.4 million and $5.0 million, respectively, for purchases of property and equipment and capitalization of internally developed software. Cash disbursements in 2008 also included $7.7 million used to purchase non-marketable securities, including $5.7 million relating to an investment in Fetter Logic. See note 7 to the notes to the audited consolidated financial statements.

Net cash used in investing activities in 2008 increased by $9.0 million compared to 2007, primarily due to a $7.7 million increase in investments in non-marketable securities in 2008, including $5.7 million relating to an investment in Fetter Logic and a net increase in purchases of property and equipment and internally developed software to support the growth in our operations.

Net cash used in investing activities increased in the three months ended March 31, 2010 by $0.3 million compared to the same period in 2009. Cash disbursements in the three months ended March 31, 2010 and 2009 totaled $2.2 million and $1.3 million, respectively, for purchases of property and equipment and capitalization of internally developed software. Cash disbursements in the three months ended March 31, 2009 also included $0.5 million used to purchase non-marketable securities.

Financing Activities

Net cash provided by (used in) financing activities in 2009 decreased by $3.0 million compared to 2008, primarily due to the receipt of net proceeds of $8.8 million from the issuance of our series C preferred stock in 2008, partially offset by $6.1 million used in purchases of our common stock in 2008. In 2009, we purchased $0.2 million of our common stock.

Net cash provided by financing activities in 2008 increased by $2.0 million compared to 2007, primarily due to the receipt of $8.8 million in net proceeds from the issuance of our series C preferred stock in 2008, partially offset by $6.1 million used in purchases of our common stock in 2008. In 2007, we received net proceeds of $0.8 million from the issuance of our common stock primarily through the exercise of stock options.

Net cash provided by financing activities increased in the three months ended March 31, 2010 by $1.4 million compared to the same period in 2009, primarily due to the receipt of proceeds from the exercise of warrants of $1.5 million during the three months ended March 31, 2010 (see note 11 to the notes to the March 31, 2010 unaudited condensed consolidated financial statements). During the three months ended March 31, 2010 and 2009, we purchased $0.2 and $0.4 million, respectively of our common and preferred stock.

We believe that our current level of cash generation, together with our existing current assets and the estimated net proceeds from this offering will adequately support our operations and capital expenditures over the next 12 months.

Commitments

The following table sets forth information regarding our contractual obligations as of December 31, 2009:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Operating leases (1)	$37,145	$2,409	$5,927	$6,956	$21,853

Total	$37,145	$2,409	$5,927	$6,956	$21,853

(1)	We lease facilities under non-cancelable operating leases expiring at various dates through 2020. These amounts include the effects of two leases entered into subsequent to December 31, 2009.

The table above does not reflect the following:

•	Amounts estimated for uncertain tax positions since the timing and likelihood of such payments cannot be reasonably estimated.

•

Voluntary employer matching contributions to our defined contribution benefit plans since the amount cannot be reasonably estimated. For the years ended December 31, 2007, 2008 and 2009, we made voluntary employer matching contributions of $0.2 million, $0.4 million and $0.4 million, respectively.

•

Payments to be made under our platform services agreement with FundQuest. The FundQuest agreement requires, among other things, that we make a payment to FundQuest after the fifth year of the agreement based on the average revenues we receive from FundQuest over the first five years of the contract’s term. Our current estimate of the present value of these payments is approximately $29.0 million. See “—Recent Developments”.

•

On April 1, 2010, we acquired the assets of a private company for approximately $0.8 million. We paid cash at closing of $0.3 million and assumed a note payable in the amount of $0.3 million, due in 2011 and 2012 and a deferred price payable of $0.2 million due in 2011, contingent upon the private company meeting certain revenue targets.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In May 2009, the FASB issued authoritative guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events, whether that evaluation date is the date of issuance or the date the financials statements were available to be issued, and alerts all users of financial statements that an entity has not evaluated subsequent events after that evaluation date in the financial statements being presented. The guidance is effective for financial statements issued for fiscals years and interim periods after June 15, 2009. The adoption of this guidance had no impact on our consolidated financial statements. In preparing the consolidated financial statements included elsewhere in this prospectus, we have evaluated subsequent events through the date that the financial statements were available to be issued, and during this period there were no material subsequent events that required disclosure other than as described in note 19 to the notes to the audited consolidated financial statements and note 1 to the notes to the unaudited condensed consolidated financial statements.

In October 2009, the FASB issued authoritative guidance that enables vendors to account for products or services sold to customers (deliverables) separately rather than as a combined unit, as was generally required by past guidance. The revised guidance provides for two significant changes to the existing multiple element revenue arrangement guidance. The first change relates to the determination of when individual deliverables included in a multiple element arrangement may be treated as separate units of accounting. The second change modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. This guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The guidance is required to be adopted in fiscal years beginning on or after June 15, 2010, but early adoption is permitted. We are currently evaluating the impact of the adoption of this guidance, if any, on our consolidated financial statements.

In October 2009, the FASB issued authoritative guidance that changes the accounting model for revenue arrangements that include both tangible products and software elements so that tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in Accounting Standards Codification (“ASC”) Subtopic 985-605. In addition, this guidance requires hardware components of a tangible product containing software components always be excluded from the software revenue guidance. The guidance is required to be adopted in fiscal years beginning on or after June 15, 2010, but early adoption is permitted. We are currently evaluating the impact of the adoption of this guidance, if any, on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk

Our exposure to market risk is directly related to revenues from asset management or administration services earned based upon a contractual percentage of AUM or AUA. In the years ended December 31, 2008 and 2009 and the three months ended March 31, 2009 and 2010, 78%, 73%, 71% and 76% of our revenues, respectively, were derived from revenues based on the market value of AUM or AUA. We expect this percentage to vary over time. A decrease in the aggregate value of AUM or AUA may cause our revenue and income to decline.

Foreign currency risk

The expenses of our India subsidiary, which primarily consist of expenditures related to compensation and benefits, are paid using the Indian Rupee. We are directly exposed to changes in foreign currency exchange rates through the translation of these monthly expenditures into U.S. dollars. We estimate that a hypothetical 10% increase in the value of the Indian Rupee to the U.S. dollar would result in a decrease of $0.4 million to pre-tax earnings and a hypothetical 10% decrease in the value of the Indian Rupee to the U.S. dollar would result in a $0.3 million increase to pre-tax earnings.

Interest rate risk

We have no debt and therefore we are not directly exposed to interest rate risk.

BUSINESS

Our Company

We are a leading independent provider of technology-enabled, Web-based investment solutions and services to financial advisors. By integrating a wide range of investment solutions and services, our technology platform provides financial advisors with the flexibility to address their clients’ needs. We work with financial advisors who are independent, as well as those who are associated with small or mid-sized financial advisory firms and larger financial institutions, which we refer to as enterprise clients. We focus our technology development efforts and our sales and marketing approach on addressing financial advisors’ front-, middle- and back-office needs. We believe that our investment solutions and services allow financial advisors to be more efficient and effective in the activities critical to their businesses by facilitating client interactions, supporting and enhancing portfolio management and analysis, and enabling reliable account support and administration. In addition, we are not controlled by a financial institution, broker-dealer or other entity operating in the securities or wealth management industry, which we believe affords us a greater level of independence and impartiality.

Our centrally-hosted technology platform provides financial advisors with the flexibility to choose freely among a wide range of investment solutions, services, investment managers and custodians to identify those that are most appropriate for their clients. Given the flexibility of choice it provides, we refer to our technology platform as having “open architecture”. In addition, our technology platform allows us to add new or upgrade existing features and functionality as the industry and financial advisors’ needs evolve. Our technology platform provides financial advisors with the following:

•

A series of integrated services to help them better serve their clients, including risk assessment and selection of investment strategies, asset allocation models, research and due diligence, portfolio construction, proposal generation and paperwork preparation, model management and account rebalancing, account monitoring, customized fee billing, overlay services covering asset allocation, tax management and socially responsible investing, aggregated multi-custodian performance reporting and communication tools, as well as access to a wide range of leading third-party asset custodians;

•	Web-based access to a wide range of technology-enabled investment solutions, including:

•	separately managed accounts, or SMAs, which allow advisors to offer their investor clients a customized, professionally managed portfolio of securities with a personalized tax basis;

•	unified managed accounts, or UMAs, which are similar to SMAs but allow the advisor to use different types of investment vehicles in one account;

•	advisor-directed portfolios, where advisors create, implement and maintain their own investment portfolio models to address specific client needs; and

•	mutual funds and portfolios of exchange-traded funds, or ETFs; and

•

Access to a broad range of investment managers and investment strategists, which allow advisors to use the research and recommendations of other investment experts, as well as to our internal investment management and portfolio consulting group, Portfolio Management Consultants, or PMC.

PMC primarily engages in consulting services aimed at providing financial advisors with additional support in addressing their clients’ needs, as well as the creation of proprietary investment solutions and products. PMC’s investment solutions and products include managed account and multi-manager portfolios, mutual fund portfolios and ETF portfolios.

While our technology platform is designed for financial advisors working at any size and type of financial services firm, we target our sales and marketing efforts towards:

•	Independent financial advisors that are part of small to mid-sized financial advisory firms; and

•

Enterprise clients. In some cases, enterprise clients establish relationships with more than one platform provider, allowing their financial advisors to choose the technology platform that best supports their needs. In these cases, we focus our sales efforts on the firm’s affiliated financial advisors to demonstrate the distinguishing features of our technology solutions and to work with them on transitioning their assets onto our technology platform. Other enterprise clients hire us to be their exclusive technology platform provider, and all financial advisors with that firm will transition their client accounts to our technology platform.

Our small to mid-sized customers include registered investment advisors, or RIAs, which are financial advisors registered with a state securities commissioner and/or the Securities and Exchange Commission, or SEC, and who typically receive fees based on a percentage of the client assets they manage, independent broker-dealers, or IBDs, which provide processing and oversight for their affiliated financial advisors who are registered with the Financial Industry Regulatory Authority, or FINRA, and dually registered advisors, which are financial advisors registered with both the SEC and FINRA.

We earn revenues primarily under two pricing models. First, a majority of our revenues are derived from fees charged as a percentage of the assets that are managed or administered on our technology platform by financial advisors. Our asset-based fees vary based on the types of investment solutions and services that financial advisors utilize. Asset-based fees accounted for approximately 88%, 78% and 73% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Asset-based fees accounted for approximately 71% and 76% of our total revenues for the three months ended March 31, 2009 and 2010, respectively. As of December 31, 2009, approximately $38 billion of investment assets for which we receive asset-based fees were managed or administered utilizing our technology platform by approximately 8,400 financial advisors in approximately 175,000 investor accounts.

Second, we generate revenues from recurring, contractual licensing fees for providing access to our technology platform, generally from a small number of enterprise clients. Licensing fees are generally fixed for the contract term and are based on the level and types of investment solutions and services provided, rather than on the amount of client assets on our technology platform. Generally, our licensing contracts range from two to five years and have annual renewal provisions. As of December 31, 2009, the average term of our license agreements was 3.7 years with an average remaining term of 1.5 years. Licensing fees accounted for 9%, 19% and 24% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Licensing fees accounted for 25% and 22% of as total revenues for the three months ended March 31, 2009 and 2010, respectively. Fees received in connection with professional services accounted for the remainder of our total revenues. As of December 31, 2009, approximately $51 billion of investment assets for which we receive licensing fees for utilizing our technology platform were serviced by approximately 5,500 financial advisors through approximately 511,000 investor accounts.

For over 90% of our asset-based fee arrangements, we bill customers at the beginning of each quarter based on the market value of customer assets on our technology platform as of the end of the prior quarter, providing for a high degree of visibility for the current quarter. Furthermore, our licensing fees are highly predictable because they are generally set in multi-year contracts providing longer term visibility regarding a portion of our total revenues.

In the year ended December 31, 2009, we had total revenues of $77.9 million, income from operations of $4.3 million, net loss of $0.9 million, adjusted EBITDA of $10.6 million, adjusted operating income of $6.1 million and adjusted net income of $2.4 million. In the three months ended March 31, 2010, we had total revenues of $21.6 million, loss from operations of $2.7 million, net loss of $2.5 million, adjusted EBITDA of $3.1 million, adjusted operating income of $1.7 million and adjusted net income of $1.2 million. See “Prospectus Summary—Summary Consolidated Financial Information and Other Data—Other Financial and Operating Data—Notes to Other Financial and Operating Data” for a reconciliation of these non-GAAP measures to the closest comparable measures calculated in accordance with U.S. GAAP.

The following table sets forth the assets that were managed or administered on our technology platform by financial advisors as of the end of the quarters indicated:

The following table sets forth the number of accounts financial advisors serviced through our technology platform as of the end of the quarters indicated:

The following table sets forth as of the dates indicated the number of financial advisors that had client accounts on our technology platform:

We were founded in 1999 and through organic growth and strategic transactions we have grown to become a leading independent provider of technology-enabled, Web-based investment solutions and services to financial advisors. Our headquarters are located in Chicago and we have offices in New York, Denver, Sunnyvale (CA), Boston, Landis (NC) and Trivandrum, India.

Our Market Opportunity

The wealth management industry has experienced significant growth in terms of assets invested by retail investors in the past several years. According to the Federal Reserve, U.S. household and non-profit organization financial assets totaled $45.1 trillion as of December 31, 2009, up from $41.7 trillion in 2008 and $35.4 trillion in 2003. According to Cerulli Associates, an industry consulting firm, as of December 31, 2008, $8.5 trillion of assets were professionally managed compared to $6.8 trillion as of December 31, 2003. In addition, according to Cerulli Associates, in 2009, there were approximately 312,000 financial advisors registered with FINRA or the SEC that were focused on retail investors.

In addition to experiencing significant growth in financial assets, the wealth management industry is characterized by a number of important trends, including those described below, which we believe create a significant market opportunity for technology-enabled investment solutions and services like ours.

Increased prevalence of independent financial advisors. Based on industry news reports, we believe that over the past several years an increasing percentage of financial advisors have elected to leave large financial institutions and start their own financial advisory practices or move to smaller, more independent firms. These independent firms include IBDs for FINRA-registered financial advisors, RIAs working as sole practitioners or as part of small firms with SEC registrations, and dually registered financial advisors. We believe, based on our industry experience, that this trend was accelerated in the past two to three years as a result of the reputational harm suffered by several of the largest financial institutions during the recent financial crisis. In particular, according to Cerulli Associates, an estimated 44% of financial advisors were considered independent in 2009, compared to 41% as of 2005, and Cerulli Associates projects that 50% of financial advisors will be independent by the end of 2012. Moreover, according to projections by Cerulli Associates, by December 31, 2012 the percentage of assets invested by retail clients with independent financial advisors is expected to nearly equal the percentage invested with financial advisors employed by large financial institutions—39% and 41%, respectively, as compared with 32% and 49%, respectively, as of December 31, 2007.

Increased reliance on technology among independent financial advisors. In order to compete effectively in the marketplace, independent financial advisors are increasingly relying on technology service providers to help them provide comparable services cost effectively and efficiently, according to Cerulli Associates. In addition, IBDs and RIA firms have been incented to enhance the sophistication of their technology platforms in order to attract financial advisors from larger financial institutions, according to Cerulli Associates. In addition, we believe, based on a report from Cerulli Associates, that financial advisors generally favor technology solutions that enable them to spend more time on asset allocation, fund and manager selection and client interaction, rather than on administrative or technology-related activities. Based on a report from Cerulli Associates, we believe that advanced technological support is a key driver for growth in an independent financial advisor’s business. For example, an advanced technology platform with fully integrated tools helps reduce the need for the manual processing of data and the use of multiple incompatible technology applications, allowing financial advisors to spend more time interfacing with their clients, while also potentially allowing the financial advisor to reduce technology-related costs.

Increased use of financial advisors. We believe, based on an analysis done by Cerulli Associates, that the recent significant volatility and increasing complexity in securities markets have resulted in increased investor interest in receiving professional financial advisory services. According to Cerulli Associates, the percentage of households investing through a financial advisor increased from 50% to 58% from August 2008 to June 2009 and independent financial advisors are well positioned to attract clients interested in managed account solutions over the next three years. According to Cerulli Associates, from December 31, 2002 to September 30, 2009, managed account assets with independent financial advisor accounts grew from 17% to 28% of total separate account assets. In addition, according to Cerulli Associates, financial advisors that serve as portfolio managers have had their assets under management grow at a compound annual growth rate of 25% from $62 billion in 2002 to $293 billion in 2009.

Increased use of fee-based investment solutions. Based on our industry experience, we believe that in order for financial advisors to effectively manage their clients’ assets, we believe they are utilizing account types that offer the flexibility to choose among the widest range of investment solutions. Financial advisors typically charge their clients fees for these types of flexible accounts based on a percentage of assets rather than on a commission or other basis. According to Cerulli Associates, the percentage of commission-only financial advisors declined from 18% in 2003 to 12% in 2008. In addition, according to the Securities Industry and Financial Markets Association, the percentage of fee-related revenue in the securities industry has doubled from 1990 to the first quarter of 2010. Based on these trends, we believe that financial advisors will increasingly require a sophisticated technology platform to support their ability to address their clients’ needs.

More stringent standards applicable to financial advisors. In light of the economic crisis and related securities market volatility in 2008 and 2009, we believe that there will be increased attention on investor consumer protection, whether as a result of regulatory changes, voluntary industry initiatives or competitive dynamics. Increased scrutiny of financial advisors to ensure compliance with current laws, coupled with the possibility of new laws focused on a fiduciary standard, may require changes to the way financial advisors offer advice. In order to adapt to these changes, we believe that financial advisors will benefit from utilizing a technology platform, such as ours, that allows them to address their clients’ wealth management needs, manage and memorialize decisions made throughout the process, and that assists them with recordkeeping and account monitoring.

Competitive Strengths

We believe we benefit from the following competitive strengths:

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Superior integrated wealth management technology platform. Based on our industry experience, we believe that we offer financial advisors the widest range of tools, features, functionality and services in a single, integrated Web-based technology platform. By providing such a broad range of functionality and services, including, for example:

•	enabling the financial advisor’s employer, which we refer to as the home office, to monitor the activity of all of its financial advisors using our technology platform,

•	providing access to UMAs that allow for flexible asset allocation and separate performance reporting relating to each investment solution held within the UMA account,

•	allowing third-party investment managers to be notified when financial advisors create client proposals which include an investment product offered by the investment manager,

•	providing reconciled trade-ready securities price data each day before securities markets open and

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offering a tool that allows financial advisors and the home office to track account-related administrative processes, such as the account opening process, and account service issues efficiently and accurately, our technology platform addresses financial advisors’ front-, middle- and back-office needs. In addition, by providing these investment solutions and services, our technology platform enables financial advisors to be more productive and efficient and allows them to more effectively address their clients’ needs.

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Access to a wide range of investment solutions. We believe, based on our discussions with customers, that financial advisors value having access to the widest range of investment solutions through a single, integrated technology platform. Our technology platform provides financial advisors with access to approximately 1,100 different investment solutions offered by more than 250 separate account managers and 28 third-party investment strategists, as well as our internal investment management and portfolio consulting group, PMC, that may be engaged to manage or assist in the management of assets of financial advisors’ clients. Our technology platform also provides financial advisors with access to a full range of investment solutions, including SMAs, UMAs, mutual funds, mutual fund wrap accounts, ETF portfolios and alternative investments, such as access to hedge funds, when appropriate. Our technology platform also has the flexibility to add separate account managers or investment solutions not currently available on our technology platform upon request.

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Enabling choice through open architecture. Our centrally hosted technology platform is designed based on the principle of ”open architecture,” which provides financial advisors with the flexibility to choose among many investment solutions, services, investment managers and custodians to identify those that are most appropriate for their clients. In addition, unlike many of our competitors, our technology platform provides financial advisors with the ability to freely choose from investment solutions and services offered by third-party providers, including a choice of 14 leading third-party custodians with whom financial advisors’ clients may hold their investment funds and a broad range of investment programs and products, as well as from investment solutions and services that we develop internally. We believe, based on our discussions with financial advisors, that this freedom of choice is a key distinguishing feature of our technology platform valued by clients.

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Independent and unbiased technology services provider. Unlike many of our competitors, we are not controlled by a financial institution, broker-dealer or other entity operating in the securities or wealth management industry, which we believe affords us a greater level of independence and impartiality. Because we are not controlled by a custodian or large provider of investment products, we are not required to offer or recommend investment products or services provided by a parent company or affiliate. As a result, we offer a wider range of options to financial advisors than many of our competitors. In addition, investment products and services offered by our internal research team, PMC, compete openly with products and services available from third parties. We believe, based on our discussion with financial advisors, that financial advisors and their clients place significant value on working with independent and unbiased service providers and that financial advisors perceive us to be more independent and unbiased than our competitors.

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Significant operating scale and efficiency. We believe that the scale of our operations provides us with a number of competitive advantages. First, we believe, based on our discussions with customers, that because our technology platform supported approximately $95 billion of investment assets as of March 31, 2010, financial advisors have confidence in our ability to meet their needs through volatile securities markets and challenging macroeconomic conditions. Second, we believe that the scale of our operations enables us to provide investment solutions and services efficiently and cost-effectively. Third, because we believe larger clients value our scale, we believe we are better positioned to enter into strategic relationships, such as our recently announced platform services agreement with FundQuest. Fourth, we believe that the significant investment that has been required to build our technology platform, which includes our ability to connect to 14 third-party custodians and engage 250 separate account managers, presents a significant barrier to entry for potential competitors in our industry. In addition, our operating efficiency is enhanced through our India operations, which provide, among other services, daily portfolio accounting, trade reconciliation and technical support on a cost-effective basis.

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Deep and loyal customer base. We have long-standing relationships with some of the most well-known and largest networks of financial advisors in the United States, including Advisor Group (formerly AIG), Fifth Third, Loring Ward, Mesirow, National Financial, NFP, NPH, Russell, TD Ameritrade and Thomas Weisel. As of March 31, 2010, we had 31 enterprise clients, worked with approximately 1,000 RIAs and IBDs and served approximately 14,000 financial advisors. We believe that our existing relationships with enterprise clients enhance our reputation and, therefore, our ability to obtain additional enterprise client relationships. In addition, based on our experience retaining clients, we believe that once our clients begin to take advantage of the wide range of investment solutions and services to which our technology platform provides access, they are less likely to terminate their relationship with us and replace us with one of our competitors. Since December 31, 2005, we have retained 100% of our top ten enterprise client relationships.

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Proven management team. Our senior management team has a track record of working together, both at our company and at prior companies. In addition, our senior management team has experienced extremely low turnover, with our founder and co-founders still actively involved in the day-to-day operations.

Despite benefiting from the foregoing competitive strengths, we face a number of competitive challenges, including competitors that are able to bundle multiple service offerings, such as custodial services and trading, and offer more attractive prices as a result of synergies or efficiencies they may experience providing such services, competitors that are well capitalized and are able to build or acquire a product offering that rivals ours, competitors that focus on a single product or service and are therefore able to innovate in their narrow area to a greater degree than our resources permit, which may encourage our clients to use multiple service providers rather than an integrated technology platform, and competitors that have historically focused on a single product or service but elect to expand into other areas and therefore compete with us across a wider range of our investment solutions and services.

Our Growth Strategy

We intend to increase our revenue and profitability by continuing to pursue the following strategies:

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Increase the advisor base within our existing enterprise clients. Through the outreach and marketing activities of our regional sales and client service teams, we intend to continue the process of leveraging our existing enterprise client relationships to add new financial advisors to our technology platform. Generally, when we establish an enterprise client relationship, we are provided access to the client’s financial advisors and given the opportunity to move them to our technology platform. During the past four years, the number of financial advisors using our technology platform from existing enterprise clients has grown at a compound annual growth rate of 12%. Despite that growth, we have the opportunity to continue increasing the number of financial advisors we serve within our existing enterprise client relationships. For example, within three of our top enterprise clients, we estimate that we worked with only 22% to 36% of their financial advisors as of December 31, 2009.

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Extend the account base within a given advisor relationship. As our working relationships with our financial advisor customers develop over time, and through our sales and marketing efforts, we will seek to move more of their clients’ assets onto our technology platform. During the four year period ending December 31, 2009, the average number of AUM or AUA accounts per advisor on our technology platform has grown from approximately 11 to 21, an increase of 91%. As a result, total AUM or AUA accounts have grown at a compound annual growth rate of 39% from December 31, 2005 through December 31, 2009.

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Expand the services we provide each advisor. In many cases, when we first enter into a client relationship with a financial advisor, the financial advisor utilizes some, but not all, of the investment solutions and services provided through our technology platform. Accordingly, through our sales and marketing efforts, we will continue to educate our financial advisor customers regarding our company in order to expand the scope of our investment solutions and services they employ.

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Obtain new enterprise clients. New enterprise clients provide us with access to a large number of financial advisors that may be interested in utilizing our technology platform, as well as to the assets under management or administration that are managed by these financial advisors. In most cases, a new enterprise client will provide us with the opportunity to attract a large number of financial advisors to our technology platform over time. In other cases, new enterprise clients elect to convert all or a significant portion of the assets on their platform to our technology platform, with the financial advisors managing such assets migrating onto our platform at the time of the asset conversion. Our enterprise sales team is focused exclusively on obtaining new enterprise client relationships and since December 31, 2005, eight new enterprise client relationships have added over 1,700 financial advisors. In May 2010, we substantially completed converting the assets on FundQuest’s platform to our technology platform. As of April 30, 2010, FundQuest had approximately $13 billion in assets on its platform, managed by approximately 6,200 financial advisors through approximately 85,000 accounts. We believe that the current market opportunity for enterprise conversions is significant, particularly compared to recent historical levels. New enterprise clients also provide further opportunities to execute on the other strategies discussed above.

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Continue to invest in our technology platform. To continue to attract and retain enterprise clients and financial advisors, and to deepen our relationships with them, we intend to continue to invest in our technology platform to provide financial advisors with access to investment solutions and services that address the widest range of the financial advisors’ front-, middle- and back-office needs. In the years ended December 31, 2007, December 31, 2008 and December 31, 2009, we had technology development expenditures totaling $4.2 million, $4.5 million and $4.5 million, respectively. In the three months ended March 31, 2009 and 2010 we had technology development expenditures totaling $1.1 million and $1.2 million, respectively. We expect that we will have similar levels of technology development expenses in the remainder of 2010 and in 2011. We will continue to invest to develop our technology platform to provide access to investment solutions and services from a wide range of leading third-party providers, while also continuing to enhance the investment solutions and services we offer through PMC.

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Continue to pursue transactions and other relationships. Though we have no transactions planned currently, we intend to continue to selectively pursue acquisitions, investments and other relationships that we believe can significantly enhance the attractiveness of our technology platform or expand our client base. We characterize these acquisitions, investments and other relationships as either strategic or consolidating transactions. We pursue strategic transactions in order to add new functionality to our technology platform or to enhance our existing functionality. Consolidating transactions, such as our recent platform services agreement with FundQuest, described above, present opportunities for us to utilize the operating efficiency that results from our significant scale of operations. We believe we have been successful historically in identifying and executing transactions that have complemented our business and allowed us to compete more effectively in our industry. Given our scale of operations and record of past transactions, we believe we are well positioned to engage in such transactions in the future.

Our Business Model

We believe that a number of attractive characteristics significantly contribute to the success of our business model, including:

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Attractive business model with operating leverage. Because we have designed our systems architecture to accommodate growth in the number of advisors and accounts and to provide the flexibility to add new investment solutions and services, our technology platform and infrastructure allow us to grow our business efficiently, without the need for significant additional expenditures as assets grow and with low marginal costs required to add additional accounts and new investment solutions and services. Furthermore, after we have contracted with a financial advisor and transitioned the associated assets to our technology platform, we are able to add additional assets to our technology platform with minimal incremental costs. This enables us to generate substantial operating leverage during the course of our relationship with a financial advisor as the assets of the advisor’s clients grow, through the addition of advisors utilizing our technology platform and through the financial advisors’ use of additional investment solutions and services.

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Recurring and resilient revenue base. The substantial majority of our revenues is recurring and is derived either from asset-based fees, which are billed at the beginning of each quarter and from fixed fees under multi-year license agreements. For the year ended December 31, 2009, we derived 73% and 27% of our total revenues from asset-based fees and from licensing and professional services revenues, respectively. For the three months ended March 31, 2010, we derived 76% and 24% of our total revenues from asset-based fees and from licensing and professional services revenues, respectively.

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Strong customer retention. We believe that the breadth of access to investment solutions and the multitude of services that we provide allow financial advisors to address a wide range of their client’s needs and, as a result, financial advisors are less likely to move away from our technology platform. Because a technology platform is involved in nearly all of a financial advisor’s activities needed to serve their clients, once a financial advisor has moved clients and their assets onto our technology platform, significant time, costs and/or resources would be required for the financial advisor to shift to another technology platform.

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Favorable industry trends. As an independent provider of technology services to financial advisors, we believe we are well positioned to take advantage of favorable secular trends in the wealth management industry, particularly the growth in investable assets, the movement toward independent financial advisors and fee-based pricing structures and increased use of technology.

Our Technology Platform

Our proprietary Web-based technology platform provides financial advisors with access to investment solutions and services that address, in one integrated, centrally-hosted platform, what we believe, based on our knowledge of the industry, is the widest range of front-, middle- and back-office needs in our industry. The “open architecture” design of our technology platform provides financial advisors with flexibility in terms of the investment solutions and services they access, and configurability in the manner in which the financial advisors utilize particular investment solutions and services. The multitenant architecture of the platform ensures that this level of flexibility and customization is achieved without requiring us to create unique application “instances” for each client, thereby reducing the need for additional technology personnel and associated expenses. In addition, though our technology platform is designed to deliver a breadth of functions, financial advisors are able to select from the various investment solutions and services we offer, without being required to subscribe to or purchase more than what they believe is necessary.

The following provides a description of the investment solutions and services that financial advisors may access through our technology platform:

Broad Technology Service Offering with Multiple Access Points

Financial Planning. Our technology platform integrates with a number of financial planning tools such as Monte Carlo simulations, portfolio diagnostics and estate and retirement planning that enables financial advisors to create and implement a financial plan for clients that is tailored to the client’s investment goals, risk tolerance and assets. For example, financial advisors can create a time-segmented distribution portfolio based on a client’s retirement goals. Each segment is constructed as an individual portfolio, with its own criteria for risk tolerance and investment objectives. Once created, the financial advisor can run goals-based reports to track the progress of the retirement investments.

Risk Assessment and Investment Policy. Our technology platform provides financial advisors with a customizable risk tolerance questionnaire to complete with clients. The questionnaire assists financial advisors in understanding the investment objectives and preferences of their clients. Questionnaire content may be customized to reflect the client’s particular circumstances. The questionnaire also helps the financial advisor comply with applicable regulatory requirements regarding the suitability of investments and fiduciary obligations. Once the investment policy is established and implemented, financial advisors can receive risk and style drift alerts, enabling them to adjust their clients’ portfolios to ensure that the portfolios remain in compliance with their clients’ stated investment objectives and risk tolerance levels.

Asset Allocation Strategy. Our technology platform provides financial advisors with significant flexibility in determining the appropriate asset allocation strategy for their clients at either the account or household level. The financial advisor may utilize asset allocation recommendations designed by the financial advisor, the financial advisor’s employer or affiliated financial institution, an outside third-party asset manager or recommendations that are provided through our technology platform. As further described below, through our technology platform’s overlay services, our PMC group can provide ongoing review and monitoring of asset allocation decisions in order to make adjustments that may be necessary to respond to changing market conditions or client circumstances.

Research and Due Diligence. Our technology platform provides financial advisors with extensive resources to research and review information relating to third-party asset managers, investment solutions and other related services that the financial advisor may elect to recommend to clients. Through our technology platform, the financial advisor may utilize research and due diligence capabilities that are provided by the advisor’s firm, third-party service providers or PMC. The information obtained through research and due diligence activities may be organized and presented in highly customizable formats depending on the needs of the financial advisor’s clients. Examples of such information include in-depth manager profiles, side-by-side manager comparison of performance and other portfolio statistics and product profiles highlighting performance versus the appropriate benchmark.

Portfolio Construction. Once investment objectives, risk tolerance and asset allocation have been determined, and the financial advisor has completed any necessary research and due diligence, our technology platform allows the financial advisor to select investment solutions using a wide range of portfolio construction tools. The portfolio construction process is highly flexible, allowing the financial advisor to select the investment solutions, including through the creation of model portfolios, or to engage outside investment managers to assist in, or completely undertake, portfolio construction.

Asset Management and Investment Programs. Once the investment solutions have been selected, our technology platform, through relationships we have established with a variety of investment managers, allows the financial advisor to access and choose from a wide range of investment programs, including separately managed accounts, unified managed accounts, third-party strategist programs, mutual fund and exchange-traded fund programs, and others, depending on the financial advisor’s assessment of the client’s needs. Because our technology platform supports nearly every investment program type that is currently available, financial advisors are able to keep more of a client’s assets on one technology platform, thereby simplifying the operation of their business, saving time and lowering costs.

Proposals, Presentation and Fee Calculation. Our technology platform provides financial advisors with a flexible proposal and presentation tool that is capable of creating highly customized documents. Presentations and proposals may be prepared utilizing the financial advisor’s personalized branding and content, while also integrating the client’s particular investment account information. In addition, extensive fee-related information may be prepared and included in such presentations or proposals.

Implementation and Account Administration. Our technology platform provides financial advisors with access to 14 third-party custodians, real-time data and Web-based service tools. In addition, the open architecture design of our technology platform allows us to respond to financial advisors’ needs that may not be currently addressed by our technology platform, including, for example, establishing relationships with additional custodians or third-party asset managers. Our technology platform also supports financial advisors through the management of account paperwork and by facilitating communications with any third-party asset managers that the financial advisor may have engaged.

Account Management and Overlay. After a financial advisor has created a client account and selected investment solutions and programs, our technology platform provides access to ongoing account management services, which we refer to as overlay services. These services include ongoing review of investment portfolios for compliance with asset allocation criteria, with rebalancing recommendations made as necessary, assistance with investment portfolio tax management and review of investment accounts to ensure that investment decisions are consistent with the client’s investment objectives. Ongoing account management tools may also be used to assist the financial advisor in reviewing compliance with their clients’ investment restrictions, including relating to securities issued by specific companies or from issuers in certain industries that the client does not want included in its investment account.

Reporting and Monitoring. Through our India operations, our technology platform provides financial advisors with access to client account data reconciled daily with records maintained by multiple custodians. Accordingly, when securities markets open each day, financial advisors have the most up-to-date account data available. In addition, our technology platform is capable of producing highly configurable aggregated reports showing holdings, investment performance, capital gains and losses and other information for financial advisors to provide to their clients that can be downloaded, viewed on-line or printed.

Communications and Education. Based on our discussions with financial advisors, we believe that for financial advisors who operate within large financial institutions, the ability to communicate quickly and effectively with supervisors or firm management is important. Our technology platform provides supervisors or firm management with the ability to distribute to financial advisors notifications and announcements regarding changes to manager portfolios, platform maintenance, account activity and other related information. Resources are also available to assist financial advisors with practice management and education.

Billing Services. Our technology platform supports a wide range of fee and billing structures, including breakpoint pricing, where lower fee rates are applied as asset levels meet or exceed pre-established thresholds, fees based on aggregated client funds across several accounts held by family members, fees tailored to different investment programs and investment solution types and other customized fee and billing arrangements.

Portfolio Management Consultants

Our PMC group primarily engages in two sets of activities:

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Consulting services aimed at providing financial advisors with additional support in addressing their clients’ needs. The consulting services are focused on asset allocation modeling, asset manager and mutual fund due diligence, selection and ongoing monitoring, investment portfolio construction and overlay services, principally relating to ongoing portfolio management and asset allocation rebalancing.

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Creation of proprietary investment solutions and products, including separate account strategies, multi-manager portfolios, mutual funds, mutual fund wrap and ETF portfolios. PMC’s investment solutions and products are discussed below.

PMC’s Investment Solutions and Products

PMC provides a wide range of investment solutions and products aimed at addressing different investor objectives and risk profiles. PMC’s investment solutions and products include:

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Managed Account and Multi-Manager Portfolios. PMC provides financial advisors with access to SMAs, which allow advisors to offer their investor clients a customized, professionally-managed portfolio of securities with a personalized tax basis, manager blend portfolios, which utilize several asset managers to provide clients with diversification across multiple investment styles and asset classes within a single investment account, and multi-manager accounts, which provide clients, within a single investment account, with access to multiple separate account managers and mutual fund products in order to obtain diversification across asset classes, investment styles and investment products. PMC also conducts research and due diligence on a number of the separate asset managers to which it provides access.

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Mutual Fund Portfolios. PMC offers a range of packaged mutual fund portfolios aimed at helping financial advisors address different client needs. These mutual fund portfolios include a series of products marketed under the “SIGMA Mutual Fund Solutions” brand, which provide for different allocations of a variety of equity- and fixed income-focused mutual funds tailored to address investors’ differing investment time horizons, portfolios of mutual funds marketed under the “PMC Select Portfolios” brand, which are tailored to be more attractive to smaller account sizes because they feature a full range of asset allocation targets built to meet various investment and risk levels in a single investment vehicle, portfolios of mutual funds marketed under the “PMC Enhanced Portfolio Strategies” brand, which offer asset class diversification strategies in a traditional mutual fund structure, and portfolios of mutual funds marketed under the “PMC Ultra Short Term Fixed Income” brand, which offer a fixed income portfolio aimed at providing investors with an attractive alternative to money market fund yields.

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ETF Portfolios. PMC also offers pre-packaged portfolios of ETFs, ranging from products that simply track movements in a specified securities index to tailored products that are designed to outperform broad market indexes by focusing on expected increases in the value of securities issued by certain companies or issuers in specified industries.

Our Customers

Independent financial advisors that are working alone or as part of small to mid-sized financial advisory firms. Our principal value proposition aimed at independent financial advisors working alone or as part of small to mid-sized firms is that our technology platform allows them to compete effectively with financial advisors employed by large financial institutions. We provide independent financial advisors with access to as many or more of the investment solutions and services that are typically available to financial advisors working at the larger firms. An example of one our smaller independent financial advisor clients is Commonwealth.

Enterprise clients. We provide enterprise clients with a customized, private-labeled technology platform that enables them to support their affiliated financial advisors with a broad range of investment solutions and services. Our enterprise clients generally have more than 50 financial advisors using our technology platform. Our contracts with enterprise clients establish the applicable terms and conditions, including pricing terms, service level agreements and basic platform configurations. For the year ended December 31, 2009, revenues associated with our relationship with our single largest enterprise client, FMR LLC, an affiliate of FMR Corp., or Fidelity, accounted for 31% of our total revenues. For the three months ended March 31, 2010, revenues associated with our relationship with Fidelity accounted for 33% of our total revenues. Though a loss of this client could have a material adverse effect on our results of operations, financial condition and business, in such event, we would evaluate the need to reduce costs and take other steps to attempt to mitigate the effects of the loss of such client. Such other steps may include, if necessary and appropriate, reduction of our operating expenses, including a reduction of our workforce. No other client accounted for more than 10% of our total revenues. Examples of our other enterprise clients include Northwestern Mutual, National Financial Partners, National Planning Corporation and Russell Investments.

Sales and Marketing

Our sales and marketing staff is divided into three teams. The Enterprise Sales team, made up of 9 employees, focuses on entering into agreements with enterprise clients. The Advisory Sales team has 8 regions, 16 employees and is focused on selling to the individual financial advisors of IBDs and entering into agreements with RIA firms pursuant to which the financial advisors agree to convert some or all of their clients onto our technology platform. Our third sales and marketing team has 6 employees from our PMC group. This team is focused on assisting financial advisors with constructing client portfolios and provides information regarding PMC’s proprietary investment solutions and products.

The principal aim of our marketing efforts is to create greater visibility of our company and provide thought leadership to the wealth management industry. Our marketing efforts are focused on our core markets: financial advisors and enterprise clients. We use advertising and public relations to communicate our message to these target markets. Examples of these marketing efforts include:

•	quotes in wealth management industry publications regarding our views on financial advisor trends and challenges;

•	advertising and other marketing materials promoting our investment solutions and services;

•	frequent participation in industry conferences and tradeshows, including events sponsored by our custodian partners, by making presentations and speaking on panels;

•	hosting conferences on wealth management solutions;

•	providing insights on industry trends through internal research and sponsoring and writing industry white papers; and

•	creating marketing tools for financial advisors to better communicate with their current and prospective clients.

To implement our marketing efforts, we generally employ paid print and online advertisements in a variety of industry publications, as well as promotions that include e-blast campaigns and sponsored webinars. We also partner with IBDs on direct mail campaigns targeting such firms’ financial advisors to describe the investment solutions and services that we offer, produce brochures and presentations for financial advisors to use with their clients and we create Internet pages or sites to promote our investment solutions and services.

Competition

We generally compete on the basis of several factors, including the breadth and quality of investment solutions and services to which we provide access through our technology platform, the number of custodians that are connected through our technology platform, the price of our investment solutions and services, the ease of use of our technology platform and the nature and scope of investment solutions and services that each client believes are necessary to address their needs. Our competitors offer a variety of products and services that compete with one or more of the investment solutions and services provided through our technology platform, although, based on our industry experience, we believe that none offer the same comprehensive set of products and services that we do. Our principal competitors include:

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Custodians. A number of leading asset custodians, such as Pershing (a subsidiary of BNY Mellon Corporation) and The Charles Schwab Corporation, have expanded beyond their custodial businesses to also offer advisor trading tools that compete with our financial advisor-directed solutions.

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Turnkey Asset Management Platform Providers. Providers of turnkey asset management platforms, including SEI Investments Company, Genworth Financial Inc. and Lockwood Advisors (a subsidiary of BNY Mellon Corporation), typically provide financial advisors with one or more types of products and services but generally offer fewer choices in terms of custodians, asset managers, technology features and functionality.

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Providers of Specific Service Applications. A number of our competitors provide financial advisors with a product or service designed to address one specific issue or need, such as financial planning or performance reporting. While our technology platform also provides access to these investment solutions or services, financial advisors may elect to utilize a single application rather than a fully integrated platform.

Technology

Our technology platform features a three-tier architecture integrating a Web-based user interface, an application tier that houses the Java-based business logic for all of the platform’s functionality and a SQL Server database. The application tier resides behind load balancers which distribute the workload demands across our servers. We believe our technology design allows for significant scalability.

We devote significant resources to ensuring sufficient platform capacity and system uptime. In 2009, our actual uptime was 99.6%. We have achieved Type I and Type II SAS70 compliance with our platform and we maintain multiple redundancies, back up our databases and safeguard technologies and proprietary information consistent with industry best practices. We also maintain a comprehensive business continuity plan and company-wide risk assessment program that is consistent with industry best practices and that complies with applicable regulatory requirements.

We have historically made significant investments in platform development in order to enhance and expand our technology platform and expect to continue to make significant investments in the future. In the years ended December 31, 2007, December 31, 2008 and December 31, 2009 and in the three months ended March 31, 2009 and 2010, we incurred technology development expenditures totaling approximately $4.2 million, $4.5 million, $4.5 million, $1.1 million and $1.2 million, respectively. Of these expenditures, we capitalized approximately $1.9 million, $1.7 million, $1.3 million $0.3 million and $0.3 million, respectively, as internally developed software. We expect to continue focusing our technology development efforts principally on adding strategic features to increase our market competitiveness, enhancements to improve operating efficiency and reduce risk and client-driven requests for new capabilities.

Intellectual Property and Proprietary Rights

We rely on a combination of trademark, copyright and trade secret protection laws to protect our proprietary technology and our intellectual property. We seek to control access to and distribution of our proprietary information. We enter into confidentiality agreements with our employees, consultants, customers and vendors that generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. In the normal course of business, we provide our intellectual property to third parties through licensing or restricted use agreements. We have proprietary know-how in algorithms, implementation and business on-boarding functions, along with a wide variety of applications software. We also pursue the registration of certain of our trademarks and service marks in the United States. We have registered the mark “ENVESTNET” with the U.S. Patent and Trademark Office. In addition, we have registered our domain name, www.envestnet.com with Register.com, Inc. and maintain several additional websites, such as www.envestnetpmc.com, investpmc.com and envestnetadvisor.com (registered with Network Solutions, LLC). We have established a system of security measures to protect our computer systems from security breaches and computer viruses. We have employed various technology and process-based methods, such as clustered and multi-level firewalls, intrusion detection mechanisms, vulnerability assessments, content filtering, antivirus software and access control mechanisms. We also use encryption techniques for data transmissions. We control and limit access to confidential and proprietary information on a “need to know” basis.

Regulation

Overview

The financial services industry is among the most extensively regulated industries in the United States. We operate investment advisory, broker-dealer and mutual fund businesses, each of which is subject to a specific regulatory scheme, including regulation at the Federal and state level, as well as regulation by self-regulatory organizations and non-U.S. regulatory authorities. In addition, we are subject to numerous laws and regulations of general application.

Our wholly-owned subsidiaries, Envestnet Asset Management, Inc., Portfolio Management Consultants, Inc. and Oberon Financial Technology, Inc. operate investment advisory businesses. These subsidiaries are registered with the SEC as “investment advisers” under the Advisers Act, and are regulated thereunder. As described further below, many of our investment advisory programs are conducted pursuant to the non-exclusive safe harbor from the definition of an “investment company” provided for under Rule 3a-4 under the Investment Company Act. If Rule 3a-4 were to cease to be available, or if the SEC were to modify the rule or its interpretation of how the rule is applied, it could have a substantial effect on our business. Envestnet Asset Management, Inc. serves as the investment adviser to four mutual funds. Mutual funds are registered as “investment companies” under the Investment Company Act. The Advisers Act and the Investment Company Act, together with related regulations and interpretations of the SEC, impose numerous obligations and restrictions on investment advisers and mutual funds, including recordkeeping requirements, limitations on advertising, disclosure and reporting obligations, prohibitions on fraudulent activities, and detailed operating requirements, including restrictions on transactions between an adviser and its clients, and between a mutual fund and its advisers and affiliates. The fiduciary obligations of investment advisers to their clients require advisers to, among other things, consider the suitability of the investment products and advice they provide, seek “best execution” for their clients’ securities transactions, conduct due diligence on third-party products offered to clients, consider the appropriateness of the adviser’s fees, and provide extensive and ongoing disclosure to clients. The application of these requirements to wrap fee programs is particularly complex and the SEC has in the past scrutinized firms’ compliance with these requirements. The SEC is authorized to institute proceedings and impose fines and sanctions for violations of the Advisers Act and the Investment Company Act and has the power to restrict or prohibit an investment adviser from carrying on its business in the event that it fails to comply with applicable laws and regulations. Though we believe we are in compliance in all material respects with the requirements of the Advisers Act and the Investment Company Act and the rules and interpretations promulgated thereunder, our failure to comply with such laws, rules and interpretations could have a material adverse effect on us.

Portfolio Brokerage Services, Inc., or PBS, our broker-dealer subsidiary, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, or the Exchange Act, in all 50 states and the District of Columbia. In addition, PBS is a member of FINRA, the securities industry self-regulatory organization that supervises and regulates the conduct and activities of broker-dealers. Broker-dealers are subject to regulations that cover all aspects of their business, including sales practices, market making and trading among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, record-keeping and the conduct of directors, officers, employees, representatives and associated persons. FINRA and the SEC conduct periodic examinations of the operations of its members, including PBS. Violation of applicable regulations can result in the suspension or revocation of a broker-dealer’s registration, the imposition of censures or fines and the suspension or expulsion of the broker-dealer from FINRA. PBS is subject to minimum net capital requirements under the Exchange Act, SEC and FINRA rules and conducts its business pursuant to the exemption from the SEC’s customer protection rule provided by Rule 15c3-3(k)(2)(i) under the Exchange Act. As of December 31, 2009, PBS was required to maintain a minimum of $100,000 in net capital and its actual net capital was $696,396.

Our regulated subsidiaries are subject to various federal and state laws and regulations that grant supervisory agencies, including the SEC, broad administrative powers. In the event of a failure to comply with these laws and regulations, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the permissibility of our regulated subsidiaries and our other subsidiaries to engage in business for specified periods of time, censures, fines, and the revocation of registration as a broker-dealer or investment adviser, as applicable. Additionally, the securities laws applicable to us and our subsidiaries provide for certain private rights of action that could give rise to civil litigation. Any litigation could have significant financial and non-financial consequences including monetary judgments and the requirement to take action or limit activities that could ultimately affect our business.

Additional legislation and regulations, including those relating to the activities of investment advisers and broker-dealers, changes in rules imposed by the SEC or other regulatory authorities and self regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules may adversely affect our business and profitability. Our businesses may be materially affected not only by regulations applicable to it as an investment adviser or broker-dealer, but also by regulations that apply to companies generally.

Change of Control Consent Process

Under the Investment Advisers Act of 1940, as amended, and the Investment Company Act of 1940, as amended, the offering of our shares may be deemed a change of control of our company and unless our clients consent to the change of control, our investment advisory agreements with such clients could be terminated. See “Risk Factors—Risks Related to our Business— The Offering of Shares of our Common Stock May be Deemed

a Change of Control of our Company and the Method by Which the Company Obtained the Consent of its Clients to the Change of Control Could be Challenged Which Could Adversely Affect our Results of Operations, Financial Condition or Business”.

In light of the foregoing, we sought the consent to the change of control of our company from our financial advisor clients, as well as the clients of financial advisors to whom we provide advisory services. Substantially all of the financial advisors and clients consented to the change of control. While we expect the consent process to be completed prior to the consummation of this offering, we are still awaiting the consent of a relatively small number of clients of financial advisors.

In addition, one of our subsidiaries advises four mutual funds each of which utilizes one or more submanagers. Shareholders of two of the mutual funds consented to the change in control in a recently completed proxy vote. We are currently conducting a proxy solicitation for the remaining two funds. We believe that approval for the change of control will be granted, principally because the change of control will only affect the parent company of the adviser to the funds and will not affect the portfolio manager for, or the management of, the funds. Specifically, the underlying sub-managers and personnel responsible for the day-to-day management of the funds will not change. Notwithstanding the foregoing, because the fees we receive for providing advisory services to the remaining funds are not material, a failure to receive consents from the shareholders of the funds would not have a material adverse affect on our results of operations or business.

Investment Advisory Program, Conducted Under Rule 3a-4

Under the Investment Company Act, an issuer that is engaged in the business of investing, reinvesting or trading in securities may be deemed an “investment company,” in which case the issuer may be subject to registration requirements and regulation as an investment company under the Investment Company Act. In order to provide assurance that certain discretionary investment advisory programs would not be considered investment companies, the Securities and Exchange Commission adopted Rule 3a-4 under the Investment Company Act, which provides a non-exclusive safe harbor from the definition of investment company for programs that meet the requirements of the rule. We conduct the following programs pursuant to the Rule 3a-4 safe harbor:

•	Separately managed accounts;

•	Unified managed accounts portfolios;

•	Mutual fund portfolios and exchange-traded funds portfolios; and

•	Advisor directed portfolios.

We believe that, to the extent we exercise discretion over accounts in any of these programs, they qualify for the safe-harbor because all of the programs have the following characteristics, which are generally required in order for a program to be eligible for the Rule 3a-4 safe harbor:

•	Each client account is managed on the basis of the client’s financial situation, investment objectives and reasonable client-imposed investment restrictions;

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At the opening of the account, the client’s financial advisor obtains information from the client and provides us with the client’s financial situation, investment objectives and reasonable restrictions;

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On no less than an annual basis, the client’s financial advisor periodically contacts the client to determine whether there have been any changes in the client’s financial situation or investment objectives, and whether the client wishes to impose any reasonable restrictions on the management of the account or reasonably modify existing restrictions. This information is communicated to us and reflected in our management of client accounts;

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On a quarterly basis, we or another designated person (in most cases this will be the client’s financial advisor) notify the client to contact us or another designated person if there have been any changes to the client’s financial position or investment objectives or if the client wishes to impose any reasonable restrictions on the management of the account;

•	We, the client’s financial advisor and the manager of the client’s account, all of whom are knowledgeable about the account and its management, are reasonably available to the client for consultation;

•	All of the programs allow each client to impose reasonable restrictions on the management of his or her account;

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On at least a quarterly basis, the client is provided with a statement containing a description of all activity in the client’s account during the preceding period, including all transactions made on behalf of the account, all contributions and withdrawals made by the client, all fees and expenses charged to the account, and the value of the account at the beginning and end of the period; and

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For all of the programs, each client retains, with respect to all securities and funds in the client’s account, the right to withdraw securities or cash, vote securities, or delegate the authority to vote securities to another person, receive written confirmation or other notification of each securities transaction by the client’s independent custodian, and proceed directly as a security holder against the issuer of any security in the client’s account without the obligation to include us or any other client of the program in any such action as a condition precedent to initiating such proceeding.

Employees

As of March 31, 2010, we had 411 employees, including 55 in sales and marketing, 121 in engineering and systems, 184 in operations, 11 in investment management and research, and 40 in executive and corporate functions. Of these 411 employees, 188 were located in India. None of our employees is represented by a labor union. We have never experienced a work stoppage and believe our relationship with our employees is satisfactory.

Facilities

Our headquarters are located in Chicago, Illinois, and consist of approximately 30,000 square feet of leased space. We also lease office space in Denver, Colorado, New York, New York, Sunnyvale, California, Boston, Massachusetts, Landis, North Carolina and two locations in Trivandrum, India. We believe that our office facilities are adequate for our immediate needs and that additional or substitute space is available if needed to accommodate the foreseeable growth of our operations.

Legal Proceedings

On November 23, 2009, we sued Fetter Logic, Inc. and David Fetter, its chief executive officer. The case is currently pending in the United States District Court for the Northern District of Illinois. Our complaint seeks, among other things, unspecified damages for breaches of the investment agreement and operating agreement that we entered into with Fetter Logic, described below, and a declaratory judgment that we own certain rights in certain intellectual property. Fetter Logic asserted claims against us in a separate suit and in a counterclaim filed November 30, 2009, which is also pending in the United States District Court for the Northern District of Illinois, for breaches of the investment agreement and operating agreement, breach of the implied covenant of good faith and fair dealing, breach of fiduciary duty, copyright infringement, misappropriation of trade secrets, an accounting, unjust enrichment and a declaratory judgment that Fetter Logic owns all rights in the contested intellectual property. Fetter Logic seeks declaratory and injunctive relief as well as unspecified compensatory and punitive damages. Both cases arise out of (1) an investment agreement, pursuant to which we purchased shares in Fetter Logic for approximately $5.7 million, and (2) an operating agreement, under which the parties agreed to integrate their respective software applications and develop and sell joint product offerings. Fetter Logic alleges that we did not comply with the terms of the operating agreement to develop joint product offerings, but instead misappropriated Fetter Logic’s intellectual property to develop products for our own benefit. We believe that Fetter Logic’s claims against us are without merit and intend to defend ourselves and prosecute our claims against Fetter Logic and David Fetter vigorously. The litigation is in its early stages.

We are also involved in other litigation arising in the ordinary course of our business. We do not believe that the outcome of any of the aforementioned proceedings, individually or in the aggregate, would, if determined adversely to us, have a material adverse effect on our results of operations, financial condition or business. However, the disclosed litigation is likely to result in higher than normal legal fees until it is resolved.

MANAGEMENT

Directors, Executive Officers and Other Senior Management

The following table lists our directors expected to be in place upon effectiveness of the registration statement of which this prospectus forms a part, our executive officers and certain other member of our senior management:

Name	Age	Position(s)
Judson Bergman	53	Chairman, Chief Executive Officer, Director
Ross Chapin	57	Director
Gates Hawn	61	Director
James Johnson	72	Director
Paul Koontz	50	Director
Yves Sisteron	55	Director
William Crager	46	President
Peter D’Arrigo	42	Chief Financial Officer
Scott Grinis	49	Chief Technology Officer
Shelly O’Brien	44	General Counsel
Charles Tennant	46	Chief Operating Officer
Brandon Thomas	46	Chief Investment Officer
Lori Hardwick	41	Executive Vice President, Advisory Services
James Lumberg	44	Executive Vice President, Business Development
Karen McCue	56	Executive Vice President, Family Office Services
Viggy Mokkarala	50	Executive Vice President, Client Implementations
Babu Sivadasan	38	Executive Vice President, Engineering
Michael Apker	52	Managing Director, Strategic Development
Michael Henkel	53	Managing Director, Portfolio Management Consultants
James Patrick	41	Managing Director, Advisor Managed Programs
Christopher Curtis	38	Senior Vice President, Treasurer
Eric Fowler	50	Senior Vice President, Director of Product Development
Dale Seier	44	Senior Vice President, Finance
William Rubino, Jr.	53	Chief Administrative Officer, PMC

Directors

Judson Bergman. Mr. Bergman is the founder of our company and has served as our Chairman, Chief Executive Officer and a director since 1999. Prior to founding our company, Mr. Bergman was Managing Director at Nuveen Investments, Inc., or Nuveen, a diversified investment manager. Mr. Bergman serves as a trustee of RS Investment Trust and RS Variable Products Trust, registered investment companies. Mr. Bergman received an MBA in finance and accounting from Columbia University and a BA in English from Wheaton College. Mr. Bergman’s qualifications to serve on our Board of Directors are primarily based on his experience as the founder of our company, his familiarity with the financial services industry acquired through his experience at Nuveen and his education in finance and accounting.

Ross Chapin. Mr. Chapin has served as a director of our company since 2001. Mr. Chapin is a Managing Director of Parametric Portfolio Associates LLC, a provider of structured portfolio management, which he joined as a senior executive in October 2005. Prior to Parametric, Mr. Chapin co-founded Orca Bay Partners, a private equity firm, in 1998 and remains a Managing Member of that firm. Mr. Chapin received an MBA from Columbia University in finance and accounting, and an undergraduate degree from Denison University. Mr. Chapin’s qualifications to serve on our Board of Directors are primarily based on his nearly ten years of experience as a director, his knowledge of the financial services industry and financial products acquired through his experience at Parametric, his experiences with a broad range of companies and industries acquired as a result of the review and analysis of investments by Orca Bay Partners and his education in finance and accounting.

Gates Hawn. Mr. Hawn has served as a director of our company since 2004. Mr. Hawn is currently retired. He had previously worked as a Senior Advisor for Credit Suisse, an investment banking firm or its predecessors from 2000 to 2004. In 2000 Donaldson, Lufkin & Jenrette, or DLJ, merged with Credit Suisse, and Mr. Hawn was with DLJ from 1981 to 2000. Mr. Hawn received an undergraduate degree from Williams College. Mr. Hawn’s qualifications to serve on our Board of Directors are primarily based on his nearly six years of experience as a director, his knowledge of the financial services industry and financial products acquired through his experience at DLJ and Credit Suisse.

James Johnson. Mr. Johnson has served as a director of our company since 2000. Mr. Johnson is a General Partner and Founder of Apex Venture Partners, or Apex, a private equity firm, which he founded in 1988. Prior to founding Apex, Mr. Johnson was one of three founding partners of Knightsbridge Partners, a private investment firm. Prior to Knightsbridge, Mr. Johnson served in senior management roles with Beatrice Foods, including corporate Chief Financial Offer and Senior Vice President of the $6 billion U.S. Foods subsidiary. Mr. Johnson received an MBA from Northwestern University. Mr. Johnson’s qualifications to serve on our Board of Directors are primarily based on his nearly ten years of experience as a director, his experiences with a broad range of companies and industries acquired as a result of the review and analysis of investments by Apex and Knightsbridge Partners, his experience in senior financial and management rules at Beatrice Foods and his education in business administration.

Paul Koontz. Mr. Koontz has served as a director of our company since 2004. Mr. Koontz has been a general partner at Foundation Capital Management, or Foundation Capital, a venture capital firm since 1996. Mr. Koontz serves on the boards of Financial Engines, Inc., Babycare (in Beijing), eBates, and the Stanford University DAPER Fund. Mr. Koontz received a masters in engineering management from Stanford University and a BS from Princeton University. Mr. Koontz’s qualifications to serve on our Board of Directors are primarily based on his nearly six years of experience as a director, his experiences with a broad range of early stage and developing companies and industries acquired as a result of the review and analysis of investments by Foundation Capital, his experience serving on the boards of directors of other companies in the financial services and other industries and his education in engineering management.

Yves Sisteron. Mr. Sisteron has served as a director of our company since 2004. Mr. Sisteron has been a Managing Partner and Co-Founder of GRP Partners, a private investment firm, since 2000. Mr. Sisteron serves on the boards of Ulta Salon, Cosmetics & Fragrance, Inc., HealthDataInsights, Inc., Kyriba Corp., Qualys, Inc., and Mobiclip, Inc. Mr. Sisteron holds a JD and an LLM from the University of Law (Lyon) and an LLM degree from the New York University School of Law. Mr. Sisteron’s qualifications to serve on our Board of Directors are primarily based on his nearly six years of experience as a director, his experiences with a broad range of companies and industries acquired as a result of the review and analysis of investments by GRP Partners, his experience serving on the boards of directors of other companies and his education in law.

Executive Officers

William Crager. Mr. Crager has served as our President since 2002. Prior to joining us, Mr. Crager served as Managing Director of Marketing and Client Services at Rittenhouse Financial Services, Inc., an investment management firm affiliated with Nuveen. Mr. Crager received an MA from Boston University and a BA from Fairfield University, with a dual major in economics and English.

Peter D’Arrigo. Mr. D’Arrigo has served as our Chief Financial Officer since 2008. Prior to joining us, Mr. D’Arrigo worked at Nuveen where he served as Treasurer since 1999, as well as holding a variety of other titles after joining them in 1990. Mr. D’Arrigo received an MBA from the Northwestern University Kellogg Graduate School of Management and an undergraduate degree in applied mathematics from Yale University.

Scott Grinis. Mr. Grinis has served as our Chief Technology Officer since 2004. Prior to joining us, Mr. Grinis co-founded Oberon Financial Technology, Inc., our subsidiary, prior to its acquisition by us. Mr. Grinis received a BS and an MS degree in electrical engineering from Stanford University.

Shelly O’Brien. Ms. O’Brien has served as our General Counsel and Corporate Secretary since 2002. Prior to joining us, Ms. O’Brien was General Counsel and Director of Legal and Compliance for ING (U.S.) Securities, Futures & Options Inc., a broker-dealer, and futures commission merchant. Ms. O’Brien received a degree in political science from Northwestern University, a JD from Hamline University School of Law, and an LLM in taxation from John Marshall Law School.

Charles Tennant. Mr. Tennant has served as our Chief Operating Officer since 2007. Prior to joining us, Mr. Tennant was the Chief Operating Officer of Ameriprise Financial’s brokerage clearing services group from 2003 to 2007. Mr. Tennant received a degree in management information systems from the University of South Florida.

Brandon Thomas. Mr. Thomas is a Co-Founder of our company and has served as Chief Investment Officer and Managing Director of Portfolio Management Consultants, our internal investment management and portfolio consulting group, since 1999. Prior to joining us, Mr. Thomas was Director of Equity Funds for Nuveen. Mr. Thomas received an MBA from the University of Chicago, a JD from DePaul University and is a graduate of Brown University.

Senior Management

Lori Hardwick. Ms. Hardwick has served as our Executive Vice President, Advisory Services since 2007 and previously served as a Senior Vice President of Advisory Services. Prior to joining us in 2000, Ms. Hardwick ran the Registered Investment Advisor (RIA) Services Division at Nuveen where she founded the RIA division, creating unique services for the fee-based advisor community. Ms. Hardwick received an advanced executive education degree from the University of Chicago and an undergraduate degree from The Ohio State University, with honors.

James Lumberg. Mr. Lumberg is a Co-Founder of our company and has served as Executive Vice President, Business Development since 2000. Prior to joining us in 2000, Mr. Lumberg was employed by Nuveen from 1991 to 2000. At Nuveen, Mr. Lumberg served as Vice President and Director, Fixed Income Funds, where he worked with financial advisors in developing and implementing service and support programs that responded to the evolving demands of financial intermediaries, and as a portfolio manager responsible for managing fixed income mutual funds. Mr. Lumberg received an MA in government studies from Harvard University and an undergraduate degree in business administration from Southern Methodist University.

Karen McCue. Ms. McCue has served as Executive Vice President, Family Office Services since 2009 and previously served as Executive Vice President of Operations. Prior to joining us, Ms. McCue was Co-Founder and Chief Operations Officer of NetAssetManagement, Inc. our subsidiary, which merged with the company in 2004. Ms. McCue received a BA from the University of California at Los Angeles, earned the Personal Financial Planning designation in 1983, and received the Chartered Financial Analyst designation in 1986.

Viggy Mokkarala. Mr. Mokkarala has served as Executive Vice President, Client Implementations since 2004. Prior to joining us, Mr. Mokkarala co-founded Oberon Financial Technology, Inc., our subsidiary, prior to its acquisition by us. Mr. Mokkarala received a BS and an MS from the University of Wisconsin, Madison.

Babu Sivadasan. Mr. Sivadasan has served as our Executive Vice President, Engineering since 2004. Prior to joining us, he was the Chief Technology Officer of NetAssetManagement, our subsidiary, where he established operations in Trivandrum, India. Prior to NetAssetManagement, Mr. Sivadasan acted as a lead architect and programmer for Hewlett-Packard, where he worked on building a Java Virtual machine and an embedded application delivery platform. Mr. Sivadasan holds a BS in computer science and engineering from Kerala University, India.

Michael Apker. Mr. Apker has served as Managing Director, Strategic Development since 2004. Prior to joining us in 2004, Mr. Apker co-founded Oberon Financial Technology, our subsidiary, prior to its acquisition by us. Mr. Apker received a BS from the University of Colorado.

Michael Henkel. Mr. Henkel has served as Managing Director, Portfolio Management Consultants since 2008. Prior to joining us in 2008, Mr. Henkel was President of Ibbotson Associates, which he joined in 1993 as Vice President in charge of the firm’s institutional software group and became President in 1997. His work as President included responsibility for all operational aspects of company activities and developing a variety of index-related investment products. Mr. Henkel received an MBA from Vanderbilt University and a BA from Rhodes College.

James Patrick. Mr. Patrick has served as Managing Director, Advisor Managed Programs since 2009. Mr. Patrick is responsible for leading the efforts in the development and distribution of Envestnet’s advisor managed offerings. Prior to joining us, Mr. Patrick was the Co-Head of U.S. Retail Sales for Allianz Global Investors, a global investment manager, where he had worked from 2001 to 2009. As Co-Head of U.S. Retail Sales, he was responsible for distribution for seven affiliated investment firms with over $120 billion in assets under management. Mr. Patrick received a BS in business administration from the University of New Hampshire.

Christopher Curtis. Mr. Curtis has served as our Senior Vice President, Treasurer since 2007. Prior to joining us, Mr. Curtis served as Vice President, Corporate Affairs for Rewards Network Inc., a provider of loyalty programs to the restaurant industry, since 2005. Mr. Curtis received an MBA from the University of Chicago and a BBA in accounting and finance from the University of Michigan.

Eric Fowler. Mr. Fowler has served as our Senior Vice President, Director of Product Development since 2000. Prior to joining us, Mr. Fowler was Vice President of Nuveen where he was responsible for the development of various products and platform programs, including separately managed accounts. Mr. Fowler received an MS in structural engineering from Northwestern University, an MBA from the Northwestern University Kellogg Graduate School of Management, and undergraduate degrees in mathematics and physics from Wheaton College.

Dale Seier. Mr. Seier has served as our Senior Vice President, Finance since 2001. Prior to joining us, Mr. Seier was the Senior Vice President and Controller for Portfolio Management Consultants, Inc., our subsidiary, prior to its acquisition by us. Mr. Seier received a BS in Accounting from the University of Nebraska.

William Rubino, Jr. Mr. Rubino has served as our Chief Administrative Officer of PMC, our internal investment management and portfolio consulting group, since 2008 and had served as our Chief Financial Officer from 2002 to 2008. Prior to joining us in 2002, Mr. Rubino was the Director of Equity Research at the private equity group of WestAM. Mr. Rubino received an MBA from the Northwestern University Kellogg Graduate School of Management and a BS in accounting from the University of Illinois.

None of our directors or executive officers has been the subject of, or a party to, any legal proceeding described in Item 401(f) of Regulation S-K.

Composition of our Board of Directors after this Offering

Our Board of Directors currently consists of six directors: Judson Bergman, Ross Chapin, Gates Hawn, James Johnson, Paul Koontz and Yves Sisteron. They will be divided into three classes, each serving staggered three-year terms where one class of directors is elected at each annual meeting. The members of Class I, whose terms expire at the next annual meeting, are Ross Chapin and Gates Hawn. The members of Class II, whose terms expire at the second annual meeting following this offering, are James Johnson and Paul Koontz. The members of Class III, whose terms expire at the third annual meeting following this offering, are Judson Bergman and Yves Sisteron.

Board Leadership Structure

The independent directors of our Board of Directors evaluate the Board of Director’s leadership structure on a regular basis.

While the Board of Directors does not have a policy with respect to combining or separating the Chairman and Chief Executive Officer positions, under the current Board of Director leadership structure, the positions of Chairman and Chief Executive Officer are combined into one role. Mr. Bergman has served as our Chairman of the Board and Chief Executive since 1999. The non-management directors of the Board of Directors have designated one of the independent directors as lead director. The lead director’s responsibilities include presiding over all executive sessions of the non-management directors, where non-management directors meet outside the presence of the management directors. The other responsibilities of the lead director are determined by the Board of Directors from time to time. Yves Sisteron has been designated the lead director by the Board of Directors.

In considering its leadership structure, the Board of Directors takes a number of factors into account. Based on its most recent review of the leadership structure, the Board of Directors believes that the current structure is appropriate for our company because it allows for effective evaluation and execution of our strategies and operations management. In addition, a number of Board of Director and Committee processes and procedures, including regular executive sessions of non-management directors and annual performance evaluations, provide substantial independent oversight of our Chairman and Chief Executive Officer’s performance.

Committees of the Board of Directors after this Offering

The standing committees of our Board of Directors include the Audit Committee, the Nominating and Governance Committee and the Compensation Committee, each of which is described below.

Audit Committee. The Audit Committee operates pursuant to a charter approved by our Board of Directors. Within 90 days after consummation of this offering, a majority of the directors on the Audit Committee will be independent directors and within one year after consummation of this offering, the Audit Committee will be comprised entirely of independent directors. The Audit Committee reviews and, as it deems appropriate, recommends to the Board of Directors our internal accounting and financial controls and the accounting principles and auditing practices and procedures employed in preparation and review of our consolidated financial statements. The Audit Committee also makes recommendations to the Board of Directors concerning the engagement of independent public auditors and the scope of the audit to be undertaken by such auditors. In 2009, our Audit Committee consisted of James Johnson, William Kunkler and Steven Lebow (a former director). Currently, Mr. Johnson, Ross Chapin and Gates Hawn are members of the Audit Committee.

Nominating and Governance Committee. The Nominating and Governance Committee operates pursuant to a charter approved by our Board of Directors. The Nominating and Governance Committee reviews and, as it deems appropriate, recommends to our Board of Directors policies and procedures relating to director and board committee nominations and corporate governance policies. In 2009, our Nominating and Governance Committee consisted of James Gordon (a former director), Gates Hawn and Steven Lebow (a former director). Currently, Mr. Hawn, Mr. Johnson and Paul Koontz are members of our Nominating and Governance Committee.

Compensation Committee. The Compensation Committee operates pursuant to a charter approved by our Board of Directors. The Compensation Committee reviews and, as it deems appropriate, recommends to the Board of Directors policies, practices and procedures relating to the compensation of our executive officers and other managerial employees and the establishment and administration of our employee benefit plans. The Compensation Committee also exercises all authority under our employee equity incentive plans and advises and consults with our executive officers as may be requested regarding managerial personnel policies. In 2009, our Compensation Committee consisted of Yves Sisteron, Ross Chapin and Richard Scott (a former director). Currently, Mr. Sisteron, Mr. Koontz and Mr. Chapin are members of our Compensation Committee.

Director Compensation

Our Compensation Committee of the Board of Directors determines the amount of any fees, whether payable in cash, shares of common stock or options to purchase common stock, and expense reimbursement that directors receive for attending meetings of the Board of Directors or committees of the Board of Directors. To date we have not paid any fees to our directors, but we reimbursed them in an amount equal to $26,230 for their expenses incurred in connection with attending meetings in 2009.

Following the completion of this offering, we intend to compensate non-employee directors for their service on our Board of Directors. Each non-employee director will be eligible to receive an annual retainer of $30,000 with an additional stipend of $2,000 for each board meeting attended in person. The chairperson of our Audit Committee will be eligible to receive an additional annual retainer of $15,000. The chairperson of our other committees will be eligible to receive an additional annual retainer of $10,000. The lead independent director will be eligible to receive an additional annual retainer of $15,000. All non-chairperson committee members will be eligible to receive an additional annual retainer of $5,000. Directors will receive one-half of any such amounts in cash and one-half in either restricted stock or in options to acquire shares of our common stock.

Stock option grants to our non-employee directors will vest monthly over a four-year period, except that the shares that would otherwise vest over the first 12 months shall not vest until the first anniversary of the grant. All stock option grants to our non-employee directors will be made pursuant to our 2004 Stock Incentive Plan. See “—Compensation Discussion and Analysis—2004 Stock Incentive Plan.” We will also continue to reimburse all of our directors for their reasonable expenses incurred in attending meetings of our Board of Directors or committees.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We operate in a highly competitive environment and our executive compensation program is designed to attract and retain talented executives who can execute our strategy. The discussion below describes the material elements of the 2009 compensation program for our named executive officers and the manner in which compensation decisions were made.

Philosophy and Objectives

Our executive compensation philosophy, as established by our Compensation Committee, is designed to:

•	Attract and retain skilled executive officers;

•	Support our business strategy and objectives; and

•	Align the interests of our executive officers with those of our stockholders through a pay-for-performance philosophy.

We do not utilize formulas to determine compensation amounts and have established a set of guiding principles that have provided the foundation for all compensation programs for executive officers and all other employees. These guiding principles are as follows:

•	Pay for performance in such a way as to drive our business strategy and objectives and create shareholder value, consistent with an acceptable risk profile and through legal and ethical means.

•

The amount of overall total compensation should be attractive to executive officers, affordable for the company, proportional to the executive officer’s contribution, and fair to shareholders and employees, while providing payouts that are clearly aligned with actual performance.

•	Avoid controversial pay practices.

•	Compensation should be transparent, understandable and effectively communicated to shareholders and employees.

We are committed to providing a comprehensive total rewards program to attract, retain, and reward highly qualified, diverse and productive employees. The total rewards program emphasizes alignment of employee efforts to support our corporate strategies. The components of the program include compensation, benefits, learning and development opportunities and recognition of employee performance. We strive to remain externally competitive in relevant labor markets while maintaining internal equity. The program also promotes fiscally responsible pay decisions, encourages efficient use of our resources and ensures compliance with applicable legal and contractual requirements.

To our employees, our compensation philosophy means fair pay based on their role in the company, a subjective determination of the market value of their job and their performance in that position. In addition, there is opportunity for additional rewards when we meet or exceed business objectives. Performance rewards provide employees with the opportunity to earn additional compensation beyond their base salary.

Compensation for our executive officers consists of three primary elements. They receive a base salary which is paid in bi-monthly cash installments, they receive an annual incentive-based profit sharing cash payment which is typically paid in February and they receive an annual grant of stock options. For details regarding why we pay each element and how the amounts are determined, see “Base Salary”, “Incentive-based profit sharing”, and “Equity Awards”. Although these sections discuss our practices employed in 2009, we plan to continue these practices in 2010 and subsequent years.

We do not have a specific policy that governs the allocation of compensation between cash and non-cash compensation or between long-term or current compensation. The allocations are driven primarily through a desire to pay what we view as competitive compensation, as determined solely by our review of broad-based third party surveys and other generally available information, which we have historically used to obtain a general understanding of market compensation practices.

Role of Compensation Committee and Management

The Compensation Committee consists of three independent non-employee members of our Board of Directors. The Compensation Committee reviews and, as it deems appropriate, recommends to the Board of Directors policies, practices and procedures relating to the compensation of officers and other managerial employees and the establishment and administration of employee benefit plans.

The Compensation Committee determines, and recommends to the Board of Directors for approval, the Chief Executive Officer’s compensation without the participation of the Chief Executive Officer. The Compensation Committee is also responsible for reviewing the performance of the Chief Executive Officer.

With respect to our other named executive officers, our Chief Executive Officer meets with the Compensation Committee as needed, and provides evaluations of the named executive officers and other relevant information and makes recommendations regarding appropriate compensation, including changes to existing compensation amounts, for each named executive officer.

Our Chief Executive Officer is the only executive officer that has a role in determining the compensation of our named executive officers other than himself. In certain circumstances, the Chief Executive Officer will make small adjustments to the base salaries of the named executive officers, as described under “2009 Executive Compensation Program”. In all other circumstances, the Chief Executive Officer will provide the Compensation Committee with recommendations, which the Committee has the discretion to approve or disapprove, for (a) significant changes to base salary, (b) distribution of incentive-based profit sharing and (c) stock option grants.

Competitive Market Review

Beginning in November 2009, the Compensation Committee retained McLagan, a subsidiary of Aon Corporation, an independent third-party compensation specialist, to review, analyze and report on the compensation of our senior management. The Compensation Committee used this information to assist it in identifying and facilitating any necessary changes to our compensation program, including the amounts of compensation paid to our senior management, including the named executive officers.

McLagan’s review was intended to ensure that senior management pay levels, including those of our named executive officers, are fully competitive and to provide guidance about stock option grants coincident with this offering. McLagan’s approach to the review involved (a) meeting with and then defining roles and responsibilities of the executives, (b) identifying the types of firms within the relevant competitive marketplace and (c) matching roles from those firms to our executives. These other firms included companies with similar assets under management, employee size and business model.

In delivering its findings, McLagan focused on median quartile competitive market data while applying its judgment to make appropriate recommendations on cash and equity compensation.

The recommendations of McLagan did not impact 2009 compensation decisions of our senior management.

Our 2009 Executive Compensation Program

Our 2009 executive compensation program had three primary components: base salary, incentive-based profit sharing and equity awards.

Base Salary. Base salaries are intended to provide our executives with a degree of financial certainty and stability that does not depend on company performance. In determining the base salaries for our Chief Executive Officer and the other named executive officers, the Compensation Committee, at the beginning of each year, reviews the overall scope of each executive officer’s responsibilities while taking into account the base salaries paid by companies with which we compete for talent. For 2009, base salary adjustments were based on a subjective determination of competitive market rates, individual performance, changes in job duties and responsibilities and our overall budget for base salary increases. We did not follow a specific formula or set of criteria in determining base salary adjustments in 2009.

Market data, such as the base salary of comparable jobs at comparable companies, were reviewed to provide guidance as to what constitutes competitive base salaries. In addition, individual performance of the executive’s duties and responsibilities is also considered. If the executive has performed his or her duties above expectations, then an increase in the base salary may be justified. Similarly, if the executive is given different duties or responsibilities or if they have changed jobs within the company, then their base salary may be increased or decreased accordingly.

In all cases where base salaries may be changed, the overall compensation budget must be sufficient for such changes. In certain extreme cases, our financial results and performance may lead to reductions in base salaries as a cost cutting measure. For example, on January 1, 2009, the base salaries of our executives, including our named executive officers, were decreased by 5%. The decrease was part of a larger initiative to reduce expenses. By the end of the 3rd quarter 2009, our financial results had improved. Accordingly, on October 1, 2009, two-thirds of the reduction was reinstated. The final one-third of the reduction was reinstated on January 1, 2010.

Pursuant to the compensation review findings that were presented to our Compensation Committee by McLagan on February 2, 2010, the base salaries of Judson Bergman, William Crager, and Scott Grinis were increased by $100,000, $30,000, and $25,000, respectively. The findings showed that the base salaries of each of these three executives were below the median level for similar jobs at comparable companies.

Incentive Compensation Program. We maintain an annual profit sharing program, or the Profit Sharing Program, which is intended to reward executives and employees based on our profitability. Under the Profit Sharing Program, a predetermined percentage of the profits from the preceding year are distributed to executives and employees. At the beginning of each year, the Compensation Committee approves the calculation methodology, or formula, which will be used at the end of the year to determine the amount of the profit sharing distribution. The formula includes the distribution amount as a percentage of EBITDA, as adjusted for certain items as defined by the Compensation Committee, as well as a stretch incentive target and a minimum threshold. The distribution percentage, as determined by the Compensation Committee, is generally derived by (a) investigating the profit sharing practices of comparable financial services firms and (b) considering the resulting aggregate incentive for management and employees to meet or exceed the firm’s financial profitability expectations.

In calculating the profit sharing amount, the Compensation Committee utilizes adjusted EBITDA, as disclosed elsewhere in this prospectus, excluding any amount paid as profit sharing and certain extraordinary or non-recurring general and administrative expenses. The profit sharing amount in 2009 was based on our financial performance during the 12-month period ending March 31, 2009, which was our previous fiscal year-end. During 2009 we changed the date of our fiscal year-end from March 31 to December 31. The Compensation Committee established a minimum threshold amount of adjusted EBITDA, defined as described above, of $6.0 million. Performance above the minimum threshold amount would result in a profit sharing amount targeting 15% of the excess of actual performance over the $6.0 million threshold. The Compensation Committee has final authority to exercise its discretion in setting compensation amounts or awards for the company as a whole and for individuals and is not bound by the minimum amount of adjusted EBITDA and related formula or by recommendations of Mr. Bergman nor of any consultant. In its discretion, the Compensation Committee considered a recommendation from management and utilized a combination of the foregoing formula and its assessment of our company’s performance during a challenging economic period to determine that the 2009 profit sharing amount would be $1.6 million.

At the end of each year, an allocation of the profit sharing distribution amount to each eligible employee, including executive officers, is made. The Chief Executive Officer recommends to the Compensation Committee the distribution amounts for each executive officer, including himself, based on a subjective analysis of his or her performance. For the named executive officers, the Chief Executive Officer subjectively assesses their performance in four categories: integrity, intelligence/business knowledge, qualitative considerations and effectiveness. No quantitative criteria are used. The Chief Executive Officer’s analysis is based on his sole and absolute discretion when assessing performance in each of the categories. Similarly, the amounts he recommends for individual profit sharing distribution recommendations are based on his sole and absolute discretion. The Chief Executive Officer presents his analysis of the results to the Compensation Committee for their consideration along with his individual profit sharing distribution recommendations. The Compensation Committee reviews and makes the final approval for profit sharing distributions for the named executive officers, including the Chief Executive Officer. For the year ending December 31, 2009, the Compensation Committee did not exercise its discretion to modify the individual profit sharing distribution recommendations which it received from the Chief Executive Officer.

Our incentive compensation program also includes an amount to be paid out as sales commissions based on a target percentage of gross sales. The target percentage is revised annually. Commission amounts are calculated quarterly and paid out in 20% installments over the subsequent five quarters. Commission payments are not guaranteed. The recipient must still be employed at the time of payment. Commission payments are allocated among sales and service personnel and sales management and the allocation of the commission payments is approved at the discretion of Mr. Bergman and Mr. Crager. The amount of the commission payments may also be adjusted based on our overall performance. In 2009, $2.9 million in sales commissions were paid to all eligible employees as part of our incentive compensation program of which Mr. Crager received $114,986. Mr. Crager is the only executive officer who receives a sales commission. The amount of Mr. Crager’s sales commission was based on the Company’s total gross sales and Mr. Bergman’s subjective assessment of his leadership of the sales organization.

Equity Awards. We grant stock options to our current and newly hired executive officers to enable them to share in our success and to reinforce a corporate culture that aligns employee interests with the interests of our stockholders. All stock option grants are awarded under the Envestnet Asset Management Group, Inc. 2004 Stock Incentive Plan, or the 2004 Stock Incentive Plan. It has been our practice to annually grant stock options to employees, including executives, in recognition of performance and as an incentive for retention, as well as to align their interests with the interests of our stockholders. The size of these grants is based on a number of factors, including our subjective analysis of competitive practices, individual performance as determined in the discretion of the Compensation Committee, changes in the scope of the individual’s position, internal equity and retention potential. Ultimately, all amounts were determined in the sole and absolute discretion of the Compensation Committee based on its conclusions as to what was appropriate and necessary after consideration of these factors. The Compensation Committee does not use a formula nor does it have formal procedures regarding grants of stock options. Historically, vesting for stock option grants occurs annually on the anniversary of the grant date with one-third vesting on each of the first three anniversaries.

In keeping with the annual practice of issuing stock option grants, on April 30, 2009, the Compensation Committee authorized stock option grants equal to 0.85% of our then outstanding number of fully-diluted shares. The grants were made on May 15, 2009. A total of 232,732 stock options were granted to all employees, including the named executive officers. The size of the total pool was smaller than the typical range of 1.5% to 2.0% in prior years. The Compensation Committee decided to issue fewer stock options primarily because of our reduced profitability during the financial downturn of 2008 and early 2009.

Our Chief Executive Officer, with the help of his management team, recommended to the Compensation Committee individuals who should receive stock option awards and the size of each individual award. The individual distribution amounts that were recommended were based on the Chief Executive Officer’s subjective review of each individual’s performance within his or her role in our company since the previous year’s grant, as well as a subjective determination of the competitive practices necessary to retain key employees. This distribution was submitted to the Compensation Committee for its consideration and approval. As noted above, the Compensation Committee has final authority to exercise its discretion in setting compensation amounts or awards and is not bound by the use of any formula or recommendations of Mr. Bergman nor of any consultant. In its discretion, the Compensation Committee approved the recommendations as submitted and approximately half of all employees received stock option grants. Our named executive officers participated in this May 15, 2009 grant and their individual amounts were as follows:

Name	Current Position	2009 Options Granted
Judson Bergman	Chief Executive Officer	15,000
William Crager	President	12,000
Peter D’Arrigo	Chief Financial Officer	6,000
Charles Tennant	Chief Operating Officer	6,000
Scott Grinis	Chief Technology Officer	6,000

We also made a grant to Mr. Tennant in April 2009 of 8,230 shares with an exercise price of $7.85 per share. Mr. Tennant was awarded this stock option grant effective April 8, 2009 because he did not receive a grant in 2008.

We have decided to replace the yearly annual stock option grant that was otherwise planned for May 2010, with a grant that will occur upon the closing of this offering. At that time, we will grant stock options to virtually all of our employees. On February 2, 2010, the Compensation Committee approved, and the full board subsequently authorized, the creation of a stock option pool for that purpose representing 6.0% of our then outstanding number of fully-diluted shares. The larger than typical size will serve two purposes. First, it will replace the annual grant which would have otherwise been authorized in 2010. And second, it would close the equity compensation gaps between executives and employees and the competitive median that were identified by McLagan.

Our Chief Executive Officer, with the help of his management team, developed a distribution plan for the 1.9 million stock options, representing the entire pool, that included nearly all of our employees. For our named executive officers, the Chief Executive Officer reviewed McLagan’s recommendations regarding total compensation and the component parts of total compensation in light of his subjective review of each executive’s individual performance since the 2009 grant and recommended a distribution amount for each executive officer to the Compensation Committee. For all other employees, the distribution amounts were based on the Chief Executive Officer’s subjective review of individual performance since the 2009 grant, as well as the Chief Executive Officer’s subjective assessment of the need to retain key employees. The distribution amounts were submitted to the Compensation Committee for its consideration and approval. As noted above, the Compensation Committee has final authority to exercise its discretion in setting compensation amounts or awards. In its discretion, the Compensation Committee approved the recommendations as submitted. The exercise price for these options will be equal to the public offering price in this offering. Our named executive officers will participate in this grant and their individual amounts will be as follows:

Name	Number of Shares Underlying Option Grant
Judson Bergman	376,000
William Crager	164,000
Peter D’Arrigo	86,000
Charles Tennant	86,000
Scott Grinis	56,000

Supplemental Benefits

We provide the following benefits to our executives on the same basis as provided to all of our employees:

•	Health, dental and vision insurance;

•	Life insurance;

•	Medical and dependent care flexible spending account;

•	Short- and long-term disability, accidental death and dismemberment; and

•	A 401(k) plan, with company match.

We believe these benefits are consistent with companies with which we compete for talent. Other than certain parking privileges to certain of our executive officers, we provide no perquisites to any of our employees, including our named executive officers.

Recoupment of earned awards

We do not currently have a formal policy requiring a fixed course of action with respect to compensation adjustments following later restatements of financial results. Under those circumstances, the Board of Directors or the Compensation Committee would evaluate whether compensation adjustments were appropriate, or required under applicable law such as the Sarbanes-Oxley Act of 2002, based on the facts and circumstances relating to the restatement.

Regulatory limitations

Under section 162(m) of the Internal Revenue Code (“section 162(m)”), after we become a publicly traded company and subject to a phase-in schedule, we may be unable to deduct as compensation expense amounts in excess of $1 million paid in any one year to any named executive officer, other than our Chief Financial Officer. Certain performance-based compensation approved by stockholders may not be subject to this limitation. As we are not currently a publicly traded company, our Board of Directors has not previously taken the deductibility limitation imposed by section 162(m) into consideration in making compensation decisions. We expect that following this offering, we will generally consider whether a form of compensation will be deductible under section 162(m) in determining executive compensation, though other factors will also be considered. However, we may authorize compensation payments that do not comply with the exemptions under section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

2009 Summary Compensation Table

The following table contains compensation information for our Chief Executive Officer, our Chief Financial Officer, and the three other most highly compensated executive officers. We refer to these individuals as our “named executive officers” in other parts of this prospectus. The information included in this table reflects compensation earned by our named executive officers for services rendered to us in 2009.

Name and Principal Position	Salary	Bonus (1)	Option Awards (2)	All Other Compensation (3)	Total
Judson Bergman Chief Executive Officer	$287,501	$145,000	$44,220	$4,900	$481,621

William Crager President	287,501	15,000	35,376	119,886	457,763

Peter D’Arrigo Chief Financial Officer	263,543	200,000	17,688	4,900	486,131

Charles Tennant Chief Operating Officer	246,077	60,000	39,860	4,818	350,755

Scott Grinis Chief Technology Officer	215,626	60,000	17,688	4,900	298,214

(1)	For each person other than Mr. D’Arrigo, amounts disclosed in the Bonus column relate to amounts earned in 2009 under our Profit Sharing Program. For Mr. D’Arrigo, the amounts disclosed reflect $200,000 earned as a bonus pursuant to terms of the offer letter agreed to when he commenced employment with us.
(2)	Amounts disclosed in the Option Awards column relate to grants of stock options in 2009. With respect to each stock option grant, the amounts disclosed reflect the full grant-date fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification topic 718. Our assumptions with regard to determining these values are set forth in note 3 to the 2009 Grants of Plan-Based Awards table.
(3)	For each person other than Mr. Crager, the amounts disclosed in the All Other Compensation column reflect matching contributions to the executive’s 401(k) account in 2009. For Mr. Crager, the amounts disclosed reflect $114,986 earned as commissions under our incentive compensation program and $4,900 as a matching contribution to his 401(k) account in 2009.

2009 Grants of Plan-Based Awards

The following table contains information concerning grants of plan-based awards made in 2009 to our named executive officers.

Name	Type of Award	Grant Date (1)	All Other Option Awards; Number of Securities Underlying Options	Exercise or Base Price of Option Awards (2)	Grant Date Fair Value of Stock and Option Awards (3)

Judson Bergman	Options	5/15/2009	15,000	$7.15	$44,220

William Crager	Options	5/15/2009	12,000	7.15	35,376

Peter D’Arrigo	Options	5/15/2009	6,000	7.15	17,688

Charles Tennant	Options	4/08/2009	8,230	7.85	22,172
		5/15/2009	6,000	7.15	17,688

Scott Grinis	Options	5/15/2009	6,000	7.15	17,688

(1)	Except where noted, all stock option grants were approved by the Compensation Committee and the Board of Directors on April 30, 2009. The grants were made on May 15, 2009, to coincide with our receipt of an independent valuation of the value of our common stock so that the exercise price of the stock options could be set equal to the valuation’s per share amount.
(2)	The exercise price is equal to the fair market value of our common stock on the date of grant as determined by a third-party, independent valuation.
(3)	The fair value of stock options granted was determined using the Black-Scholes model as of the grant date. The model assumes: (i) the stock option would be exercised 6 years after granted date, (ii) expected stock price volatility of 39.07%, (iii) a risk-free yield equal to the yield on US Treasury STRIPS, and (iv) our dividend yield (0%) would remain constant from grant date to exercise date.

Narrative to 2009 Summary Compensation Table and 2009 Grants of Plan-Based Awards Table

See “Compensation Discussion and Analysis” above for a complete description of compensation plans pursuant to which the amounts listed under the 2009 Summary Compensation Table and 2009 Grants of Plan-Based Awards Table were paid or awarded, and the criteria on which such payments were based. The Compensation Discussion and Analysis also describes certain grants of stock options to our named executive officers.

Except as otherwise noted, all option awards vest annually on the anniversary of the grant date where one third vests on the first anniversary, one third vests on the second anniversary and the remainder vests on the third anniversary.

2009 Outstanding Equity Awards at Fiscal Year-End

The following table lists all outstanding equity awards held by our named executive officers as of December 31, 2009.

	Option Awards (1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date
Judson Bergman	170,000	—	5.00	11/14/2015
	170,000	—	7.50	11/14/2015
	150,000	50,000	7.50	4/26/2017
	12,000	24,000	7.50	4/30/2018
	—	15,000	7.15	5/15/2019

William Crager	80,000	—	5.00	11/14/2015
	80,000	—	7.50	11/14/2015
	20,000	—	1.10	4/26/2017
	60,000	20,000	7.50	4/26/2017
	4,667	9,333	7.50	4/30/2018
	—	12,000	7.15	5/15/2019

Peter D’Arrigo	110,000	110,000	7.50	6/16/2018
	—	6,000	7.15	5/15/2019

Charles Tennant	165,000	55,000	7.50	9/04/2017
	2,743	5,487	7.85	4/08/2019
	—	6,000	7.15	5/15/2019

Scott Grinis	9,000	3,000	7.50	4/26/2017
	3,000	6,000	7.50	4/30/2018
	—	6,000	7.15	5/15/2019

(1)	Except as otherwise noted, vesting for stock option grants that expire on 11/14/2015, 4/26/2017 and 6/16/2018 occurs annually on the anniversary of the grant date where one fourth vests on the granted date, and one fourth vests on the anniversary of the grant date for the next three years. Vesting for stock option grants that expire on 4/30/2018 and 5/15/2019 occurs annually on the anniversary of the grant date where one third vests on the first anniversary, one third vests on the second anniversary and the remainder vests on the third anniversary. The 20,000 share grant to William Crager, which expires on 4/26/2017, vested immediately. The 8,230 share grant to Charles Tennant, which expires on 4/08/2019, vested one third on 4/30/2009 and the remaining shares vest one third each on 4/30/2010 and 4/30/2011.

2009 Option Exercises

There were no exercises of options to purchase our common stock by our named executive officers in 2009.

Nonqualified Deferred Compensation

We do not currently have a nonqualified deferred compensation plan. However, we intend to adopt such a plan in late 2010 or early 2011.

Employment and Change of Control Agreements

None of our named executive officers has an employment agreement or change of control agreement.

2004 Stock Incentive Plan

Purpose. The 2004 Stock Incentive Plan has been established by us to (i) attract and retain key employees, (ii) motivate participating individuals by means of appropriate incentives to achieve long-range goals, (iii) provide incentive compensation opportunities that are competitive with those of other similar corporations; and (iv) further align participants’ interests with those of our other stockholders through compensation that is based on our common stock; thereby promoting the long-term financial interest of our company, including the growth in value of our equity and enhancement of long-term stockholder return.

General. The 2004 Stock Incentive Plan was adopted by our Board of Directors in March 2004 and subsequently approved by our stockholders. It was amended in December 2004 and subsequently reapproved by stockholders. As of March 31, 2010, there are 1,831,646 options to purchase shares of our common stock remaining available for future issuance, and there are 3,354,412 options to purchase shares of our common stock outstanding under the 2004 Stock Incentive Plan. The outstanding options have exercise prices ranging from $1.10 to $13.45 per share. The weighted average exercise price of the options outstanding under the 2004 Stock Incentive Plan, as of March 31, 2010, was $6.85.

Participation. Subject to the terms and conditions of the 2004 Stock Incentive Plan, our Board of Directors shall determine and designate, from time to time, from among our employees and consultants to our company and our affiliates, those persons who will be granted one or more awards under the 2004 Stock Incentive Plan, and thereby become “participants” in the 2004 Stock Incentive Plan. In the discretion of the Board of Directors, and subject to the terms of the 2004 Stock Incentive Plan, a participant may be granted any award permitted under the provisions of the 2004 Stock Incentive Plan, and more than one award may be granted to a participant. Except as otherwise agreed by us and the participant, or except as otherwise provided in the 2004 Stock Incentive Plan, an award under the 2004 Stock Incentive Plan shall not affect any previous award under the 2004 Stock Incentive Plan or an award under any other plan maintained by us or our affiliates.

Administration. The authority to control and manage the operation and administration of the 2004 Stock Incentive Plan shall be vested in our Board of Directors; provided, however, our Board of Directors, in its sole discretion, may delegate all or any portion of its authority under the 2004 Stock Incentive Plan to a committee of the Board of Directors.

Definitions. The grant of an option entitles the participant to purchase shares of our common stock at a price fixed at the time the option is granted, subject to the terms of the 2004 Stock Incentive Plan. Options granted may be either incentive stock options or non-qualified stock options, as determined in the discretion of the Board of Directors. An “incentive stock option” is an option that is intended to satisfy the requirements applicable to an “incentive stock option” described in Section 422(b) of the Internal Revenue Code. A “nonqualified stock option” is an option that is not an incentive stock option. To the extent that an option intended to satisfy the requirements of Section 422(b) of the Internal Revenue Code does not satisfy such requirements, such option shall be treated as a nonqualified stock option.

Eligibility. Our Board of Directors shall designate the participants to whom options are to be granted and shall determine the number of shares of our common stock subject to each such option; provided, however, that incentive stock options may only be granted to officers or other employees (as defined in accordance with Section 3401(c) of the Internal Revenue Code) of our company or our affiliates.

Price. The determination and payment of the purchase price of a share of our common stock under each option granted shall be subject to the following:

(a) The purchase price shall be established by the Board of Directors and set forth in the applicable option agreement, provided that (i) in the case of an incentive stock option, the per share purchase price shall be no less than one hundred percent (100%) of the fair market value of a share of our common stock on the date of grant (or in the case of a grant to an employee (a “10% Owner”) who, at the time of the grant of such option, owns (or is treated as owning under Section 424 of the Code) stock representing more than ten percent

(10%) of the voting power of all of our classes of stock or any “parent corporation” or “subsidiary corporation” thereof within the meaning of Section 424(e) and 424(f), respectively, of the Internal Revenue Code, the per share purchase price shall be no less than one hundred ten percent (110%) of the fair market value of a share of our common stock on the date of grant); and (ii) in the case of a nonqualified stock option, the per share purchase price shall be no less than eighty-five percent (85%) of the fair market value of a share of our common stock on the date of grant.

(b) Subject to the following provisions, the full purchase price of each share of our common stock purchased upon the exercise of any option shall be paid at the time of such exercise (except that, in the case of a cashless exercise arrangement approved by our Board of Directors, payment may be made as soon as practicable after the exercise) and, as soon as practicable thereafter, the shares so purchased shall be delivered to the person entitled thereto.

(c) The purchase price shall be payable in cash, or, with the consent of our Board of Directors, in shares of our common stock (valued at fair market value as of the day of exercise), or any combination thereof. Our Board of Directors may require that any shares of our common stock tendered in payment of the purchase price have been held by the participant at least six months.

(d) A participant may elect to pay the purchase price upon the exercise of an option through a cashless exercise arrangement to the extent permitted by our Board of Directors and applicable law.

Exercise. Except as otherwise expressly provided in the 2004 Stock Incentive Plan, an option granted shall be exercisable in accordance with the following terms:

(a) The terms and conditions relating to exercise of an option shall be established by our Board of Directors, and may include, without limitation, conditions relating to completion of a specified period of service or achievement of performance standards prior to exercise of the option; provided, however, that except with respect to options granted to officers, directors or consultants, in no event shall an option granted hereunder become vested and exercisable at a rate of less than twenty percent (20%) per year over five (5) years from the date the option is granted, subject to reasonable conditions, such as continuing to be a service provider.

(b) No option may be exercised after the expiration date applicable to that option.

Expiration Date. The “expiration date” with respect to an option means the date established as the expiration date by our Board of Directors; provided, however, unless determined otherwise by our Board of Directors, the expiration date with respect to any option shall not be later than the earliest to occur of:

(a) the ten-year anniversary of the date on which the option is granted;

(b) if the participant’s date of termination occurs by reason of the participant’s death or disability, the date which is six (6) months after such date of termination;

(c) if the participant’s date of termination occurs by reason of cause, such date of termination; or

(d) if the participant’s date of termination occurs for reasons other than death, disability or cause, the day which is 30 days after such date of termination;

provided, however, that to the extent required by applicable securities laws, in the event of a participant’s termination of service for any reason other than cause, the option shall remain exercisable, to the extent exercisable on the date of termination, for a period of at least thirty (30) days following the date of termination (or six (6) months following the date of termination in the case of a termination due to the participant’s death or disability). Any portion of an option that is not vested on the participant’s date of termination shall be forfeited and may not thereafter be exercised.

Incentive Stock Options. The terms of any incentive stock options granted pursuant to the 2004 Stock Incentive Plan shall comply with the following additional provisions:

(a) An incentive stock option granted to a 10% Owner shall not be exercisable after the fifth anniversary of the date of grant.

(b) The aggregate fair market value (determined at the time the option is granted) of all shares of our common stock with respect to which incentive stock options are first exercisable by a participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Internal Revenue Code, or any successor provision. To the extent that incentive stock options are first exercisable by a participant in excess of such limitation, the excess shall be considered nonqualified stock options.

(c) The participant shall give us prompt notice of any disposition of shares of our common stock acquired upon the exercise of an incentive stock option within (i) two years after the date of grant of such incentive stock option or (ii) one year after the transfer of shares of our common stock to the participant.

(d) During a participant’s lifetime, an incentive stock option may be exercised only by the participant.

Restricted Stock and Unit Awards. Restricted stock is a grant of shares of our common stock, and a “restricted stock unit” is the grant of the right to receive shares of our common stock in the future, with such shares of our common stock, or right to future delivery, subject to a risk of forfeiture or other restrictions. The period beginning on the date of grant of restricted stock or restricted stock units and ending on the date of vesting of such restricted stock or restricted stock units, is referred to as the “restricted period.”

(a) The Board of Directors shall designate the participants to whom restricted stock or restricted stock units are to be granted, the number of shares of our common stock or units that are subject to each such award, subject to such restrictions, limitations and conditions as the Board of Directors, in its sole discretion, deems appropriate, and the purchase price to be paid for such restricted stock or restricted stock units, if any; provided, however, that to the extent required to comply with applicable securities laws, the purchase price shall not be less than the purchase price requirements set forth in Section 260.140.42 of Title 10 of the California Code of Regulations.

(b) During the restricted period with respect to an award of restricted stock, in addition to the other terms and conditions established by the Board of Directors, the following terms and conditions shall apply: (i) the shares of restricted stock may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the termination of the applicable restricted period. All rights with respect to the restricted stock granted to a participant under the 2004 Stock Incentive Plan shall be exercisable during his or her lifetime only by such participant; and (ii) the participant shall be treated as the owner of shares of restricted stock (but not restricted stock units) and shall have the right to vote such shares and shall be entitled to receive all dividends and other distributions paid with respect to the restricted stock. If any such dividends or distributions are paid in shares of our common stock or other property, such shares or property shall be subject to the same restrictions as the shares of restricted stock with respect to which they were paid.

(c) Except as otherwise provided in the 2004 Stock Incentive Plan or an award agreement, as soon as practicable after the end of the restricted period, we shall transfer to the participant one or more stock certificates for the appropriate number of shares of our common stock then vesting, which shall be free from all restrictions except as otherwise provided us in a stockholder or similar agreement. Restricted stock units for which the restricted period has ended may be paid in cash, shares of our common stock, or any combination thereof, as determined by the Board of Directors.

Transferability. Awards under the plan are not transferable except as designated by the participant by will or by the laws of descent and distribution; provided, however, the Board of Directors may permit a participant to transfer a nonqualified stock option or restricted stock award to the participant’s immediate family members or to a trust or partnership for the benefit of the participant or his or her immediate family members, subject to applicable law and such rules and limitations as the Board of Directors may establish. To the extent that a participant who receives an award under the plan has the right to exercise such award, the award may be exercised during the lifetime of the participant only by the participant.

Change of Control. The 2004 Stock Incentive Plan has a change in control provision described below.

In the event of any merger, consolidation, reorganization, recapitalization, spinoff, stock dividend, stock split, reverse stock split, exchange or other distribution with respect to shares of our common stock or other change in corporate structure or capitalization affecting our common stock, the type and number of shares of our common stock which are or may be subject to awards under the 2004 Stock Incentive Plan and the terms of any outstanding awards (including the number of shares of our common stock subject to the award and the price, if applicable, at which they may be purchased) shall be equitably adjusted by the Board of Directors, in its sole discretion, to preserve the value of the benefits awarded or to be awarded to participants under the 2004 Stock Incentive Plan; provided, however, in the event of a change in control, the Compensation Committee may equitably substitute awards with respect to the securities of the successor or surviving entity for awards under the 2004 Stock Incentive Plan or cancel outstanding awards, provided that notice of such cancellation is given to participants and participants shall either (i) have the right to exercise all awards prior to the change in control, or (ii) receive the cash equivalent value of such cancelled awards.

If a change in control occurs and a participant’s awards are not converted, assumed or replaced in a manner consistent with the previous paragraph by the surviving or successor entity or its parent or subsidiary in connection with such change in control, such awards shall become fully vested and exercisable, and all forfeiture restrictions on such awards shall lapse. Upon, or in anticipation of, a change in control, our Board of Directors may cause any and all awards outstanding under the 2004 Stock Incentive Plan to terminate at a specific time in the future and shall give each participant the right to exercise his or her outstanding awards during such period of time as our Board of Directors, in its sole discretion, shall determine. The Board of Directors shall have sole discretion to determine whether an award has been converted, assumed or replaced by the surviving or successor entity in connection with a change in control.

The change in control provision contained in our 2004 Stock Incentive Plan will not be triggered by this offering.

2010 Long-Term Incentive Plan

Our Board of Directors has adopted the 2010 Long-Term Incentive Plan, which will become effective upon the consummation of this offering. Following consummation of this offering, equity-based compensation awards will be made under the 2010 Long-Term Incentive Plan and there will be no new grants made under the 2004 Stock Incentive Plan.

Purpose. The 2010 Long-Term Incentive Plan has been established by us to (i) attract and retain key employees and other persons providing services to us and our affiliates, (ii) motivate 2010 Long-Term Incentive Plan participants by means of appropriate incentives to achieve long-range goals, (iii) provide incentive compensation opportunities that are competitive with those of other similar corporations and (iv) further align 2010 Long-Term Incentive Plan participants’ interests with those of our stockholders through compensation that is based on our common stock, and thereby to promote our and our affiliates’ long-term financial interests, including the growth in value of our equity and enhancement of long-term stockholder return.

Approval and Shares Reserved. The 2010 Long-Term Incentive Plan was adopted by our Board of Directors on June 22, 2010 and was submitted to our stockholders for approval, which we expect to receive prior to consummation of this offering. The shares with respect to which awards may be made under the 2010 Long-Term Incentive Plan are shares of our common stock currently authorized but unissued or, as permitted by applicable law, currently held or acquired by us as treasury shares, including shares purchased in the open market or in private transactions. At the discretion of the Committee (as defined below), an award under the 2010 Long-Term Incentive Plan may be settled in cash rather than shares of common stock.

The maximum number of shares of common stock that may be delivered under the 2010 Long-Term Incentive Plan is equal to the sum of (a) 2,700,000 shares, plus (b) the number of shares of common stock that are subject to outstanding awards under the 2004 Stock Incentive Plan which are forfeited, expire or are cancelled after the effective date of the initial public offering of our common stock without delivery of the shares or which result in the forfeiture of the shares of common stock back to us to the extent that such shares would have been added back to the share reserved under the 2004 Stock Incentive Plan. Any shares of common stock covered by an award under the 2010 Long-Term Incentive Plan that expires or is forfeited or terminated without issuance of shares of common stock (including shares that are attributable to awards that are settled in cash or used to satisfy the applicable tax withholding obligation) will again be available for awards under the 2010 Long-Term Incentive Plan. Shares of common stock that we issue in connection with awards that are assumed or substituted in connection with a merger, acquisition or other corporate transaction will not be counted against the number of shares of common stock that may be issued with respect to awards under the 2010 Long-Term Incentive Plan.

The following additional limits apply to awards under the 2010 Long-Term Incentive Plan: (i) no more than 2,700,000 shares of common stock may be subject to incentive stock options granted under the 2010 Long-Term Incentive Plan, (ii) the maximum number of shares of common stock that may be covered by stock options and stock appreciation rights granted to any one Participant (as defined below) in any one calendar year may not exceed 500,000 shares of common stocks, (iii) with respect to Full Value Awards that are intended to be performance-based compensation, the maximum number of shares of common stock that may be delivered pursuant to any such award granted to any one Participant during any calendar year, regardless of whether settlement of the award is to occur prior to, at the time of, or after the time of vesting, may not exceed 500,000 shares of common stock and (iv) in the case of cash incentive awards that are intended to be performance-based compensation, the maximum amount payable to any one Participant with respect to any performance period of twelve months (pro rated for performance periods of greater or lesser than 12 months) is $1,000,000. In the case of Full Value Awards and cash incentive awards that are intended to be performance-based compensation, if the award is denominated in shares but an equivalent amount of cash is delivered (or vice versa), the foregoing limitations will be applied based on the methodology used by the Committee to convert shares of common stock to cash (or vice versa). If delivery of cash or shares of common stock is deferred until after the cash or shares of common stock are earned, any adjustment in the amount delivered to reflect actual or deemed investment experience after the cash or shares of common stock are earned will be disregarded.

In the event of a corporate transaction involving us, the Committee shall adjust awards when an equitable adjustment is required to preserve the benefits or potential benefits of awards. The Committee may adjust awards in other situations (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares of common stock). Action by the Committee may include: (A) adjustment of the number and kind of shares which may be delivered under the 2010 Long-Term Incentive Plan (including adjustments to the individual limitations described above), (B) adjustment of the number and kind of shares subject to outstanding awards, (C) adjustment of the exercise price of outstanding stock options and stock appreciation rights and (D) any other adjustments that the Committee determines to be equitable, which may include, without limitation, (i) replacement of awards with other awards which the Committee determines have comparable value and which are based on stock of a company resulting from the transaction and (ii) cancellation of the award in return for cash payment of the current value of the award, determined as though the award is fully vested at the time of payment, provided that in the case of a stock option or stock appreciation right, the amount of such payment may be the excess of the value of the shares of common stock subject to the stock option or stock appreciation right at the time of the transaction over the exercise price.

Administration. The authority to control and manage the operation and administration of the 2010 Long-Term Incentive Plan shall be vested in a committee (the “Committee”) of two or more directors (or a greater number if required for compliance with certain securities laws) who are independent for purposes of applicable stock exchange listing requirements. If an award is intended to constitute performance-based compensation (as described below), including stock options and stock appreciation rights, the Committee will consist solely of two or more non-employee directors within the meaning of section 162(m) of the Internal Revenue Code and applicable regulations. In the case of awards to non-employee directors, the Committee is our Board of Directors (the “Board”). The Board may, in its discretion, take any action under the 2010 Long-Term Incentive Plan that would otherwise be the responsibility of the Committee. Subject to stock exchange rules and applicable law, the Committee may delegate all or any portion of its responsibilities or powers under the 2010 Long-Term Incentive Plan to persons selected by it. We have designated the Compensation Committee of the Board to control and manage the operation and administration of the 2010 Long-Term Incentive Plan.

Eligibility. All of our employees and directors, all employees and directors of our related companies and service providers to us and our related companies are eligible to receive awards under the 2010 Long-Term Incentive Plan and thereby become “Participants” in the 2010 Long-Term Incentive Plan, except that incentive stock options can be awarded only to our employees and employees of certain of our related companies. A company is a “related company” if it is one of our subsidiaries in which we own (directly or indirectly) a controlling interest and any other business venture that is designated by the Committee in which we have (directly or indirectly) a significant interest. The Committee selects who will receive awards, the types of awards to be granted and the applicable terms, conditions, performance criteria, restrictions and other provisions of such awards.

Types of Awards. The 2010 Long-Term Incentive Plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, Full Value Awards, and cash incentive awards.

Stock Options. The Committee may grant incentive stock options or nonqualified stock options to purchase shares of common stock, at an exercise price that is no less than the fair market value of a share of common stock on the date the stock option is granted. Incentive stock options may only be granted to our employees and employees of certain related companies. Except for reductions approved by our stockholders or adjustment for business combinations, the exercise price of a stock option may not be decreased after the date of grant nor may a stock option be surrendered to us as consideration for the grant of a replacement stock option with a lower exercise price. Stock options will be exercisable in accordance with the terms established by the Committee provided that no stock option granted to an employee will be exercisable prior to the first anniversary of the grant date (subject to acceleration of exercisability and vesting, to the extent permitted by the Committee, in the event of the Participant’s death, disability, involuntary termination, or in connection with a change in control (as defined below)). The full purchase price of each shares of common stock purchased upon the exercise of any stock option must be paid at the time of exercise of the stock option (except if the exercise price is payable through the use of cash equivalents, the exercise price may be paid as soon as practicable after exercise). Subject to applicable law, the purchase price of a stock option may be payable in cash or cash equivalents, shares of common stock (valued at fair market value as of the day of exercise), or a combination thereof. The Committee, in its discretion, may impose such conditions, restrictions, and contingencies on the shares of common stock acquired pursuant to the exercise of a stock option as the Committee determines to be desirable. Except as provided by the Committee at the time of grant, a stock option will expire on the earliest to occur of the following (a) the tenth anniversary of the grant date, (b) the six month anniversary after the Participant’s employment or service terminates for death or disability (as defined in the 2010 Long-Term Incentive Plan), (c) the three-month anniversary after the Participant’s employment or service terminates other than for death, disability or cause (as defined in the 2010 Long-Term Incentive Plan) or (d) the date the Participant’s employment or service terminates for cause.

Stock Appreciation Rights. A stock appreciation right entitles the Participant to receive the amount (in cash or shares of common stock) by which the fair market value of a specified number of shares of common stock on the exercise date exceeds an exercise price established by the Committee, which exercise price may not be less than the fair market value of the shares of common stock at the time the stock appreciation right is granted. The Committee may grant a stock appreciation right independent of or in tandem with any stock option grant. The exercise price of a tandem stock option and stock appreciation right will be the same and the exercise of one will cancel the other. Generally, a stock appreciation right will be exercisable in accordance with the terms established by the Committee provided that no stock appreciation right granted to an employee will be exercisable prior to the first anniversary of the grant date (subject to acceleration of exercisability and vesting, to the extent permitted by the Committee, in the event of the Participant’s death, disability, involuntary termination or in connection with a change in control). The Committee, in its discretion, may impose such conditions, restrictions, and contingencies on shares of common stock acquired pursuant to the exercise of a stock appreciation right as the Committee determines to be desirable. The expiration date of a stock appreciation right is subject to the same provisions as a stock option, as discussed above.

Full Value Awards. A Full Value Award is the grant of one or more shares of common stock or a right to receive one or more shares of common stock in the future, subject to one or more of the following as determined by the Committee:

•	The Committee may grant Full Value Awards in consideration of a Participant’s previously performed services or in return for the Participant surrendering other compensation that may be due.

•	The Committee may grant Full Value Awards that are contingent on the achievement of performance or other objectives during a specified period.

•

The Committee may grant Full Value Awards subject to a risk of forfeiture or other restrictions that lapse upon the achievement of one or more goals relating to completion of service by the Participant, or the achievement of performance or other objectives.

Any Full Value Awards will be subject to such other conditions, restrictions and contingencies as the Committee determines. If a Full Value Award is made to an employee and the employee’s right to vesting of this Full Value Award is conditioned on the completion of a specified period of service with us or our related companies, without achievement of performance measures (as described below) or other performance objectives being required as a condition of vesting, and without it being granted in lieu of other compensation, then the required period of service for full vesting will not be less than three years (subject, to the extent provided by the Committee, to pro rated vesting over the course of such three-year period and to accelerated vesting in the event of the Participant’s death, disability or involuntary termination or a change in control).

Cash Incentive Awards. A cash incentive award is the grant of a right to receive a payment of cash (or, in the discretion of the Committee, shares of common stock having an equivalent value to the cash otherwise payable) that is contingent on achievement of performance objectives over a period established by the Committee. The grant of cash incentive awards may also be subject to such other conditions, restrictions and contingencies as determined by the Committee.

Change in Control. In the event that (a) a Participant’s employment or service, as applicable, is terminated by us, our successor or one of our related companies that is the Participant’s employer for reasons other than cause (as defined in the 2010 Long-Term Incentive Plan) within 24 months following a change in control (as defined in the 2010 Long-Term Incentive Plan) or (b) the 2010 Long-Term Incentive Plan is terminated by us or our successor following a change in control without provision for the continuation of outstanding awards under the 2010 Long-Term Incentive Plan, all stock options and related awards which have not otherwise expired will become immediately exercisable and all other awards will become fully vested.

Transferability. Awards under the 2010 Long-Term Incentive Plan are not transferable except as designated by the Participant by will or by laws of descent and distribution or, to the extent provided by the Committee, pursuant to a qualified domestic relations order or to or for the benefit of the Participant’s family (including, without limitation, to a trust or partnership for the benefit of a Participant’s family).

Withholding. All awards and other payments under the 2010 Long-Term Incentive Plan are subject to withholding of all applicable taxes. With the consent of the Committee, withholding obligations may be satisfied with previously-owned shares of common stock or shares of common stock to which the Participant is otherwise entitled under the 2010 Long-Term Incentive Plan. Shares that have been held less than six months may only be used to satisfy minimum withholding requirements.

Amendment and Termination. The Board may, at any time, amend or terminate the 2010 Long-Term Incentive Plan, and the Board or the Committee may amend any award, provided that no amendment or termination may adversely affect the rights of any Participant without the Participant’s written consent. Adjustments to the 2010 Long-Term Incentive Plan and awards on account of business transactions (as described above) are not subject to the foregoing prohibition. The provisions of the 2010 Long-Term Incentive Plan that prohibit repricing of stock options and stock appreciation rights cannot be amended unless the amendment is approved by our stockholders. The 2010 Long-Term Incentive Plan also permits the Board to amend the 2010 Long-Term Incentive Plan and any awards that are subject to section 409A of the Internal Revenue Code (relating to nonqualified deferred compensation) as it deems necessary to conform to section 409A.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of June 30, 2010 about the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	the selling stockholders.

Unless otherwise noted below, the address of each beneficial owner listed below is c/o Envestnet, Inc., 35 E. Wacker Dr., Suite 2400, Chicago, Illinois 60601.

We have determined beneficial ownership in accordance with the rules of the SEC, assuming the transactions described under “Summary—The Offering and Related Transactions” and this offering are consummated on July 31, 2010. Except as indicated by the footnotes below, the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

	Beneficial Ownership of Shares Before the Offering			Beneficial Ownership of Shares after the Offering
Name and Address of Beneficial Owner	Number	Percent	Number of Shares Offered	Number	Percent
5% Stockholders
The EnvestNet Group, Inc. (1)	10,680,000	40.9%
Entities associated with GRP Partners (2)	7,588,886	29.2%
Entities associated with Foundation Capital III, L.P. (3)	2,459,397	9.5%
Entities associated with Apex Investment Fund IV, L.P. (4)	1,873,086	7.2%
Edgewater Private Equity Fund III, L.P. (5)	1,849,826	7.1%
PMG-NG Direct Investment Fund, L.P. (6)	1,351,117	5.2%

Directors
Judson Bergman (7)	1,264,088	4.8%
Ross Chapin (8)	1,144,182	4.4%
Gates Hawn	128,000	*
James Johnson (4)	1,873,086	7.2%
Paul Koontz (3)	2,459,397	9.5%
Yves Sisteron (9)	2,515,521	9.7%

Executive Officers
William Crager (10)	512,748	2.0%
Peter D’Arrigo (11)	167,000	*
Scott Grinis (12)	355,897	1.4%
Charles Tennant (13)	227,487	*
All Directors and Executive Officers as a Group (14)	11,129,781	40.6%

	Beneficial Ownership of Shares Before the Offering			Beneficial Ownership of Shares after the Offering
Name and Address of Beneficial Owner	Number	Percent	Number of Shares Offered	Number	Percent
Selling Stockholders
5950 LLC (15)	17,821	*
Bill Kirsch	1,043	*
CLL Global Research Foundation (16)	17,821	*
CVF, LLC (17)	185,177	*
Entities associated with Cross Atlantic Capital Partners (18)	468,933	1.8%
George W. Connell (19)	413,921	1.6%
James Lumberg (16)	107,691	*
James Star (16)	8,735	*
Jerome Contro (16)	17,204	*
Katherine A. Lehman (16)	11,738	*
Larry A. Smith (16)	9,027	*
Linda A. Bercher (16)	57,471	*
LMS Capital (Bermuda) Ltd.	402,388	1.5%
M. Kathleen Behrens (16)	8,939	*
Michael W. Lehman (16)	9,390	*
Mike Apker (20)	334,037	1.3%
Mohan Ananda	50,884	*
Paul H. Stephens & Eleanor M. Stephens TTEES U/T/A DTD 7/6/98 (21)	9,551	*
Richard D. Hughes (22)	63,067	*
SJC Capital, LLC (23)	64,504	*
Steven J. Alley (16)	18,055	*
Suresh Capital Partners, LLC (24)	26,721	*
Suresh Kolachalam	93,424	*
Tammy Crown (16)	2,679	*
Tania Neild (16)	23,476	*
The Mary B. Miller Trust (25)	28,171	*
The Wallace Family Trust (26)	8,206	*
Vighneswara Mokkarala (27)	277,230	1.1%
Vincent DeGiaimo	64,000	*
WP Private Equity Opportunity Fund, L.P. (28)	297,351	1.1%

*	Represents beneficial ownership of less than 1%.

(1)	Effective upon the consummation of this offering, The EnvestNet Group, Inc. will merge with and into our company, with our company being the surviving entity. In connection with the merger, each common and preferred shareholder of The EnvestNet Group, Inc. (each such shareholder an “EnvestNet Group Shareholder”) will receive shares of our common stock in exchange for their The EnvestNet Group, Inc. preferred and common shares. Pursuant to the merger agreement, certain EnvestNet Group Shareholders are entitled to elect to have some or all of the shares of our common stock that they are entitled to receive in the merger sold by The EnvestNet Group, Inc. in this offering. If any EnvestNet Group Shareholders so elect to have shares of our common stock sold in this offering, upon consummation of this offering, The EnvestNet Group, Inc. would distribute to such EnvestNet Group Shareholders the net proceeds that correspond to the number of shares of our common stock that such EnvestNet Group Shareholder elected to have sold. Accordingly, upon consummation of the merger and this offering, The EnvestNet Group, Inc. will liquidate and distribute any such net proceeds to each applicable EnvestNet Group Shareholders based on the number of shares of our common stock sold in this offering on each such shareholder’s behalf, and any remaining The EnvestNet Group, Inc. assets would be distributed by The EnvestNet Group, Inc. pro rata to its shareholders.

The EnvestNet Group Shareholders, and the number of shares of our common stock indirectly held by such shareholders, is as follows: (i) 155,592 shares held by AOS Partners, L.P. (“AOS”), (ii) 71,795 shares held by GRPVC, L.P. (“GRPVC”), (iii) 20,212 shares held by GRP II Investors, L.P. (“GRP II Investors”), (iv) 5,053 shares held by GRP II Partners, L.P. (“GRP II Partners”), (v) 1,097,140 shares held by Apex Investment Fund IV, L.P. (“AIF IV”), (vi) 33,247 shares held by Apex Strategic Partners IV, LLC (“ASP IV”), (vii) 516,175 shares held by Apex Investment Fund V, L.P. (“AIF V”), (viii) 2,348 shares held by James Johnson, (ix) 1,693,126 shares held by Edgewater Private Equity Fund III, L.P., (x) 1,227,423 shares held by The PMG-NG Direct Investment Fund, L.P., (xi) 400,000 shares held by Judson Bergman, (xii) 1,072,182 shares held by The Tahoma Fund, L.L.C., (xiii) 101,415 shares held by William Crager and (xiv) 4,154,077 shares held by other stockholders.

(2)	Consists of (i) 5,073,365 shares held by AOS, which includes 155,592 shares indirectly held through its ownership interest in The EnvestNet Group, Inc., (ii) 1,780,657 shares held by GRPVC, which includes 71,795 shares indirectly held through its ownership interest in The EnvestNet Group, Inc., (iii) 501,489 shares held by GRP II Investors, which includes 20,212 shares indirectly held through its ownership interest in The EnvestNet Group, Inc. and (iv) 233,376 shares held by GRP II Partners, which includes 5,053 shares indirectly held through its ownership interest in The EnvestNet Group, Inc. Hique, Inc. is the general partner of AOS. GRPVC is the general partner of GRP II Partners. GRP Management Services Corporation (“GRPMS”) is the general partner of each of GRPVC and GRP II Investors. Steven Dietz, Brian McLoughlin and Mark Suster are members of the investment committee of AOS. Mr. Sisteron, together with Steven Dietz and Brian McLoughlin, is an officer of GRPMS. Mr. Sisteron, together with Hervé Defforey, Steven Dietz, Brian McLoughlin and Mark Suster, is a member of the investment committee of GRP II Partners. Pursuant to contractual arrangements, GRP II Investors has granted GRPMS the authority to vote and dispose of the shares held by it in the same manner as the investment committee votes or disposes of the shares held by GRP II Partners. While Mr. Sisteron may be deemed to possess indirect beneficial ownership of the shares owned by GRPVC, GRP II Partners and GRP II Investors, he does not have sole voting or investment power with respect to such shares and, as a result, disclaims beneficial ownership of any and all such shares. The principal business address of AOS Partners, L.P. (and related entities) is 2121 Avenue of the Stars, Suite 1630, Los Angeles, CA 90067.

(3)	Represents 1,217,527 shares held by Foundation Capital III, L.P. (“FC3”), 679,654 shares held by GRP Management Services Corp., trustee for Foundation Capital Leadership Fund, L.P. (“FCL”), 277,378 shares held by Foundation Capital III Principals, LLC (“FC3P”), 231,371 shares held by GRP Management Services Corp., trustee for FC3, 26,965 shares held by GRP Management Services Corp., trustee for FC3P, 18,124 shares held by GRP Management Services Corp., trustee for Foundation Capital Leadership Principals Fund, LLC (“FCLP”), 8,160 shares held by FCL, and 218 shares held by FCLP. Paul Koontz, one of our directors, is a Manager of Foundation Capital Management Co. III, LLC (“FC3M”), which serves as the sole general partner of FC3 and FC3P. FC3M exercises sole voting and investment power over the shares owned by FC3 and FC3P. As a Manager of FC3M, Mr. Koontz may be deemed to share voting and investment power over the shares owned by FC3 and FC3P. Mr. Koontz disclaims beneficial ownership of the reported securities, except to the extent of his pecuniary interest therein. Mr. Koontz is a Manager of FC Leadership Management Co., LLC (“FCLM”), which serves as the sole general partner of FCL and FCLP. FCLM exercises sole voting and investment power over the shares owned by FCL and FCLP. As a Manager of FCLM, Mr. Koontz may be deemed to share voting and investment power over the shares owned by FCL and FCLP. Mr. Koontz disclaims beneficial ownership of the reported securities, except to the extent of his pecuniary interest therein. The principal business address of Foundation Capital is 250 Middlefield Road, Menlo Park, CA 94025.

(4)	Represents (i) 1,122,900 shares held by Apex Investment Fund IV, L.P, (“AIF IV”), which includes 1,097,140 shares indirectly held through its ownership interest in The EnvestNet Group, Inc., (ii) 33,247 shares indirectly held by Apex Strategic Partners IV, LLC (“ASP IV”) through its ownership interest in The EnvestNet Group, Inc., (iii) 714,592 shares held by Apex Investment Fund V, L.P. (“AIF V”), which includes 516,175 shares indirectly held through its ownership interest in The EnvestNet Group, Inc. and (iv) 2,348 shares indirectly held by James Johnson through his ownership interest in The EnvestNet Group, Inc. Mr. Johnson, one of our directors, is a Managing Member of Apex Management IV, LLC, which is the sole general partner of AIF IV and the Manager of ASP IV. Mr. Johnson is also a Member of Apex Management V, LLC, the sole general partner of AIF V. Mr. Johnson shares voting and dispositive power over the securities held by these funds. Mr. Johnson disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interests therein. The principal business address of Apex Investment Fund IV, L.P. (and related entities) is 225 W. Washington Street, Suite 1500, Chicago, IL 60606.

(5)	Includes 1,693,126 shares indirectly held through its ownership interest in The EnvestNet Group, Inc. James Gordon has sole voting and dispositive power over shares held by the fund. The principal business address of Edgewater Private Equity Fund III, L.P. is 900 N. Michigan Avenue, Suite 1800, Chicago, IL 60611.

(6)

Includes 1,227,423 shares indirectly held through its ownership interest in The EnvestNet Group, Inc. The PMG Equity Investors, L.L.C. (“PMG GP”) is the sole general partner of PMG-NG Direct Investment Fund, L.P (“PMG Fund”), and the sole Manager of the Managing Member of the PMG GP is Siguler Guff Advisers, LLC. (“SG”). SG is controlled through the voting partners of its parent holding company (“Principals”): George W. Siguler, Andrew J. Guff, Donald P. Spencer and Ken Burns. SG and its Principals share voting and investment power over the shares held of record by PMG Fund. The address for PMG Fund and PMG GP is c/o Siguler Guff & Company, LP, 100 N. Riverside Plaza, Suite 2450, Chicago, IL 60606. The address for SG and its Principals is c/o Siguler Guff & Company, LP, 825 Third Avenue, 10th Floor, New York, NY 10022.

(7)	Includes 401,408 shares indirectly held through his ownership interest in The EnvestNet Group, Inc. and 569,000 shares subject to options exercisable within 60 days.

(8)	Includes 1,072,182 shares indirectly held through its ownership interest in The EnvestNet Group, Inc. Ross Chapin, one of our directors, is a Managing Member of Orca Bay Partners, L.L.C., which is the Managing Member of The Tahoma Fund, L.L.C. Mr. Chapin shares voting and dispositive power over the shares held by the fund with Mel Wheaton and Stanley McCammon. Messrs. Chapin, Wheaton and McCammon disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The principal business address of The Tahoma Fund, L.L.C. is 1301 First Avenue, Suite 201, Seattle, WA 98101.

(9)	Consists of (i) 1,780,657 shares of common stock held by GRPVC, (ii) 501,489 shares of common stock held by GRP II Investors and (iii) 233,376 shares of common stock held by GRP II Partners. GRPVC is the general partner of GRP II Partners. GRPMS is the general partner of each of GRPVC and GRP II Investors. Mr. Sisteron, together with Steven Dietz and Brian McLoughlin, is an officer of GRPMS. Mr. Sisteron, together with Hervé Defforey, Steven Dietz, Brian McLoughlin and Mark Suster, is a member of the investment committee of GRP II Partners. Pursuant to contractual arrangements, GRP II Investors has granted GRPMS the authority to vote and dispose of the shares held by it in the same manner as the investment committee votes or disposes of the shares held by GRP II Partners. While Mr. Sisteron may be deemed to possess indirect beneficial ownership of the shares owned by GRPVC, GRP II Partners and GRP II Investors, he does not have sole voting or investment power with respect to such shares and, as a result, disclaims beneficial ownership of any and all such shares.

(10)	Includes 105,415 shares indirectly held through his ownership interest in The EnvestNet Group, Inc. and 273,333 shares subject to options exercisable within 60 days.

(11)	Includes 167,000 shares subject to options exercisable within 60 days.

(12)	Includes 20,000 shares subject to options exercisable within 60 days.

(13)	Includes 227,487 shares subject to options exercisable within 60 days.

(14)	Includes 3,449,782 shares indirectly held through their ownership interest in The EnvestNet Group, Inc. and 1,435,819 shares subject to options exercisable within 60 days.

(15)	Represents (i) 16,412 shares indirectly held through its ownership interest in The EnvestNet Group, Inc. and (ii) 1,409 shares indirectly held by Charles A. Lowenhaupt through his ownership interest in The EnvestNet Group, Inc. Mr. Lowenhaupt is a managing member of 5950 LLC and has sole voting and dispositive power over shares held by 5950 LLC. The principal business address of 5950 LLC is 10 South Broadway, Suite 550, St. Louis, MO 63102.

(16)	Represents shares indirectly held through ownership interest in The EnvestNet Group, Inc.

(17)	Represents shares indirectly held through its ownership interest in The EnvestNet Group, Inc. CVF, LLC (“CVF”) is controlled through a majority vote of its Managers (“Managers”): Richard C. Goodman, A. Steven Crown, James S. Crown, William H. Crown, James A. Star and Richard H. Robb. The Managers have voting and investment power over the shares held of record by CVF. The principal business address for CVF is 222 North LaSalle Street, Suite 2000, Chicago, IL 60601.

(18)	Represents (i) 339,295 shares indirectly held by Keystone Venture VI, L.P. (“Keystone”) through its ownership interest in The EnvestNet Group, Inc. and (ii) 129,638 shares held by Novo Vita, L.P. (“Novo Vita”), which includes 113,158 shares indirectly held through its ownership interest in The EnvestNet Group, Inc. Donald R. Caldwell, President and CEO of Cross Atlantic Capital Partners, Inc., has sole voting and dispositive power over shares held by Keystone and Novo Vita. The principal business address of Cross Atlantic Capital Partners is 5 Radnor Corporate Center, Suite 555, Radnor, PA 19087.

(19)	Includes 389,163 shares indirectly held through his ownership interest in the EnvestNet Group, Inc.

(20)	Includes 9,333 shares subject to options exercisable within 60 days.

(21)	Represents shares indirectly held through its ownership interest in The EnvestNet Group, Inc. Paul H. Stephens and Eleanor M. Stephens are the sole trustees and have voting and dispositive power over shares held by the trust.

(22)	Includes 43,240 shares indirectly held through his ownership interest in The EnvestNet Group, Inc.

(23)	Represents shares indirectly held through its ownership interest in The EnvestNet Group, Inc. William Cvengros is the managing member and chief executive officer of SJC Capital, LLC. Mr. Cvengros has sole voting and dispositive power over shares held by SJC Capital, LLC.

(24)	Siva Suresh has sole voting and dispositive power over shares held by Suresh Capital Partners, LLC. The principal business address of Suresh Capital Partners, LLC is c/o MP&S, LLP, 622 Third Avenue, New York, NY 10017.

(25)	Represents shares indirectly held through its ownership interest in The EnvestNet Group, Inc. John Johanneson, trustee, has sole voting and dispositive power over shares held by the trust.

(26)	Represents shares indirectly held through its ownership interest in The EnvestNet Group, Inc. John L. Wallace and Carol A. Sweeney are the sole trustees and have voting and dispositive power over shares held by the trust.

(27)	Includes 11,333 shares subject to options exercisable within 60 days.

(28)	Includes 224,475 shares indirectly held through its ownership of The EnvestNet Group, Inc. Voting and dispositive power over shares held by WP Private Equity Opportunity Fund, L.P. is controlled by the fund’s investment committee, which includes Donald W. Phillips, Lloyd B. Thompson, Gregory S. Oberholtzer and Celia A. Chapman. The principal business address for WP Private Equity Opportunity Fund, L.P. is 155 N. Wacker Drive, Suite 4400, Chicago, IL 60606.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights

On March 22, 2004, we entered into a registration rights agreement with certain holders of our common stock, or the registration rights agreement, pursuant to which these holders of our common stock are entitled to demand registration rights, Form S-3 registration rights and piggyback registration rights with respect to the registration of their shares of our common stock under the Securities Act of 1933, as amended, or the Securities Act. We refer to shares of our common stock that are subject to the registration rights agreement as “registrable securities.” The following stockholders are party to the registration rights agreement: The EnvestNet Group, Inc., Siva Suresh, Karen McCue, Mohan Ananda, Suresh Kolachalam, S. Ramesh, Dr. C. Siva, GRP II, L.P., GRP II Partners, L.P., and GRP II Investors, L.P. and FMR Corp. Holders of our registrable securities are entitled to the registration rights described below.

Demand Registration Rights. The holders of 25,524,466 shares of registrable securities have rights, at their request, to have their shares registered for resale under the Securities Act. Holders of at least 50% of registrable securities may demand the registration of their shares on up to two occasions within any 12-month period if the gross proceeds from the registration of their shares would exceed $15,000,000.

Registration on Form S-3. In addition to the demand registration rights discussed above, holders of at least 20% of registrable securities may require that we register their shares of our common stock for public resale on Form S-3 or similar short-form registration statement if the gross proceeds from the registration of their shares of our common stock would exceed $5,000,000 and our company is eligible to use Form S-3.

Piggyback Registration Rights. The holders of 25,524,466 shares of registrable securities have rights to have their shares of our common stock registered for resale under the Securities Act if we register any of our securities, either for our own account or for the account of other stockholders, subject to the right of the underwriters involved in any such transaction to limit the number of shares of our common stock included in an underwritten offering.

All holders with registrable securities have agreed not to exercise their demand registration rights until 180 days following the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, UBS Securities LLC and Barclays Capital Inc.

In connection with this offering, our 41% stockholder, The EnvestNet Group, Inc., or the Envestnet Shareholder, will merge with and into our company, with our company being the surviving entity. See “—Transactions Related to the Offering”. Upon consummation of the merger of Envestnet Shareholder with and into our company, each stockholder of Envestnet Shareholder is entitled to become party to the registration rights agreement and to receive each of the registration rights described above. These stockholders include Yves Sisteron, Ross Chapin and James Johnson, each of whom is one of our directors and Judson Bergman, our Chairman and Chief Executive Officer and one of our directors.

Right to Appoint Board and Committee Members

On November 4, 2005, we entered into the third amended and restated stockholders agreement with certain of our stockholders. The agreement allocates the right to designate members of our Board of Directors among certain stockholders, our company and our Board of Directors. The following stockholders have the right to designate members of our Board of Directors:

•	The Envestnet Shareholder has the right to designate up to four of our directors;

•

The former stockholders of NetAssetManagement, Inc.: Siva Suresh, Karen McCue, Mohan Ananda, Suresh Kolachalam, S. Ramesh, Dr. C. Siva, GRP II, L.P., GRP II Partners, L.P. and GRP II Investors, L.P., each of whom, or their subsequent transferees, is currently our direct or indirect stockholder, collectively have the right to designate up to four of our directors;

•	Foundation Capital III, L.P. and Foundation Capital III Principals, LLC collectively have the right to designate one of our directors; and

•	FMR Corp. has the right to designate one of our directors.

All rights to designate members of our Board of Directors will terminate upon the closing of this offering. We are not a party to, and are not aware of, any voting agreements among our stockholders that will be in effect after the offering is completed.

Indemnification of Directors and Executive Officers

We have entered into or, concurrently with this offering, will enter into, agreements to indemnify our directors and certain of our officers in addition to the right to indemnification provided to such persons in our certificate of incorporation and bylaws. These agreements will, among other things, require us to indemnify these individuals to the fullest extent permitted under Delaware law, including for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by any such person as a director or officer of our company or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise if any such person serves in such capacity at our request. We also intend to enter into indemnification agreements with our future directors and executive officers.

Share Repurchases

In September and November 2008, we repurchased 588,000 shares of our common stock from certain of our employees, directors and stockholders for an aggregate purchase price of approximately $6.1 million. Judson Bergman, our Chairman and Chief Executive Officer and a director, received $828,000. William Crager, our President, was paid $434,700. Brandon Thomas, our Chief Investment Officer, received $250,470. Scott Grinis, our Chief Technology Officer, was paid $124,200.

In February 2009, we repurchased 25,600 shares of our common stock from certain of our employees and executive officers for an aggregate purchase price of approximately $248,000. Shelly O’Brien, our General Counsel, received $42,680.

In June 2010, in connection with the cashless exercise of 179,624 expiring stock options, we repurchased 135,827 shares of our common stock from certain of our former employees for an aggregate purchase price of approximately $1.6 million to fund the purchase price and tax obligations of such exercises, resulting in a net issuance of 43,797 shares. Siva Suresh, a former employee and director completed a cashless exercise, included in the above amounts, of 90,000 shares in which we repurchased 63,279 shares for a total of $753,015, resulting in a net issuance of 26,721 shares to Mr. Suresh.

Sales of Shares

In September 2008, in a private placement of our series C convertible preferred stock, we issued 90 units for the purchase price of $100,000 per unit, with each unit consisting of (i) 42.933 shares of our series C convertible preferred stock, $0.001 par value per share: and (ii) a detachable warrant to purchase 1,717 shares of our common stock.

Paul Koontz, one of our directors, is a managing member of the controlling entities of our stockholders Foundation Capital III, L.P. and Foundation Capital III Principals, LLC, or the Foundation Entities. In connection with our series C convertible preferred stock offering, the Foundation Entities purchased an aggregate of 8.785 units, consisting of 377.16 shares of our series C convertible preferred stock and a detachable warrant to purchase 15,085 shares of our common stock, for an aggregate purchase price of approximately $878,485.

James Johnson, one of our directors, is a member of the general partner of Apex Investment Fund IV, L.P. and Apex Investment Fund V, L.P., or the Apex Entities. In connection with our series C convertible preferred stock offering, the Apex Entities purchased an aggregate 5.524 units, consisting of 237.157 shares of our series C convertible preferred stock and a detachable warrant to purchase 9,486 shares of our common stock for an aggregate purchase price of approximately $552,388.

Yves Sisteron, one of our directors, is a managing partner and co-founder of the controlling entity of our stockholders GRP II, L.P., GRP II Partners, L.P., and GRP II Investors, L.P., or the GRP Entities. In connection with our series C convertible preferred stock offering, the GRP Entities purchased an aggregate of 23.435 Units, consisting of 1,006.105 shares of our series C convertible preferred stock and a detachable warrant to purchase 40,241 shares of our common stock for an aggregate purchase price of approximately $2,343,431.

Other Related Party Transactions

On May 17, 2006, we entered into a loan agreement with Judson Bergman, our Chairman and Chief Executive Officer and one of our directors, evidenced by a promissory note in the original principal amount of $200,000, with interest due at an annual rate of 4.85%. On September 19, 2008, Mr. Bergman made a payment on the promissory note in the amount of $100,000. On May 17, 2009 we reclassified $23,602 of the September 19, 2008 payment against accrued interest receivable. The loan agreement that we originally entered into with Mr. Bergman on May 17, 2006 was replaced in full by a new loan agreement that we entered into with Mr. Bergman on May 17, 2009, evidenced by a promissory note in the amount of $128,187, with interest due at an annual rate of 4.85%. On February 20, 2010, Mr. Bergman paid the promissory note dated May 17, 2009 with a total payment of $128,187 in principal and $4,752 in interest and the promissory note was cancelled.

Transactions Related to the Offering

In connection with this offering, the Envestnet Shareholder, our 41% shareholder, will merge with and into our company, with our company being the surviving entity. Pursuant to the merger, all of the Envestnet Shareholder’s outstanding preferred shares will convert into Envestnet Shareholder common shares and the Envestnet Shareholder will liquidate and distribute all of the shares of our common stock then held by the Envestnet Shareholder pro rata to the holders of its common shares. In addition, pursuant to their terms, each series of our outstanding preferred stock outstanding immediately prior to this offering will convert into shares of our common stock, effective upon the closing of this offering.

Procedures for Approval of Related Party Transactions

Currently, any related party transaction is submitted to our Board of Directors and is approved by a disinterested majority of our Board of Directors. Our Board of Directors has adopted a written related person transactions policy that will become effective upon consummation of this offering. This policy will apply to any transaction, arrangement or relationship, a Related Party Transaction, in which we (including any of its subsidiaries) were, are or will be a participant, and in which any director, officer, 5% or greater stockholder or certain other related persons or entities, each a Related Party, has a direct or indirect material interest. Under the policy, the Audit Committee will examine the following factors in determining whether to approve a Related Party Transaction: (i) the Related Party’s relationship to us and interest in the transaction; (ii) the impact on a director’s independence in the event the Related Party is a director, an immediately family member of a director or an entity in which a director is a partner, shareholder or executive officer; (iii) the material facts of the proposed Related Party Transaction, including the proposed aggregate value of such transaction or, in the case of indebtedness, the amount of principal that would be involved; (iv) the benefits to us of the proposed Related Party Transaction; (v) if applicable, the availability of other sources of comparable products or services; (vi) the terms of the proposed Related Party Transaction; and (vii) an assessment of whether the proposed Related Party Transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally. The Audit Committee will approve only those Related Party Transactions that are in, or are not inconsistent with, the best interests of our company and our stockholders, as the Audit Committee determines in good faith. The following types of transactions do not require approval or ratification under this policy: (i) transactions involving the purchase or sale of products or services in the ordinary course of business, not exceeding $120,000; (ii) transactions in which the Related Person’s interest derives solely from his or her service as a director of another corporation or organization that is a party to the transaction; (iii) transactions in which the Related Person’s interest derives solely from his or her ownership of less than 10% of the equity interest in another person (other than a general partnership interest) which is a party to the transaction; (iv) transactions in which the Related Person’s interest derives solely from his or her service as a director, trustee or officer (or similar position) of a not-for-profit organization or charity that receives donations from us, which donations are made in accordance with our matching program that is available on the same terms to all employees; (v) compensation arrangements of any executive officer that have been approved by the compensation committee of our board of directors and (vi) director compensation arrangements that have been approved by our board of directors.

The terms of the transactions and agreements discussed above under “Certain Relationships and Related Party Transactions” were comparable to terms that we could have obtained in arms-length transactions with unaffiliated third parties.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, we will be authorized to issue              shares of common stock, par value $0.005 per share, and             shares of undesignated preferred stock. The following is a summary description of the material terms of our capital stock. Our bylaws and our amended and restated certificate of incorporation, to be effective after the closing of this offering, provide further information about our capital stock.

Common Stock

As of June 30, 2010, there were 26,089,617 shares of common stock outstanding on an as-converted basis held by approximately 251 stockholders of record. After giving effect to the sale to the public of the shares of common stock offered in this prospectus, there will be              shares of common stock outstanding or              if the underwriters exercise their over-allotment option in full.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders, including elections of directors. No holder of common stock may cumulate votes in voting for our directors. Subject to the rights of any holders of any outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, that the Board of Directors may from time to time declare out of funds legally available. See “Dividend Policy”. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding.

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued in connection with this offering will be fully paid and non-assessable.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

The board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series. The issuance of preferred stock may delay, impede or prevent the completion of a merger, tender offer or other takeover attempt of our company without further action of our stockholders, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders may receive a premium for their stock over its then current market price. At present, we have no plans to issue any preferred stock following this offering.

Registration Rights

We have entered into agreements that provide some of our stockholders both demand registration rights and piggyback registration rights. See “Certain Relationships and Related Party Transactions—Registration Rights”.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Board of Directors

Our certificate of incorporation and bylaws to be effective on the closing of this offering provide:

•	That the Board of Directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

•	That directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the shares of our capital stock entitled to vote; and

•

That any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors, may only be filled by vote of a majority of the directors then in office.

These provisions could make it more difficult for a third party to acquire us or discourage a third party from acquiring us.

Stockholder Actions and Special Meetings

Our certificate of incorporation and bylaws also provide that:

•

Any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

•	Special meetings of the stockholders may only be called by the Chairman of the Board of Directors, our Chief Executive Officer, or by the Board of Directors.

Our bylaws provide that in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay stockholder actions which are favored by the holders of a majority of our outstanding voting securities until the next stockholders meeting. These provisions may also discourage another person or entity from making a tender offer for our common stock because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by written consent.

Consideration of Change of Control Transactions by our Board of Directors

Our certificate of incorporation empowers our Board of Directors, when considering a tender offer or merger or acquisition proposal, to take into account, in addition to potential economic benefits to stockholders, factors such as:

•	A comparison of the proposed consideration to be received by stockholders in relation to the then current market price of our capital stock; and

•	The impact of the transaction on our employees, suppliers and customers and its effect on the communities in which we operate.

Amendment

Delaware law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our certificate of incorporation. Our bylaws may be amended or repealed by a majority vote of the Board of Directors or the holders of at least 66 2/3% of the shares of our capital stock issued and outstanding and entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

Preferred Stock

The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These and other provisions may deter hostile takeovers or delay changes in control or management of our company.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	Prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

On or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•

Any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	The affiliates and associates of any such person.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC.

NYSE Listing

We have applied to have our common stock approved for listing on the NYSE under the symbol “ENV.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been any public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of equity securities.

Upon completion of this offering, we will have a total of             shares of common stock outstanding, or              if the underwriters exercise their over-allotment option in full, assuming no outstanding options or warrants are exercised after                     , 2010. Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be held or acquired by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining             shares of common stock outstanding will be deemed “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 promulgated under the Securities Act, summarized below.

Under the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares of our common stock will be available for sale in the public market as follows:

Maximum Number of Shares	Date
After the date of this prospectus

After 90 days from the date of this prospectus (subject, in some cases, to volume limitations and contractual vesting schedules)

After 180 days from the date of this prospectus (subject, in some cases, to volume limitations and contractual vesting schedules)

In addition, as of                     , 2010, options to purchase a total of             shares of our common stock are outstanding, of which             are vested and will be exercisable concurrently with this offering (without regard to the lock-up period described below).

Lock-up Agreements

We, our directors and officers and the holders of substantially all of our common stock and stock options have agreed that, subject to certain exceptions described under “Underwriting”, for a period of 180 days after the date of this prospectus, we and they will not:

•

offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into a transaction which would have the same effect; or

•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock,

without the prior written consent of Morgan Stanley & Co. Incorporated, UBS Securities LLC and Barclays Capital Inc.

Further, in the event that (1) during the last 17 days of the 180-day “lock-up” period we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 180-day “lock-up” period we announce that we will release earnings results during the 16-day period beginning on the last day of such “lock-up” period, then in either case such “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, unless Morgan Stanley & Co. Incorporated, UBS Securities LLC and Barclays Capital Inc. waive, in writing, such extension.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, who beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, or approximately shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 701

Shares of our common stock issued in reliance on Rule 701, such as those shares acquired upon exercise of options granted under our stock plans or other compensatory arrangements, are also restricted and, beginning 90 days after the date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding requirement.

Options

Shortly after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register for resale all shares of common stock issued or issuable under our 2004 Stock Incentive Plan and not otherwise freely transferable. Accordingly, shares covered by that registration statement will be eligible for sale in the public markets, unless options relating to shares of our common stock are subject to vesting restrictions.

Registration Rights

Following this offering and, in some cases, the expiration of the lock-up period described above, the holders of shares of our outstanding common stock will have demand registration rights with respect to their shares of common stock that will enable them to require us to register their shares of common stock under the Securities Act, and they will also have rights to participate in any of our future registrations of securities by us. See “Certain Relationships and Related Party Transactions—Registration Rights” for more information regarding these registration rights.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS

Except as described in “—Foreign Account Tax Compliance” below, this discussion is limited to the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a non-U.S. holder. When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that, for U.S. federal income tax purposes, is other than:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (including for this purpose any other entity, either organized within or without the United States, treated as a partnership for U.S. federal income tax purposes) holds the shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also generally are subject to special U.S. tax documentation requirements. If you are a partnership considering the purchase of our common stock, we urge you to consult your own tax advisors regarding the tax treatment to you and the persons treated as your partners arising from your purchase, ownership, and disposition of such common stock.

Special rules may apply to certain non-U.S. holders, such as “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This discussion does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction, nor does it discuss special tax provisions which may apply to you if you relinquished United States citizenship or residence. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This discussion is limited to non-U.S. holders who hold shares of common stock as capital assets. If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

We currently do not intend to pay dividends with respect to our common stock. However, if we were to pay dividends with respect to our common stock, dividends paid to a non-U.S. holder, except as described below, would be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate (and the holder has furnished to us a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which it certifies, under penalties of perjury, its status as a non-United States person and its entitlement to the lower treaty rate with respect to such payments).

If dividends paid to a non-U.S. holder are “effectively connected” with such holder’s conduct of a trade or business within the United States, and, if certain treaties apply, are attributable to a permanent establishment that the non-U.S. holder maintains in the United States, we generally are not required to withhold tax from the dividends, provided that the non-U.S. holder has furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which it certifies, under penalties of perjury, its status as a non-United States person and its entitlement to this exemption from withholding. Instead, any such “effectively connected” dividends will be subject to U.S. federal income tax as if the non-U.S. holder were a U.S. resident. If the non-U.S. holder is a corporation, any such “effectively connected” dividends that it receives may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

A non-U.S. holder must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to common stock. In addition, if it is required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, it must also provide its tax identification number.

If a non-U.S. holder is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Non-U.S. holders generally will not be subject to United States federal income tax on gain that they recognize on a disposition of our common stock unless:

•	the holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•

such gain is effectively connected with the holder’s conduct of a trade or business within the United States and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the holder (and, in which case, if such holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	the holder is subject to the Internal Revenue Code provisions applicable to certain U.S. expatriates; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and, assuming that our common stock is deemed to be “regularly traded on an established securities market,” the holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock. We have not been, are not and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

If our common stock is owned or treated as owned by an individual who is a non-U.S. holder at the time of death, such stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder will generally be reported to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides.

Backup withholding and certain additional information reporting generally will not apply to payments of dividends with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established, provided that neither we nor the person who otherwise would be required to withhold U.S. federal income tax has actual knowledge or reason to know that the holder is, in fact, a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of the common stock by or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is, in fact, a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of the common stock by or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of the common stock by or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting, but not backup withholding, on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge or reason to know to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability provided such holder timely furnishes the required information to the IRS.

Foreign Account Tax Compliance

Congress recently enacted legislation that significantly changes the reporting requirements imposed on certain non-U.S. persons, including certain foreign financial institutions and investment funds. In general, a 30% withholding tax could be imposed on payments (including payments of dividends or gross proceeds from the sale or other disposition of our stock) made to any such non-U.S. person unless such non-U.S. person complies with certain reporting requirements regarding its direct and indirect U.S. shareholders and/or U.S. accountholders. Such withholding could apply to payments regardless of whether they are made to such non-U.S. person in its capacity as beneficial owner of our stock or in a capacity of holding our stock for the account of another. The scope and application of this legislation are unclear because regulations interpreting the legislation have not yet been promulgated. As a result, potential investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on an investment in our stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, UBS Securities LLC and Barclays Capital Inc. are acting as representatives and joint book-running managers, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Barclays Capital Inc.
William Blair & Company L.L.C.
RBC Capital Markets Corporation
Stifel, Nicolaus & Company, Incorporated
Sandler O’Neill & Partners, L.P.
Melvin Securities, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

The underwriters have an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock from us at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are set forth assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us and the selling stockholders, exclusive of the underwriting discounts and commissions, are approximately $             and $            , respectively.

None of the underwriters intends to sell to accounts over which it exercises discretionary authority.

We have applied to list our common stock on the New York Stock Exchange under the trading symbol “ENV”.

Without the prior written consent of Morgan Stanley & Co. Incorporated, UBS Securities LLC, and Barclays Capital Inc., we will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or shall be voluntarily made;

•	the issuance by us of shares of common stock in an amount up to % of our outstanding shares in connection with a merger, acquisition or other transaction; or

•	the issuance by us of shares of common stock pursuant to any pre-existing contractual obligation identified in the registration statement.

Our directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, UBS Securities LLC and Barclays Capital Inc., they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated, UBS Securities LLC and Barclays Capital Inc., it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, other than in connection with this offering.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•

transactions by any such person relating to shares of common stock or other securities acquired in open market transactions after completion of this offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transactions;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or shall be voluntarily made;

•

transfers or distributions by any such person of shares of common stock or any security convertible into common stock (A) (i) as a bona fide gift or charitable contribution or (ii) to limited partners or stockholders of the transferor or distributor and (B) transfers of shares of common stock to family members of, and other persons sharing a household with, the transferor in connection with personal estate planning matters; provided that in the case of (A) and (B) above each donee, distributee or transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period; or

•

transfers of shares of common stock to the company in connection with the cashless exercise of options that would otherwise expire, other than a “broker-assisted” cashless exercise; provided that, any shares of common stock received in connection with the cashless exercise of options shall be subject to the restrictions contained in the preceding paragraph.

The 180-day restricted period described in this section, as applicable to us, our directors and officers, and the holders of our outstanding stock and stock options, will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved five percent of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to officers, employees, business associates and related persons of Envestnet, Inc. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of directed shares.

Relationships

One or more of the underwriters and/or their affiliates may in the future perform investment banking and advisory services for us from time to time for which they expect to receive customary fees and expense reimbursement.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of our common stock to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as set forth in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of our common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each Manager has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of shares of the common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of the common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters in connection with the sale of the shares of common stock offered hereby will be passed upon for us by Mayer Brown LLP, Chicago, Illinois. The underwriters have been represented by Davis Polk  & Wardwell LLP, New York, New York.

EXPERTS

The audited consolidated financial statements as of December 31, 2008 and December 31, 2009, and for the years ended December 31, 2007, 2008 and 2009 appearing in this prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement, and the exhibits and schedules to the registration statement, at the public reference room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information regarding the public reference room. You may also obtain copies of all or part of the registration statement by mail from the Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information about issuers, including Envestnet, that file electronically with the Commission. The address of that site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and we will file reports, proxy statements and other information with the Securities and Exchange Commission.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Envestnet, Inc.

The accompanying consolidated financial statements give effect to a 5:1 reverse stock split of the common stock of Envestnet, Inc. which will take place immediately prior to the effectiveness of the registration statement. The following report is in the form which will be furnished by McGladrey & Pullen, LLP, an independent registered public accounting firm, upon completion of the 5:1 reverse split of the common stock of Envestnet, Inc. described in Note 20 to the consolidated financial statements assuming that from March 25, 2010 to the date of such completion no other material events have occurred that would affect the consolidated financial statements or the required disclosures therein.

/s/ McGladrey & Pullen, LLP

Chicago, Illinois

June 30, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Envestnet, Inc.

We have audited the accompanying consolidated balance sheets of Envestnet, Inc. (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 19 to the accompanying consolidated financial statements, the Company has restated its consolidated financial statements as of and for the years ended December 31, 2007 and 2008.

Chicago, Illinois

March 25, 2010

(                 , 2010 as to Note 20)

Envestnet, Inc.

Consolidated Balance Sheets

(In thousands, except share information)

	December 31,
	2008	2009

Assets
Current assets:
Cash and cash equivalents	$28,445	$31,525
Fees receivable, net of allowance for doubtful accounts of $0 and $76, respectively	4,538	5,800
Deferred tax assets—current	105	134
Notes receivable—current, net of allowance of $0 and $103, respectively	—	714
Prepaid expenses and other current assets	1,279	1,427

Total current assets	34,367	39,600

Notes receivable including affiliate and officer, net of allowance of $0 and $206, respectively	842	2,322
Property and equipment, net	4,310	8,560
Internally developed software, net	4,025	3,887
Intangible assets, net	3,308	2,238
Goodwill	1,023	1,023
Deferred tax assets	16,593	14,992
Other non-current assets	7,783	2,436

Total assets	$72,251	$75,058

Liabilities and Stockholders’ Equity
Current liabilities:
Accrued expenses	$10,384	$10,422
Accounts payable	2,367	1,892
Deferred revenue	211	24

Total current liabilities	12,962	12,338

Deferred rent and lease incentive liability	299	3,999
Other non-current liabilities	407	475

Total liabilities	13,668	16,812

Commitments and contingencies (see note 15)

Stockholders’ equity
Preferred stock (total liquidation preference of $81,779 as of December 31, 2008 and 2009; no liquidation preference pro forma)	—	—
Common stock, par value $0.005, 60,000,000 shares authorized as of December 31, 2008 and 2009; 13,521,276 and 13,524,276 shares issued as of December 31, 2008 and 2009, respectively; 12,933,276 and 12,910,676 outstanding as of December 31, 2008 and 2009, respectively	68	68
Additional paid-in capital	106,110	106,893
Accumulated deficit	(41,509)	(42,381)
Treasury stock at cost, 588,000 and 613,600 shares, respectively	(6,086)	(6,334)

Total stockholders’ equity	58,583	58,246

Total liabilities and stockholders’ equity	$72,251	$75,058

See accompanying notes to Audited Consolidated Financial Statements.

Envestnet, Inc.

Consolidated Statements of Operations

(In thousands, except share and per share information)

	Year ended December 31,
	2007	2008	2009
Revenues:
Assets under management or administration	$71,442	$71,738	$56,857
Licensing and professional services	10,027	20,104	21,067

Total revenues	81,469	91,842	77,924

Operating expenses:
Cost of revenues	34,541	34,604	24,624
Compensation and benefits	23,250	28,452	28,763
General and administration	12,135	15,500	15,726
Depreciation and amortization	2,914	3,538	4,499

Total operating expenses	72,840	82,094	73,612

Income from operations	8,629	9,748	4,312

Other income (expense):
Interest income	1,159	816	221
Unrealized gain (loss) on investments	—	(21)	19
Impairment of investments	—	(680)	(3,608)

Total other income (expense)	1,159	115	(3,368)

Income before income tax provision (benefit)	9,788	9,863	944

Income tax provision (benefit)	(14,150)	4,608	1,816

Net income (loss)	23,938	5,255	(872)
Less preferred stock dividends	—	(203)	(720)
Less net income allocated to participating convertible preferred stock (restated-note 19)	(11,358)	(2,406)	—

Net income (loss) attributable to common stockholders (restated-note 19)	$12,580	$2,646	$(1,592)

Net income (loss) per share attributable to common stockholders:
Basic (restated-note 19)	$0.95	$0.20	$(0.12)

Diluted	$0.95	$0.19	$(0.12)

Weighted average common shares outstanding:
Basic (restated-note 19)	13,213,503	13,354,845	12,910,998

Diluted	13,213,503	13,675,013	12,910,998

Pro forma net loss per share (unaudited):
Basic			$(0.03)

Diluted			$(0.03)

Pro forma weighted average common shares outstanding (unaudited):
Basic			25,613,632

Diluted			25,613,632

See accompanying notes to Audited Consolidated Financial Statements.

Envestnet, Inc.

Consolidated Statements of Stockholders’ Equity

(In thousands, except share information)

	Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2006	72,779	$—	12,803,204	$64	—	$—	$96,074	$(70,579)	$25,559
Exercise of stock options		—	703,772	4	—	—	753	—	757
Stock-based compensation	—	—	—	—	—	—	21	—	21
Cumulative effect of adoption of uncertain tax positions						—		(123)	(123)
Net income	—	—	—	—	—	—	—	23,938	23,938

Balance, December 31, 2007	72,779	—	13,506,976	68	—	—	96,848	(46,764)	50,152
Issuance of Series C, less legal expenses incurred of $213	3,864	—	—	—	—	—	8,787	—	8,787
Exercise of stock options	—	—	14,300	—	—	—	17	—	17
Stock-based compensation	—	—	—	—	—	—	458	—	458
Purchase of treasury stock (at cost)	—	—	—	—	(588,000)	(6,086)	—	—	(6,086)
Net income	—	—	—	—	—	—	—	5,255	5,255

Balance, December 31, 2008	76,643	—	13,521,276	68	(588,000)	(6,086)	106,110	(41,509)	58,583
Exercise of stock options	—	—	3,000	—	—	—	3	—	3
Stock-based compensation	—	—	—	—	—	—	780	—	780
Purchase of treasury stock (at cost)	—	—	—		(25,600)	(248)	—	—	(248)
Net loss	—	—	—	—	—	—	—	(872)	(872)

Balance, December 31, 2009	76,643	$—	13,524,276	$68	(613,600)	$(6,334)	$106,893	$(42,381)	$58,246

See accompanying notes to Audited Consolidated Financial Statements.

Envestnet, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2007	2008	2009
OPERATING ACTIVITIES:
Net income (loss)	$23,938	$5,255	$(872)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,914	3,538	4,517
Amortization of deferred rent and lease incentive	76	143	544
Provision for doubtful accounts	—	—	385
Unrealized (gain) loss on investments	—	21	(19)
Impairment of investments	—	680	3,608
Deferred income taxes	(14,544)	3,679	1,572
Stock-based compensation	21	458	780
Changes in operating assets and liabilities:
(Increase) decrease in fees receivable	50	(796)	(1,338)
(Increase) decrease in prepaid expenses and other current assets	158	(552)	(148)
(Increase) decrease in other non-current assets	(274)	2,403	(108)
Increase (decrease) in accrued expenses	2,829	(2,014)	38
Increase (decrease) in accounts payable	(189)	151	(475)
Increase (decrease) in deferred revenue	(215)	33	(187)
Increase in other non-current liabilities	104	179	68

Net cash provided by operating activities	14,868	13,178	8,365

INVESTING ACTIVITIES:
Purchase of property and equipment	(1,534)	(3,336)	(3,078)
Capitalization of internally developed software	(1,947)	(1,652)	(1,306)
Increase in note receivable	(258)	(64)	(54)
Investments in non-marketable securities	—	(7,654)	(812)
Proceeds from investments	—	—	210

Net cash (used in) investing activities	(3,739)	(12,706)	(5,040)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock	757	17	3
Purchase of treasury stock	—	(6,086)	(248)
Net proceeds from issuance of preferred stock	—	8,787	—

Net cash provided by (used in) financing activities	757	2,718	(245)

INCREASE IN CASH AND CASH EQUIVALENTS	11,886	3,190	3,080

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,369	25,255	28,445

CASH AND CASH EQUIVALENTS, END OF YEAR	$25,255	$28,445	$31,525

Supplemental disclosure of cash flow information—cash paid during the year for:
Income taxes	$174	$1,125	$240

Supplemental disclosure of non-cash investing and financing activities:
Adjustment of acquired goodwill	5,848	—	—
Purchase of non-marketable securities	—	—	275
Leasehold improvements funded by lease incentive	—	74	3,156
Exercise of redemption rights into note receivable	—	—	2,450

See accompanying notes to Audited Consolidated Financial Statements.

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements

(In thousands, except share and per share amounts)

1. Organization and Description of Business

Envestnet, Inc. (“Envestnet”) and its subsidiaries (collectively, the “Company”) provides open-architecture wealth management services and technology to independent financial advisors and financial institutions. These services and related technology are provided via the Company’s Unified Wealth Management Platform and its Portfolio Management Consultants group. The Company’s headquarters are in Chicago. Principal offices are located in New York, Denver, Los Angeles, Sunnyvale, California and Trivandrum, India.

The Company’s Unified Wealth Management Platform is a suite of integrated, internet-based technology applications and related services that provide portfolio diagnostics, proposal generation, investment model management, rebalancing and trading, portfolio performance reporting and monitoring solutions, billing, and back-office and middle-office operations and administration.

The Company’s investment consulting group, Portfolio Management Consultants, provides investment manager due diligence and research, a full spectrum of investment offerings supported by both proprietary and third-party research, and overlay portfolio management services.

Through these platform and service offerings, the Company provides open-architecture support for a wide range of investment products (separately managed accounts, multi-manager accounts, mutual funds, exchange-traded funds, stock baskets, alternative investments, and other fee-based investment solutions) from Portfolio Management Consultants and other leading investment providers via multiple custodians, and also account administration and reporting services.

Envestnet operates three registered investment advisor firms (“RIAs”) and a registered broker-dealer. The RIAs are registered with the Securities and Exchange Commission (“SEC”). The broker-dealer is registered with the SEC, all 50 states and the District of Columbia and is a member of the Financial Industry Regulatory Authority (“FINRA”).

2. Summary of Significant Accounting Policies

In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standard Codification (the “Codification”) as the single source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the United States Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification did not have a material impact on the Company’s audited consolidated financial statements upon adoption.

Principles of Consolidation—The audited consolidated financial statements include the accounts of Envestnet and its wholly-owned subsidiaries: Oberon Financial Technology, Inc. (“Oberon”); NetAssetManagement, Inc. (“NAM”); Envestnet Asset Management, Inc.; Sigma Asset Management, LLC; PMC International, Inc. and its wholly-owned subsidiaries Portfolio Management Consultants, Inc. and Portfolio Brokerage Services, Inc. (“PBS”). All significant intercompany transactions and balances have been eliminated in consolidation. Accounts denominated in a non-U.S. currency have been re-measured using the U.S. dollar as the functional currency.

Management Estimates—Management of the Company has made certain estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these audited consolidated financial statements in conformity with GAAP. Significant areas requiring

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

the use of management estimates relate to estimating uncollectible receivables, the costs capitalized for internally developed software, valuations and assumptions used for impairment testing of goodwill, intangible and other long-lived assets, fair value of stock and stock options issued, realization of deferred tax assets and valuation and other assumptions used to allocate purchase prices in business combinations.

Revenue Recognition—The Company recognizes revenue from services related to asset management and administration, licensing and professional services fees.

•

Asset management and administration fees—The Company derives revenues from fees charged as a percentage of the assets that are managed or administered on its technology platform by financial advisors, financial institutions, and their clients (collectively “customers”) and for services the Company provides to its customers. Such services include investment manager due diligence and research, portfolio diagnostics, proposal generation, investment model management, rebalancing and trading, portfolio performance reporting and monitoring solutions, billing, and back office and middle-office operations and administration. Investment decisions for assets under management or administration are made by our customers. The asset management and administration fees the Company earns are generally based upon a contractual percentage of assets managed or administered on our platform based on preceding quarter-end values. The contractual fee percentages vary based on the level and type of services the Company provides to its customers. Fees related to assets under management or administration increase or decrease based on values of existing customer accounts. The values are affected by inflows or outflows of customer funds and market fluctuations.

•

Licensing and professional services fees—The Company derives licensing fees from recurring contractual fixed fee contracts with larger financial institutions or enterprise clients. Licensing contracts allow the customer to provide a unique configuration of platform features and investment solutions for their advisers. The licensing fees vary based on the type of services provided and our revenues received under license agreements are recognized over the contractual term.

The Company’s license agreements do not generally provide its customers the ability to take possession of its software or host the software on its own systems or through a hosting arrangement with an unrelated party. However, in a certain instance, a customer has the ability to take possession of the software, and accordingly, the Company considers this circumstance as a multiple-element arrangement. As a multiple element arrangement, the Company is required to determine whether there is vendor specific objective evidence (“VSOE”) of the various elements, including the software license and service components. The Company has not established VSOE of fair value for the separate components, and accordingly, recognizes revenue from these arrangements at such time as all elements of the arrangement have been delivered.

Additionally, the Company derives professional service fees from providing contractual customized service platform software development. Generally, revenue is recognized under the percentage-of-completion method as permitted by U.S. GAAP. Under the percentage-of-completion method, the Company recognizes revenue based upon the number of hours incurred as a percentage of total estimated hours as stated in the contract.

Substantially all of the Company’s revenues are based on contractual arrangements. Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an agreement exists, the fee is fixed or determinable, and collectability is reasonably assured. Cash received by the Company in advance of the performance of services is deferred and recognized as revenue when earned. Certain portions of the Company’s revenues require management’s consideration of the nature of the client relationship in determining whether to recognize as revenue the gross amount billed or net amount retained after payments are made to providers for certain services related to the product or service offering.

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

The two main factors the Company uses to determine whether to record revenue on a gross or net basis in accordance with Accounting Standards Codification (“ASC”) Subtopic 605-45 is based on whether:

•	the Company has a direct contract with the third party provider; and

•	the Company has discretion in establishing fees paid by the customer and fees due to the third party service provider.

When customer fees include charges for third party service providers where the Company has a direct contract with such third party service providers gross revenue recognized by the Company equals the fee paid by customer. The cost of revenues recognized by the Company is the amount due to the third party provider.

In instances where the Company does not have a direct contract with the third party service provider, the Company does not recognize any revenue or expense. The fees that are collected from the customer by the Company and are remitted to the third party service provider are considered pass through amounts and accordingly are not a component of revenue or cost of revenues.

Cost of Revenues—Cost of revenues primarily include expenses related to sub-advisory and clearing, custody and brokerage services where the Company has a direct contract with a third party provider. Generally, these expenses are calculated based upon a contractual percentage of the market value of assets held in customer accounts measured as of the end of each quarter and are recognized ratably throughout the quarter based on the number of days in the quarter.

Allowance for Doubtful Accounts—The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible fee receivables. Customer-specific information is considered related to delinquent accounts, past lost experience and current economic conditions in establishing the amount of the allowance.

Segments—The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis. Accordingly, the Company has determined that it has a single reporting segment and operating unit structure.

Fair Value of Financial Instruments—The carrying amounts of financial instruments, net of any allowances, including cash equivalents, fees receivable, notes receivable, accounts payable and accrued expenses are considered to be reasonable estimates of their fair values due to their short-term nature.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts at financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC). The Company monitors such credit risk and has not experienced any losses related to such risk.

Investments—Investments are recorded at cost and reviewed for impairment. Investments are included in “Other non-current assets” on the consolidated balance sheets and consist of non-marketable investments in privately held companies as well as other alternative investments. The Company reviews these investments on a regular basis to evaluate the carrying amount and economic viability of these investments. This policy includes, but is not limited to, reviewing each of the investee’s cash position, financing needs, earnings/revenue outlook, operational performance, management/ownership changes and competition. The evaluation process is based on information that the Company requests from these investees. This information is not subject to the same disclosure regulations as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and accuracy of the data received from these investees.

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

The Company’s investments are assessed for impairment when a review of the investees operations indicates that there exists a decline in value of the investment and the decline is other than temporary. Such indicators include, but are not limited to, limited capital resources, limited prospects of receiving additional financing, and prospects for liquidity of the related securities. Impaired investments are written down to estimated fair value. The Company estimates fair value using a variety of valuation methodologies, including comparing the investee with publicly traded companies in similar lines of business, applying valuation multiples to estimated future operating results and estimated discounted future cash flows.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method based on estimated useful lives of the depreciable assets. Leasehold improvements are amortized on the straight-line basis over their estimated economic useful lives or the remaining lease term, whichever is shorter. Improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Assets are tested for recoverability whenever events or circumstances indicate the carrying value may not be recoverable.

Customer Inducements—Payments made to customers as an inducement are capitalized and amortized against revenue on a straight-line basis over the term of the agreement. The Company capitalized $0 and $300 during the years ended December 31, 2008 and 2009, respectively. Amortization expense totaled $0, $0 and $18 during the years ended December 31, 2007, 2008 and 2009, respectively. The net book value of capitalized inducement payments as of December 31, 2008 and 2009 was $0 and $282, respectively.

Internally Developed Software—Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Maintenance and training costs are expensed as incurred. Internally developed software is amortized on a straight-line basis over its estimated useful life. Management evaluates the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments of internally developed software during the years ended December 31, 2007, 2008 and 2009.

Goodwill and Intangible Assets—Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is evaluated for impairment on an annual basis as of December 31, each year using a two-step process that is performed at least annually or whenever events or circumstances indicate that impairment may have occurred. The first step is a comparison of the fair value of an internal reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step is unnecessary. If the carrying value of the reporting unit exceeds its fair value, a second test is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to a determination of the implied fair value of the goodwill. If the carrying amount of the goodwill is greater than the implied value, an impairment loss is recognized for the difference. The implied value of the goodwill is determined as of the test date by performing a purchase price allocation, as if the reporting unit had just been acquired, using currently estimated fair values of the individual assets and liabilities of the reporting unit, together with an estimate of the fair value of the reporting unit taken as a whole. The estimate of the fair value of the reporting unit is based upon information available regarding prices of similar groups of assets, or other valuation techniques including present value techniques based upon estimates of future cash flow. There was no impairment charge recorded in 2007, 2008 or 2009.

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

Intangible assets are recorded at cost less accumulated amortization. Intangible assets are reviewed for possible impairment whenever events or changed circumstances may affect the underlying basis of the net assets. Such reviews include an analysis of current results and take into consideration the undiscounted value of projected operating cash flows.

Long-Lived Assets—The Company regularly reviews the carrying amount of its property, equipment and intangible assets to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. If indications of impairment exist, projected future undiscounted cash flows associated with the asset are compared to the carrying amount to determine whether the asset’s value is recoverable. If the carrying value of the asset exceeds such projected undiscounted cash flows, the asset will be written down to its estimated fair value. No impairment charges have been recorded for the years ended December 31, 2007, 2008 and 2009.

Leases—In certain circumstances, the Company enters into leases with free rent periods, rent escalations or lease incentives over the term of the lease. In such cases, we calculate the total payments over the term of the lease and record them ratably as rent expense over that term.

Income Taxes—The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

During the year ended December 31, 2007, the Company determined there was sufficient positive evidence to support a significant decrease in the Company’s valuation allowance. As a result, the Company reversed its valuation allowance and recognized its deferred tax asset. The Company’s financial statements for 2007 reflect an increase in assets on its consolidated balance sheet, a decrease in goodwill relating to the recognition of acquired deferred tax assets that were offset by a valuation allowance in purchase accounting and a tax benefit to the Company’s consolidated statements of operations.

Effective January 1, 2007, the Company adopted authoritative guidance that established how uncertain tax positions should be recognized, measured, disclosed and presented in the audited consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax benefits recognized in the audited consolidated financial statements from tax positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Advertising Costs—The Company expenses all advertising costs as incurred and they are classified within general and administration expenses. Advertising costs totaled approximately $466, $1,071 and $1,021 for the years ended December 31, 2007, 2008 and 2009, respectively.

Stock-Based Compensation—Compensation cost relating to stock-based awards made to employees and directors is recognized in the audited consolidated financial statements using a fair value method. Non-qualified awards are issued under the Company’s stock-based compensation plan. The Company measures for the cost of such awards based on the estimated fair value of the award measured at the grant date.

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

Determining the fair value of stock options requires the Company to make several estimates, including the volatility of its stock price, the expected life of the option, dividend yield and interest rates. As of December 31, 2009 the Company was not a publicly traded company. Accordingly, the Company has limited historical information on the price of its stock as well as employees’ stock option exercise behavior. Because of this limitation, the Company cannot rely on its historical experience alone to develop assumptions for stock price volatility and the expected life of its options. The Company estimated stock-price volatility with reference to a peer group of publicly traded companies. Determining the companies to include in this peer group involves judgment. The Company utilizes a risk-free interest rate, which is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the options. The Company has not and does not expect to pay dividends on its common shares.

The Company is required to estimate expected forfeitures of stock-based awards at the grant date and recognize compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions may impact the total amount of expense ultimately recognized over the vesting period. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances.

Recent Accounting Pronouncements

In May 2009, the FASB issued authoritative guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events, whether that evaluation date is the date of issuance or the date the financial statements were available to be issued, and alerts all users of financial statements that an entity has not evaluated subsequent events after that evaluation date in the financial statements being presented. The guidance is effective for financial statements issued for fiscals years and interim periods after June 15, 2009. The adoption of this guidance had no impact on the Company’s audited consolidated financial statements. In preparing these audited consolidated financial statements, the Company has evaluated subsequent events through the date that these audited consolidated financial statements were available to be issued, and during this period there were no material subsequent events that required disclosure other than as described in Note 20.

In October 2009, the FASB issued authoritative guidance that enables vendors to account for products or services sold to customers (deliverables) separately rather than as a combined unit, as was generally required by past guidance. The revised guidance provides for two significant changes to the existing multiple element revenue arrangement guidance. The first change relates to the determination of when individual deliverables included in a multiple element arrangement may be treated as separate units of accounting. The second change modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. This guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The guidance is required to be adopted in fiscal years beginning on or after June 15, 2010, but early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance, if any, on its audited consolidated financial statements.

In October 2009, the FASB issued authoritative guidance that changes the accounting model for revenue arrangements that include both tangible products and software elements so that tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in ASC Subtopic 985-605. In addition, this guidance requires hardware components of a tangible product containing software components always be excluded from the software revenue guidance. The guidance is required to be adopted in fiscal years

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

beginning on or after June 15, 2010, but early adoption is permitted. The Company currently is evaluating the impact of the adoption of this guidance, if any, on its audited consolidated financial statements.

Unaudited Pro Forma Information

The unaudited pro forma information as of December 31, 2009 reflects the conversion of all outstanding shares of preferred stock into shares of common stock as of that date, an event which would occur in the event of the closing of the Company’s proposed public offering on terms that result in the automatic conversion of the preferred stock and the payment of preferential dividends on the series C preferred stock. Unaudited pro forma net income attributable to common stockholders per share is computed using the weighted-average number of common shares outstanding, including the pro forma effect of the conversion of all preferred stock into shares of the Company’s common stock as if such conversion occurred at the beginning of the year (Note 14).

3. Property and Equipment

Property and equipment as of December, 31 consist of the following:

	Estimated Useful Life	2008	2009
Cost:
Office furniture and fixtures	5-7 years	$1,740	$1,912
Computer equipment and software	3 years	10,158	12,055
Other office equipment	5 years	656	657
Leasehold improvements	Shorter of the term of the lease or useful life of the asset	2,320	5,163

		14,874	19,787
Less accumulated depreciation and amortization		(10,564)	(11,227)

Property and equipment, net		$4,310	$8,560

Depreciation and amortization expense for the years ended December 31 was as follows:

	2007	2008	2009
Depreciation and amortization expense	$1,034	$1,296	$1,985

4. Internally Developed Software

Internally developed software as of December 31, consist of the following:

	Estimated Useful Life	2008	2009
Internally developed software	5 years	6,755	8,061
Less accumulated depreciation		(2,730)	(4,174)

Internally developed software, net		$4,025	$3,887

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

Depreciation expense for the years ended December 31 was as follows:

	2007	2008	2009
Depreciation expense	$810	$1,172	$1,444

5. Goodwill and Intangible Assets

Changes in the carrying amount of the Company’s goodwill for the years ended December 31, was as follows:

	2007	2008	2009
Beginning balance	$6,871	$1,023	$1,023
Adjustments to acquired goodwill	(5,848)	—	—

Ending balance	$1,023	$1,023	$1,023

The Company acquired $7,949 in identifiable intangible assets in connection with the acquisitions of NAM and Oberon, which are amortized over a seven- to eight-year period. Intangible assets as of December 31 consist of the following:

		2008			2009
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
NAM customer list	7 years	$4,305	$(2,819)	$1,486	$4,305	(3,434)	$871
Oberon customer list	8 years	3,644	(1,822)	1,822	3,644	(2,277)	1,367

Total intangible assets		$7,949	$(4,641)	$3,308	$7,949	$(5,711)	$2,238

Amortization expense for the years ended December 31 was as follows:

	2007	2008	2009
Amortization expense	$1,070	$1,070	$1,070

Future amortization expense of the identifiable intangible assets as of December 31, 2009, is expected to be as follows:

Years ending December 31:
2010	$1,070
2011	712
2012	456

$2,238

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

6. Notes Receivable

Notes receivable as of December 31 consist of the following:

	2008	2009
Affiliate	$742	$767
Officer	100	128
Private company (Note 7), net of allowance of $309 (including current portion of notes receivable of $714)	—	2,141

	$842	$3,036

In May 2004, the Company entered into a demand note with an affiliated entity of the Company. From time to time, the Company pays certain expenses on behalf of the affiliated entity. The demand note is unsecured and accrues interest at 6% per annum. For the years ended December 31, 2007, 2008 and 2009, interest income related to this note amounted to $22, $38, and $39, respectively.

In May 2006, the Company entered into a promissory note for $200 with an officer of the Company. The note is unsecured and matures at the earlier date of May 17, 2011 or 30 days prior to a securities filing of the Company’s shares. Interest is payable at the maturity date of the note and accrues at 4.85%, compounded annually. During 2008, the officer made a principal and interest payment totaling $100. For the years ended December 31, 2007, 2008 and 2009, interest income related to this note amounted to $10, $9 and $7, respectively.

7. Other Non-Current Assets

Other non-current assets as of December 31 consist of the following:

	2008	2009
Private company	$5,700	$—
Other private company	486	1,250
Fund of funds	715	145
Customer inducement costs, net	—	282
Deposits	572	384
Other	310	375

	$7,783	$2,436

In April 2008, the Company entered into an agreement to purchase 1,250,000 Preferred A Units of a private company for a total purchase price of $1,250 subject to the private company meeting certain milestone-based events. As of December 31, 2008 and 2009, the Company had funded $486 and $975 of the obligation. Included in accrued expenses as of December 31, 2009, is a liability of approximately $275 as a result of this private company meeting a milestone event in December 2009. The Preferred A Units are entitled to a preferred distribution at a cumulative rate of 8% per annum of unreturned capital contributions, as defined in the agreement.

In December 2008, the Company made an investment in a Fund of funds (“Fund”) for cash payments totaling approximately $1,391. The Fund was immediately dissolved and the direct investments in the underlying funds were assigned and recorded on the Company’s balance sheet. Due to liquidity concerns relating to the underlying funds, the Company estimated the fair value to be approximately $715 as of December 31, 2008 and

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

recorded an impairment charge of approximately $678. During the year ended December 31, 2009, the Company collected approximately $210 in proceeds from the liquidation of the funds. As of December 31, 2009, the Company estimated the fair value of the underlying funds to be approximately $145 and accordingly recorded an impairment charge of approximately $360.

In December 2008, the Company purchased 480,000 shares, which represented approximately 19.9% of a privately held company for $5,700. This investment was made in conjunction with an operating agreement to jointly develop and market data aggregation and reporting services. On a periodic basis, the Company reviews its investments to determine impairment and in conjunction with this review, the Company estimated the fair value to be zero and accordingly recognized an impairment loss of $3,250 for the year ended December 31, 2009. Additionally, under the terms of the purchase agreement, the Company had the right to redeem 175,000 shares at $14 per share for a total of $2,450 to be paid over a three-year period with annual payments of $816 beginning one year after the date of exercise. In December 2009, the Company exercised its redemption rights and accordingly recorded a note receivable in the amount of $2,450 (Note 6). In addition to the Company’s investment, they billed the private company for services rendered under the operating agreement in the amount of $603 for the year ended December 31, 2009.

At December 31, 2009, included in fees receivable and notes receivable is $527 and $2,141, respectively due from the private company, which is net of an allowance for doubtful accounts of $76 and $309, respectively.

8. Fair Value Measurements

Financial assets and liabilities recorded at fair value in the consolidated balance sheet are categorized based upon a fair value hierarchy established by U.S. GAAP, which prioritizes the inputs used to measure fair value into the following levels:

Level 1: Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or inputs that are observable and can be corroborated by observable market data.

Level 3: Inputs reflect management’s best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

Fair Value on a Recurring Basis:

The Company periodically invests excess cash in money-market funds not insured by the FDIC. The Company believes that the investments in money-market funds are on deposit with creditworthy financial institutions and that the funds are highly liquid. The fair values of the Company’s investments in money-market funds are based on the daily quoted market prices for the net asset value of the various money market funds. These money-market funds are considered Level 1 assets and totaled approximately $25,823 and $18,803 as of December 31, 2008 and 2009, respectively and are included in cash and cash equivalents in the consolidated balance sheet.

Investments in mutual funds are quoted based on the daily market prices, are considered Level 1 assets and totaled approximately $54 and $72 as of December 31, 2008 and 2009, respectively and are included in other non-current assets in the consolidated balance sheet.

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

Fair Value on a Non-Recurring Basis:

Non-marketable investments, which totaled $6,922 and $1,417 at December 31, 2008 and 2009, respectively, represent the Company’s investments in privately held companies and alternative investments. Non-marketable investments are priced at cost and reviewed for impairment due to an absence of market activity and market data and are considered Level 3 assets. These investments are included in other non-current assets in the consolidated balance sheet.

Goodwill and other intangible assets measured at fair value on a nonrecurring basis relate to intangible assets (customer lists) that were acquired in connection with acquisitions. Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is evaluated for impairment using a two-step process that is performed at least annually or whenever events or circumstances indicate that impairment may have occurred. Intangible assets are recorded at cost less accumulated amortization. Intangible assets are reviewed for possible impairment whenever events or changed circumstances may affect the underlying basis of the net assets. Goodwill and intangible assets are considered Level 3 assets and totaled approximately $4,331 and $3,261 as of December 31, 2008 and 2009, respectively.

9. Accrued Expenses

Accrued expenses as of December 31 consist of the following:

	2008	2009
Accrued investment manager fees	$6,490	$5,669
Accrued compensation and related taxes	2,707	3,221
Accrued professional services	333	782
Other accrued expenses	854	750

	$10,384	$10,422

10. Deferred Rent and Lease Incentive

Deferred rent and lease incentive as of December 31 consist of the following:

	2008	2009
Deferred lease incentive	$61	$2,992
Deferred rent	238	1,007

	$299	$3,999

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

11. Income Taxes

The components of the income tax provision (benefit) charged to operations as of December 31 are summarized as follows:

	2007	2008	2009
Current:
Federal	$—	$—	$—
State	107	515	176
Foreign	—	42	42

	107	557	218

Deferred:
Federal	(12,739)	3,425	1,500
State	(1,518)	626	98

	(14,257)	4,051	1,598

Total	$(14,150)	$4,608	$1,816

In 2007, management determined that $23,368 of deferred tax assets that had previously been offset by a valuation allowance would more-likely-than-not be realized in future periods. Management considers the scheduled reversal of deferred tax assets and liabilities, available net operating loss carry-forward periods, and projected future taxable income. In addition, this assessment considered the Company’s consistent profitability over the previous seven quarters. The valuation allowance decrease resulted in a $17,520 tax benefit and a reduction in goodwill of $5,848. The goodwill reduction is the result of acquired tax benefits from a prior period that were recognized in 2007.

Net deferred tax assets (liabilities) as of December 31 consist of the following:

	2008	2009
Current:
Deferred revenue	$84	$9
Prepaid expenses and accruals	21	125

Net current deferred tax assets	105	134

Non-Current:
Deferred rent	$58	$381
Net operating loss and tax credit carry-forwards	19,219	17,049
Amortization and depreciation	(1,952)	(2,848)
Other	388	2,927

Net long-term deferred tax assets	17,713	17,509

Net deferred tax asset (liability)	17,818	17,643
Less valuation allowance	(1,120)	(2,517)

	$16,698	$15,126

The valuation allowance for net deferred tax assets as of December 31, 2008 and 2009 was $1,120 and $2,517, respectively. The valuation allowance as of December 31, 2008 was related to Federal and state net operating losses of $1,120 primarily due to Section 382 limitations. The valuation allowance as of December 31, 2009 was related to

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

capital losses of $1,230 and Federal and state net operating losses of $1,287 primarily due to Section 382 limitations. In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some or all of the deferred tax assets will be realized.

The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which net operating losses and temporary differences are deductible. Management considers the scheduled reversal of deferred tax assets and liabilities (including the impact of available carry-back and carry-forward periods), projected taxable income, and tax-planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income before the expiration of the deferred tax assets governed by the tax code. Based on the level of taxable income and projections for future taxable income over the periods for which the net operating losses are available and deferred tax assets are deductible, management of the Company believes that it is more-likely-than-not that it will realize the benefits of the net operating losses and any other deferred tax assets. The amount of the deferred tax asset considered realizable however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

As of December 31, 2009, the Company has not provided for taxes on undistributed foreign earnings of $1,335 that it considers permanently reinvested.

The expected tax provision (benefit) calculated at the statutory federal rate differs from the actual provision (benefit) as of December 31 consist of the following:

	2007	2008	2009
Tax provision, at U.S. Federal statutory tax rate	$3,328	$3,354	$321
State income tax, net of Federal tax benefit	597	792	42
Effect of permanent items	57	71	51
Change in valuation allowance	(18,278)	—	1,396
Effect of change in rate	81	215	(78)
Uncertain tax positions	65	134	42
Foreign income taxes	—	42	42

Income tax provision (benefit)	$(14,150)	$4,608	$1,816

At December 31, 2009, the Company had net operating loss carry-forwards for federal income tax purposes of $40,935, which are available to offset future federal taxable income, if any, and expire as follows:

Years ending December 31:
2019	$3,373
2020	—
2021	—
2022	5,715
2023	13,747
2024	11,010
2025	6,813
2026	277

$40,935

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

Of the $40,935 in net operating losses listed above, due to Section 382 limitations, approximately $2,131 in net operating losses will not be utilized.

In addition, the Company has alternative minimum tax credit carry-forwards of approximately $609 which are available to reduce future federal regular income taxes, if any, over an indefinite period.

As a result of the adoption of authoritative guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements, the Company recognized a $123 increase in the non-current tax liability for unrecognized tax benefits and a corresponding increase to the January 1, 2007 balance of accumulated deficit.

A reconciliation of the beginning and ending amount of unrecognized tax benefit as of December 31 was as follows:

	2008	2009
Unrecognized tax benefits balance at beginning of year	$230	$407
Additions based on tax positions related to the current year	136	103
Additions based on tax positions related to the prior periods	41	15
Reductions for lapses of statute of limitations	—	(50)

Unrecognized tax benefits balance at end of year	$407	$475

At December 31, 2009, the amount of unrecognized tax benefits that would benefit the Company’s effective tax rate, if recognized, was $111.

The Company recognizes potential interest and penalties related to unrecognized tax benefits in income tax expense. The Company had accrued interest and penalties of $107 and $142 as of December 31, 2008 and 2009, respectively.

The Company files a consolidated federal income tax return and separate tax returns with various states. Additionally, a subsidiary of the Company files a tax return in a foreign jurisdiction. The Company’s tax returns for the fiscal years ended March 31, 2007, 2008 and 2009 and calendar year ended December 31, 2009 remain open to examination by the Internal Revenue Service in their entirety. They also remain open with respect to state taxing jurisdictions.

12. Stockholders’ Equity

Preferred Stock

The Company had the following $0.001 par value convertible preferred stock authorized, issued and outstanding as of December 31:

	Shares Authorized	Shares Issued and Outstanding	Amount	Aggregate Liquidation Preference
Series A Convertible Preferred Stock	66,000	65,649	$31,475	$65,649
Series B Convertible Preferred Stock	10,000	7,130	5,330	7,130
Series C Convertible Preferred Stock	5,000	3,864	8,787	9,000
Undesignated	119,000	—	—	—

Total	200,000	76,643	$45,592	$81,779

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

Conversion—Each share of preferred stock is convertible at any time after the date of issuance. The conversion price per share of Series A Convertible Preferred Stock (“Series A”) is $6.25 (equates to 160 common shares for each preferred share). The conversion price per share of Series B Convertible Preferred Stock (“Series B”) is $5.00 (equates to 200 common shares for each preferred share). The conversion price per share of Series C Convertible Preferred Stock (“Series C”) is $11.65 (equates to 200 common shares for each preferred share). The conversion price is subject to adjustment for certain dilutive issuances, splits and combinations.

The conversion prices are subject to adjustment from time to time. Each share of Series A, Series B and Series C (collectively “Series”) will be automatically converted into shares of common stock at the then-effective conversion price upon either (1) the closing of a firmly underwritten initial offering under which (A) the aggregate price to the public of common stock sold to the public by the Company is equal to at least $35,000 and (B) the price per share to the public of common stock represents a pre-money valuation of the Company which is equal to or greater than $175,000 or (2) the conversion of at least 80% of the originally issued shares of preferred stock of the same series.

Liquidation—In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, or any sale, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of the common stock, the holders of Series preferred stock are entitled to receive, for each outstanding share of Series preferred stock then held by holders of Series preferred stock, an amount equal to or the greater of (a) $1,000 for holders of Series A and Series B and $2,329 for holders of Series C or (b) the amount that a holder of Series preferred stock would be entitled to receive if the holder had converted the Series preferred stock into common stock immediately prior to a liquidation event.

Voting Rights—Each share of Series preferred stock entitles the holder to cast one vote for each vote that the holder would be entitled to cast had the holder converted its Series preferred stock into shares of common stock. The holder will have full voting rights and powers equal to holders of common stock is entitled to receive notice of any stockholders meetings and is entitled to vote with respect to any question upon which holders of common stock have the right to vote.

Dividends—The holders of the Series C are entitled to receive preferential dividends annually at a rate of 8% of the Series C original issue price (“Accruing Dividends”), accruing and cumulative from the date of issue, whether or not earned or declared. As of December 31, 2009, cumulative preferential dividends accrued but not yet declared approximates $923.

No dividends will be paid on any shares of common stock, Series A or Series B until the total amount of Accruing Dividends, if any, have been paid during that fiscal year and any prior year in which Accruing Dividends accumulated but remain unpaid. The holders of Series preferred stock are entitled to share in dividends, or other distribution declared and paid on the common stock pro rata, in accordance with the number of shares of common stock into which shares of Series preferred stock are then convertible pursuant to Conversion above.

Warrants

On March 24, 2005, in connection with the sale of Series B, the Company issued detachable warrants to holders of Series B to purchase 1,497 shares of Series B at a price of $1,000 per share. The warrants expire on March 24, 2010. As of December 31, 2009 the warrants are exercisable in whole.

On September 18, 2008, in connection with the sale of Series C, the Company issued detachable warrants to holders of Series C to purchase 154,548 shares of common stock at a price of $.05 per share. If the Company does not complete a qualified public offering or sale transaction (as defined in the agreement) by December 31, 2008,

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

then the warrant shall be exercisable for up to 50% of the shares of common stock subject to the warrant during the term commencing upon January 1, 2009 and ending March 24, 2010. If the Company does not complete a qualified public offering or sale transaction by December 31, 2009, then the warrant shall be exercisable in whole, or in part, during the term commencing upon January 1, 2010 and ending March 24, 2010. The warrants expire on March 24, 2010. As of December 31, 2009 the warrants are exercisable in whole.

13. Stock-Based Compensation

On December 31, 2004, the Company adopted a stock incentive plan (the “2004 Plan”). The 2004 Plan provides for the grant of options to employees, consultants, and non-employee directors to purchase common stock, which vest immediately over time and have a ten-year contractual term. To satisfy options granted under the 2004 Plan, the Company may make common stock available from authorized but unissued shares or shares held in treasury, if any, by the Company. The maximum number of shares of the Company’s common stock available for issuance under the 2004 Plan is 6,220,474. Stock options granted under the 2004 Plan may be either incentive stock options or non-qualified stock options, as defined in the 2004 Plan agreement. Stock options are granted with an exercise price no less than the fair-market-value price of the common stock at the date of the grant.

The 2004 Plan has a change in control provision whereby if a change in control occurs and the participant’s awards are not equitably adjusted, such awards shall become fully vested and exercisable and all forfeiture restrictions on such awards shall lapse. Based on the terms of the 2004 Plan, the Company’s proposed public offering will not trigger the change in control provision and will not result in any modifications to the outstanding equity awards under the 2004 Plan.

Employee stock-based compensation expense for the years ended December 31 was as follows:

	2007	2008	2009
Employee stock-based compensation expense	$21	$419	$780
Tax effect on employee stock-based compensation expense	(8)	(176)	(295)

Net effect on income	$13	$243	$485

The fair value of options granted during the years ended December 31, 2007, 2008 and 2009 was estimated on the date of grant using the Black-Scholes-Merton option-pricing model using the following weighted average assumptions by grant year:

	Year Ended December 31,
	2007	2008	2009
Grant date fair value of options	$0.01	$0.57	$0.60
Volatility	37.7%	35.8%	39.0%
Risk-free interest rate	3.3% - 4.9%	3.2% - 3.8%	2.0% - 2.8%
Dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	5.7	5.9	6.0

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

Summarized information relative to the Company’s stock option plans was as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2006	1,243,250	$5.25
Granted	1,138,900	7.30
Exercised(1)	(9,750)	1.10
Forfeited	(20,150)	1.70

Outstanding as of December 31, 2007	2,352,250	6.30	8.3	$6,084
Granted	722,500	7.75
Exercised	(14,300)	1.20
Forfeited	(22,500)	8.10

Outstanding as of December 31, 2008	3,037,950	6.65	7.8	9,332
Granted	263,962	7.35
Exercised	(3,000)	1.10
Forfeited	(13,333)	6.05

Outstanding as of December 31, 2009	3,285,579	6.70	7.0	15,752

Options exercisable	2,324,934	6.35	6.4	11,963

(1)	During 2006, 694,022 of unvested stock options were exercised in 2006 and became vested in 2007.

The aggregate intrinsic values in the table above represent the total pre-tax intrinsic value (the aggregate difference between the fair value of the Company’s common stock on December 31, 2009 of $11.50, and the exercise price of in-the-money options) that would have been received by the option holders had all option holders exercised their options as of that date.

Exercise prices of stock options outstanding as of December 31, 2009 range from $1.10 to $11.50.

At December 31, 2009, there was $1,377 of unrecognized compensation cost related to unvested stock options which the Company expects to recognize over a weighted-average period of 1.4 years.

Other information for the years ended December 31 was as follows:

	2007	2008	2009
Weighted average per share grant date fair value of options	$0.05	$2.85	$3.00
Total intrinsic value of options exercised	—	65	26
Cash received from exercises of stock options	757	17	3

The following table summarizes the prices whereby the Company granted employees stock options during the year ended December 31, 2009:

Grant Date	Options Granted	Exercise Price and Fair Market Value of Common Stock (per Share)
February 16, 2009 - April 8, 2009	9,230	$7.85
May 15, 2009 - July 6, 2009	242,732	7.15
November 16, 2009	12,000	11.50

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

The board of directors determined the exercise price was the fair market value on the respective grant dates. Determining the fair value of our common stock requires making subjective judgments. The valuation of our common stock considers a market approach and an income approach, incorporating the Company’s historical and expected financial performance, relevant market, industry and economic trends, recent capital transactions, involving either the Company or comparable companies, and comparable public company valuations. The resulting calculation assigns a value for 100% of our company’s equity on a marketable equivalent, non-controlling interest basis.

After the value of the Company has been determined, the Company allocates the value to each class of its shares, including common stock. The value allocation methodology applies the principles set forth in the AICPA Practice Aid—Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The Practice Aid defines appropriate methods to allocate enterprise value to common shares when multiple share classes exist. Based on various factors, including the stage of a company’s life and the timing and likelihood of various liquidity events, one method of allocation may be more appropriate than the others. The Company uses the option pricing method, as defined in the Practice Aid, which treats each class of equity as having a “call option” on the enterprise value. The option pricing method considers the economic preferences and other rights attributable to each share class, resulting in a price for each of the share classes, including common stock. The valuations of common stock also reflect a discount for lack of marketability, adjusted over time to reflect the expected likelihood and timing of a liquidity event subsequent to each valuation date. No other discounts were applied in determining the value of the Company’s common stock. There is inherent uncertainty in the estimates used in the valuations. If different discount rates, assumptions or weightings had been used, the valuations would have been different.

In 2009, the Company performed contemporaneous valuations to determine the fair value of the Company’s common stock at the following dates:

Fair Market Value
February 15, 2009	$7.85
May 15, 2009	7.15
August 15, 2009	9.90
November 15, 2009	11.50

14. Earnings per Share

Net income per common share reflects application of the two class method. Under the two class method, net income is allocated between common stock and other participating securities based on their respective participating rights. All classes of convertible preferred stock would participate pro rata in dividends and therefore are considered participating securities. Therefore, the two class method of calculating net income per common share has been applied. Basic net income per common share excludes dilution for potential common stock issuances and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, unless they are anti-dilutive. For the year ended December 31, 2009, the convertible preferred securities are considered anti-dilutive as a result of such securities not having the contractual obligation to participate in losses of the company. For the calculation of diluted net income per common share, the basic weighted average number of shares is increased by the dilutive effect of stock options and warrants using the treasury stock method.

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted net income attributable to common stockholders per common share:

	2007	2008	2009
Basic income (loss) per share calculation:
Net income (loss)	$23,938	$5,255	$(872)
Less: Preferred stock dividends	—	(203)	(720)
Less: Net income allocated to participating convertible preferred stock	(11,358)	(2,406)	—

Net income (loss) attributable to common stockholders	$12,580	$2,646	$(1,592)

Basic number of weighted average shares outstanding	13,213,503	13,354,845	12,910,998

Basic net income (loss) per share attributable to common stockholders	$0.95	$0.20	$(0.12)

Diluted income (loss) per share calculation:
Net income (loss) attributable to common stockholders	$12,580	$2,646	$(1,592)
Plus: Preferred stock dividends	—	—	—
Plus: Net income allocated to participating convertible preferred stock	—	—	—

Net income (loss) attributable to common stockholders and assumed conversions	$12,580	$2,646	$(1,592)

Basic number of weighted-average shares outstanding	13,213,503	13,354,845	12,910,998
Effect of dilutive shares:
Options to purchase common stock	—	197,071	—
Convertible preferred securities	—	—	—
Common warrants	—	123,097	—

Diluted number of weighted-average shares outstanding	13,213,503	13,675,013	12,910,998

Diluted income (loss) per share attributable to common stockholders	$0.95	$0.19	$(0.12)

Common share equivalents for securities that were anti-dilutive and therefore excluded from the computation of diluted earnings per share for the years ended December 31 was as follows:

	2007	2008	2009
Options to purchase common stock	2,352,250	2,291,800	3,285,579
Convertible preferred securities (1)	11,929,840	12,702,634	12,702,634
Common warrants	299,400	—	453,948

Total	14,581,490	14,994,434	16,442,161

(1)	For the years ended December 31, 2007 and 2008, convertible preferred securities are excluded from the computation of diluted earnings per share as their inclusion on an as if converted basis would have been anti-dilutive.

Unaudited pro forma net loss per share

The unaudited pro forma net loss per share for the year ended December 31, 2009 gives effect to the assumed conversion of 12,702,634 shares of common stock issuable upon conversion of all outstanding shares of preferred stock into shares of common stock upon closing of the Company’s proposed public offering in

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

accordance with the automatic conversion provisions under Section four of its amended and restated certificate of incorporation. All shares to be issued in the offering are excluded from the unaudited pro forma basic and diluted net loss per share calculation since the proceeds will be used for general and corporate purposes.

The following table sets forth the computation of unaudited pro forma basic and diluted net loss per share:

Year Ended December 31, 2009
Numerator (basic and diluted):
Net loss	$(872)
Denominator (basic and diluted):
Weighted average common shares outstanding	12,910,998
Add: Common shares from conversion of preferred stock	12,702,634

Pro forma weighted average common shares outstanding	25,613,632

Pro forma net loss per share:
Basic	$(0.03)

Diluted	$(0.03)

15. Commitments and Contingencies

Leases

The Company rents office space under leases that expire at various dates through 2020. Future annual minimum lease commitments under these operating leases was as follows:

Years ending December 31:
2010	$2,409
2011	2,804
2012	3,123
2013	3,434
2014	3,522
Thereafter	21,853

$37,145

Rent expense for all operating leases for the years ended December 31 totaled:

	2007	2008	2009
Rent expense	$1,676	$1,955	$2,465

Litigation

On November 23, 2009, the Company sued a private company and its chief executive officer seeking, among other things, unspecified damages for breaches of the investment agreement and operating agreement that the Company had entered into with the private company in December 2008 and a declaratory judgment that the

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

Company owns certain rights in certain intellectual property. The private company has asserted claims against us in a separate suit and in a counterclaim filed on November 30, 2009, seeking, among other things, unspecified damages for breaches of the investment agreement and operating agreement and a declaratory judgment that the private company owns all rights in the contested intellectual property. The litigation is in its early stages. The Company believes that the claims against it are without merit and intend to defend itself and prosecute its claims vigorously.

The Company is also involved in other litigation arising in the ordinary course of its business. The Company does not believe that the outcome of any of the aforementioned proceedings, individually or in the aggregate, would, if determined adversely to it, would have a material adverse effect on its results of operations, financial condition, cash flows or business. However, the disclosed litigation is likely to result in higher than normal legal fees until it is resolved.

16. Major Customers

As of December 31 one customer accounted for the following percentage of the Company’s fees receivable:

	2008	2009
Customer A	58%	52%

For the years ended December 31 one customer accounted for the following percentage of the Company’s revenues:

	2007	2008	2009
Customer A	14%	27%	31%

17. Benefit Plan

The Company sponsors a profit sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all domestic employees. For the years ended December 31 the Company made voluntary employer matching contributions as follows:

	2007	2008	2009
Voluntary employer matching contributions	$238	$357	$345

18. Net Capital Requirements

PBS is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (“net capital ratio”), both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $696, which was $596 in excess of its required net capital of $100. At December 31, 2009, the Company’s net capital ratio was .12 to 1.

Additionally, PBS is subject to net capital requirements of certain self-regulatory organizations and at December 31, 2009, PBS was in compliance with such requirements.

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

19. Restatement

In 2007 and 2008, the Company originally reported net income attributable to common stockholders of $23,938 and $5,052, respectively and net income per share attributable to common stockholders—basic of $1.81 and $.40 per share, respectively. These amounts did not include the allocation of net income to participating convertible preferred stock. The impact of including the allocation of net income to participating convertible preferred stock decreases net income attributable to common shareholders for 2007 and 2008 to $12,580 and $2,646, respectively and net income per share attributable to common stockholders—basic of $0.95 per share and $0.20 per share, respectively. The change had no effect on the Company’s net income, diluted earnings per share, Consolidated Balance Sheets, Consolidated Statements of Stockholder’s Equity and Consolidated Statements of Cash Flows.

	Year ended December 31, 2007
	Previously Reported	Adjustment	As Restated
Revenues	$81,469	$—	$81,469
Net income	23,938	—	23,938

Less preferred stock dividends	—	—	—
Less net income allocated to participating convertible preferred stock	—	(11,358)	(11,358)

Net income attributable to common stockholders	$23,938	$(11,358)	$12,580

Income per share attributable to common stockholders:
Basic	$1.81	$(0.86)	$0.95

Diluted	$0.95	$—	$0.95

Weighted average common shares outstanding:
Basic	13,213,503	—	13,213,503

Diluted	25,143,343	(11,929,840)	13,213,503

	Year ended December 31, 2008
	Previously Reported	Adjustment	As Restated
Revenues	$91,842	$—	$91,842
Net income	5,255	—	5,255

Less preferred stock dividends	(203)	—	(203)
Less net income allocated to participating convertible preferred stock	—	(2,406)	(2,406)

Net income attributable to common stockholders	$5,052	$(2,406)	$2,646

Income per share attributable to common stockholders:
Basic	$0.40	$(0.20)	$0.20

Diluted	$0.19	$—	$0.19

Weighted average common shares outstanding:
Basic	13,354,845	—	13,354,845

Diluted	26,377,648	(12,702,635)	13,675,013

Envestnet, Inc.

Notes to Audited Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

20. Subsequent Events

On January 14, 2010 the Company announced a consolidation of the Company’s facilities in order to more appropriately align and manage the Company’s resources. As a result, the Company will close its Los Angeles office effective March 31, 2010. The Company expects to incur pretax restructuring charges of approximately $1,275 in 2010, including expenses related to vacating rental office space, relocation expenses, severance charges and fixed asset impairments.

On February 8, 2010 (the “Effective Date”) the Company entered into a seven-year platform services agreement (the “Agreement”) with a private company. The Company will earn fees based upon a contractual percentage of assets under administration.

The Company will make certain payments to this private company, as defined in the Agreement. In connection with the Agreement, the Company issued a warrant to the private company to acquire a certain amount of Company common stock. The warrant will become exercisable at the earliest of a) the Company’s initial public offering, b) a triggering event as defined in the warrant agreement, or c) the first anniversary of the Agreement’s effective date (collectively, the “Initial Exercise Date”). The warrant will have an exercise price equal to 120% of the Company’s common stock price in effect on the Initial Exercise Date. The warrant expires 42 months after the Initial Exercise Date.

On February 20, 2010, the officer paid off the note receivable in full (Note 6).

On March 15, 2010, the Company revised the terms of its Sunnyvale, California office lease agreement by renting additional office space as well as extending the term of the lease. The revised terms are included in the future minimum lease commitments table (Note 15).

On March 24, 2010, the Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock. On June 22, 2010, the Board of Directors approved a reverse stock split of the Company’s common stock to be effected upon consummation of the initial public offering and delegated to the IPO Committee of the Board of Directors the authority to determine the specific terms of the stock split. On June 30, 2010, the IPO Committee of the Board of Directors determined that one newly issued share would be exchanged for every five outstanding shares. All shares and per share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect this reverse stock split.

Envestnet, Inc.

Condensed Consolidated Balance Sheets

(In thousands, except share information)

(Unaudited)

	December 31, 2009	March 31, 2010	Pro Forma Stockholder’s Equity March 31, 2010
Assets
Current assets:
Cash and cash equivalents	$31,525	$31,404
Fees receivable, net of allowance for doubtful accounts of $76 and $603, respectively	5,800	5,349
Deferred tax assets – current	134	—
Notes receivable – current, net of allowance of $103 and $817, respectively	714	—
Prepaid expenses and other current assets	1,427	2,588

Total current assets	39,600	39,341

Notes receivable including affiliate and officer, net of allowance of $206 and $1,633, respectively	2,322	807
Property and equipment, net	8,560	9,743
Internally developed software, net	3,887	3,782
Intangible assets, net	2,238	1,971
Goodwill	1,023	1,023
Deferred tax assets	14,992	15,265
Other non-current assets	2,436	4,833

Total assets	$75,058	$76,765

Liabilities and Stockholders’ Equity
Current liabilities:
Accrued expenses	$10,422	$13,048
Accounts payable	1,892	2,022
Deferred tax liabilities – current	—	53
Deferred revenue	24	23

Total current liabilities	12,338	15,146

Deferred rent and lease incentive liability	3,999	4,021
Other non-current liabilities	475	509

Total liabilities	16,812	19,676

Commitments and contingencies (Note 14)
Stockholders’ equity
Preferred stock (total liquidation preference of $81,779 and $83,154 as of December 31, 2009 and March 31, 2010, respectively; no liquidation preference pro forma)	—	—	$—
Common stock, par value $0.005, 60,000,000 shares authorized as of December 31, 2009 and March 31, 2010; 13,524,276 and 13,680,991 shares issued as of December 31, 2009 and March 31, 2010, respectively; 12,910,676 and 13,065,588 outstanding as of December 31, 2009 and March 31, 2010, respectively; 26,683,025 shares issued and 26,043,153 outstanding pro forma	68	68	133
Additional paid-in capital	106,893	108,646	108,581
Accumulated deficit	(42,381)	(44,892)	(45,993)
Treasury stock at cost, common stock 613,600 shares and no preferred stock shares as of December 31, 2009; common stock 615,403 shares and preferred stock 122 shares as of March 31, 2010; common stock 615,403 shares and preferred stock 122 shares pro forma	(6,334)	(6,733)	(6,733)

Total stockholders’ equity	58,246	57,089	$55,988

Total liabilities and stockholders’ equity	$75,058	$76,765

See accompanying notes to unaudited Condensed Consolidated Financial Statements.

Envestnet, Inc.

Condensed Consolidated Statements of Operations

(In thousands, except share and per share information)

(Unaudited)

	Three Months Ended March 31,
	2009	2010
Revenues:
Assets under management or administration	$13,334	$16,396
Licensing and professional services	5,347	5,236

Total revenues	18,681	21,632

Operating expenses:
Cost of revenues	5,920	7,020
Compensation and benefits	7,004	8,090
General and administration (see Notes 5 and 14)	3,629	7,109
Depreciation and amortization	1,047	1,331
Restructuring charges	—	752

Total operating expenses	17,600	24,302

Income (loss) from operations	1,081	(2,670)

Other income (expense):
Interest income	54	44
Unrealized gain on investments	—	3
Impairment of investments	(17)	—

Total other income	37	47

Income (loss) before income tax provision	1,118	(2,623)

Income tax provision (benefit)	334	(112)

Net income (loss)	784	(2,511)
Less preferred stock dividends	(178)	(178)
Less net income allocated to participating preferred stock	(300)	—

Net income (loss) attributable to common stockholders	$306	$(2,689)

Net income (loss) per share attributable to common stockholders:
Basic	$0.02	$(0.21)

Diluted	$0.02	$(0.21)

Weighted average common shares outstanding:
Basic	12,917,627	12,966,820

Diluted	13,610,256	12,966,820

Pro forma net loss per share:
Basic		$(0.10)

Diluted		$(0.10)

Pro forma weighted average common shares outstanding:
Basic		25,944,386

Diluted		25,944,386

See accompanying notes to unaudited Condensed Consolidated Financial Statements.

Envestnet, Inc.

Condensed Consolidated Statements of Stockholders’ Equity

(In thousands, except share information)

(Unaudited)

	Preferred Stock		Common Stock		Treasury Stock			Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Common Shares	Preferred Shares	Amount
Balance, December 31, 2009	76,643	$—	13,524,276	$68	(613,600)	—	$(6,334)	$106,893	$(42,381)	$58,246
Exercise of Series B warrants	1,497	—	—	—	—	—	—	1,497	—	1,497
Exercise of Series C warrants	—	—	154,548	—	—	—	—	8	—	8
Exercise of stock options	—	—	2,167	—	—	—	—	16	—	16
Stock-based compensation	—	—	—	—	—	—	—	232	—	232
Purchase of treasury stock (at cost)	—	—	—	—	(1,803)	(122)	(399)	—	—	(399)
Net loss	—	—	—	—	—	—	—	—	(2,511)	(2,511)

Balance, March 31, 2010	78,140	$—	13,680,991	$68	(615,403)	(122)	$(6,733)	$108,646	$(44,892)	$57,089

See accompanying notes to unaudited Condensed Consolidated Financial Statements.

Envestnet, Inc.

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2009	2010
OPERATING ACTIVITIES:
Net income (loss)	$784	$(2,511)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,047	1,331
Amortization of customer inducement	—	15
Amortization of deferred rent and lease incentive	183	64
Provision for doubtful accounts	—	2,668
Unrealized (gain) on investments	—	(3)
Impairment of investments	17	—
Deferred income taxes	381	(86)
Stock-based compensation	158	232
Changes in operating assets and liabilities:
(Increase) in fees receivable	(379)	(76)
(Increase) in prepaid expenses and other current assets	(120)	(1,161)
(Increase) in other non-current assets	(45)	(62)
Increase (decrease) in accrued expenses	(3,302)	266
Increase (decrease) in accounts payable	(218)	130
(Decrease) in deferred revenue	(46)	(1)
Increase in other non-current liabilities	—	34

Net cash provided by (used in) operating activities	(1,540)	840

INVESTING ACTIVITIES:
Purchase of property and equipment	(1,005)	(1,889)
Capitalization of internally developed software	(331)	(295)
Proceeds from repayment of notes receivable	—	128
Increase in notes receivable	(16)	(40)
Investments in non-marketable securities	(489)	—
Proceeds from investments	46	13

Net cash (used in) investing activities	(1,795)	(2,083)

FINANCING ACTIVITIES:
Proceeds from exercise of warrants	—	1,505
Proceeds from exercise of stock options	—	16
Purchase of treasury stock	(248)	(399)

Net cash provided by (used in) financing activities	(248)	1,122

DECREASE IN CASH AND CASH EQUIVALENTS	(3,583)	(121)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	28,445	31,525

CASH AND CASH EQUIVALENTS, END OF PERIOD	$24,862	$31,404

Supplemental disclosure of cash flow information – cash paid during the period for:
Income taxes	$85	$44
Supplemental disclosure of non-cash investing and financing activities:
Leasehold improvements funded by lease incentive	2,141	—
Issuance of warrant for client inducement	—	2,360

See accompanying notes to unaudited Condensed Consolidated Financial Statements.

Envestnet, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands, except share and per share amounts)

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Envestnet, Inc. and its subsidiaries (collectively, the “Company”) as of March 31, 2010 and the three months ended March 31, 2009 and 2010 have not been audited by an independent registered public accounting firm. These condensed consolidated financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly the Company’s financial position as of March 31, 2010 and the results of operations, stockholders’ equity and cash flows for the periods presented herein. The condensed consolidated balance sheet as of December 31, 2009 was derived from the Company’s audited financial statement for the year ended December 31, 2009 but does not include all disclosures, including notes required by accounting principles generally accepted in the United States of America (“U.S. GAAP”). The results of operations for the three months ended March 31, 2010 is not necessarily indicative of the operating results to be expected for other interim periods or for the full fiscal year. Dollar amounts contained in these condensed consolidated financial statements are in thousands, except share and per share amounts.

The condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the December 31, 2009 audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in these condensed consolidated financial statements and accompanying notes. Significant estimates in these condensed consolidated financial statements include estimating uncollectible receivables, the costs capitalized for internally developed software, valuations and assumptions used for impairment testing of goodwill, intangible and other long-lived assets, fair value of stock and stock options issued, realization of deferred tax assets and valuation and other assumptions used to allocate purchase prices in business combinations. Actual results could differ materially from those estimates under difference assumptions or conditions.

The Company evaluated subsequent events through June 30, 2010.

Derivative Financial Instruments—All derivative financial instruments are recognized as either assets or liabilities at their fair value in the condensed consolidated balance sheet with the changes in the fair value reported in current-period earnings. These instruments represent a customer inducement liability and are included in accrued expenses on the condensed consolidated balance sheet as of March 31, 2010. For the quarter ended March 31, 2010, there was no change in fair value, and accordingly, the Company recognized no gain or loss on these instruments.

Recently Issued New Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that enables vendors to account for products or services sold to customers (deliverables) separately rather than as a combined unit, as was generally required by past guidance. The revised guidance provides for two significant changes to the existing multiple element revenue arrangement guidance. The first change relates to the determination of when individual deliverables included in a multiple element arrangement may be treated as separate units of accounting. The second change modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. This guidance also significantly expands the disclosures

Envestnet, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

required for multiple-element revenue arrangements. The guidance is required to be adopted in fiscal years beginning on or after June 15, 2010, but early adoption is permitted. The Company currently is evaluating the impact of the adoption of this guidance, if any, on its unaudited condensed consolidated financial statements.

In October 2009, the FASB issued authoritative guidance that changes the accounting model for revenue arrangements that include both tangible products and software elements so that tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in Accounting Standards Codification (“ASC”) Subtopic 985-605. In addition, this guidance requires hardware components of a tangible product containing software components always be excluded from the software revenue guidance. The guidance is required to be adopted in fiscal years beginning on or after June 15, 2010, but early adoption is permitted. The Company currently is evaluating the impact of the adoption of this guidance, if any, on its unaudited condensed consolidated financial statements.

Pro Forma Information

The pro forma information as of March 31, 2010 reflects the conversion of all outstanding shares of preferred stock into shares of common stock as of that date, an event which would occur in the event of the closing of the Company’s proposed public offering on terms that result in automatic conversion of the preferred stock and the payment of preferential dividends on the Series C preferred stock. Pro forma net income (loss) per share attributable to common stockholders is computed using the weighted-average number of common shares outstanding, including the pro forma effect of the conversion of all preferred stock into shares of the Company’s common stock as if such conversion occurred at the beginning of the year (Note 13).

2. Property and Equipment

Property and equipment consist of the following:

	Estimated Useful Life	December 31, 2009	March 31, 2010
Cost:
Office furniture and fixtures	5-7 years	$1,912	$1,912
Computer equipment and software	3 years	12,055	13,887
Other office equipment	5 years	657	596
Leasehold improvements	Shorter of the term of the lease or useful life of the asset	5,163	5,033

		19,787	21,428
Less accumulated depreciation and amortization		(11,227)	(11,685)

Property and equipment, net		$8,560	$9,743

Depreciation and amortization expense was as follows:

	Three Months Ended March 31,
	2009	2010
Depreciation and amortization expense	$444	$664

Envestnet, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

3. Internally Developed Software

Internally developed software consist of the following:

	Estimated Useful Life	December 31, 2009	March 31, 2010
Internally developed software	5 years	$8,061	$8,356
Less accumulated depreciation		(4,174)	(4,574)

Internally developed software, net		$3,887	$3,782

Depreciation expense was as follows:

	Three Months Ended March 31,
	2009	2010
Depreciation expense	$336	$400

4. Intangible Assets

The Company acquired $7,949 in identifiable intangible assets in connection with the acquisitions of NAM and Oberon, which are amortized over a seven-to eight-year period. Intangible assets consist of the following:

		December 31, 2009			March 31, 2010
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
NAM customer list	7 years	$4,305	(3,434)	$871	$4,305	(3,588)	$717
Oberon customer list	8 years	3,644	(2,277)	1,367	3,644	(2,390)	1,254

Total intangible assets		$7,949	$(5,711)	$2,238	$7,949	$(5,978)	$1,971

Amortization expense was as follows:

	Three Months Ended March 31,
	2009	2010
Amortization expense	$267	$267

5. Notes Receivable

Notes receivable consist of the following:

	December 31, 2009	March 31, 2010
Affiliate	$767	$807
Officer	128	—
Private company, net of allowance of $309 and $2,450 (including current portion of notes receivable of $714 and $0)	2,141	—

	$3,036	$807

Envestnet, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

In May, 2004, the Company entered into a demand note with an affiliated entity of the Company. From time-to-time, the Company pays certain expenses on behalf of the affiliated entity. The demand note is unsecured and accrues interest at 6% per annum. For the three months ended March 31, 2009 and 2010, interest income related to this note amounted to $10, and $10, respectively.

In May, 2006, the Company entered into a promissory note for $200 with an officer of the Company. The note is unsecured and matures at the earlier date of May 17, 2011 or 30 days prior to a securities filing of the Company’s shares. Interest is payable at the maturity date of the note and accrues at 4.85%, compounded annually. On February 20, 2010, the officer paid off the note receivable in full.

In December 2008, the Company purchased 480,000 shares, which represented approximately 19.9% of a privately-held company for $5,700. This investment was made in conjunction with an operating agreement to jointly develop and market data aggregation and reporting services. On a periodic basis, the Company reviews its investments to determine impairment and in conjunction with this review, the Company estimated the fair value to be zero and accordingly recognized an impairment loss of $3,250 for the year ended December 31, 2009. Additionally, under the terms of the purchase agreement, the Company had the right to redeem 175,000 shares at $14 per share for a total of $2,450 to be paid over a three-year period with annual payments of $816 beginning one year after the date of exercise. In December 2009, the Company exercised its redemption rights and accordingly recorded a note receivable in the amount of $2,450. In addition to the Company’s investment, we billed the private company for services rendered under the operating agreement in the amount of $603 for the year ended December 31, 2009.

As of December 31, 2009 included in fees receivable is $527 due from the private company, which is net of an allowance for doubtful accounts of $76. In addition, included in notes receivable is $2,141 due from the private company, which is net of an allowance for doubtful accounts of $309.

As a result of information received subsequent to March 31, 2010, the Company determined the remaining amount of its receivables from this private-company to be uncollectible. Therefore, as of March 31, 2010 the Company recognized a provision for doubtful accounts of $2,668 and increased the allowance for doubtful accounts to $603 and $2,450 related to accounts receivable and notes receivable, respectively.

6. Other Non-Current Assets

Other non-current assets consist of the following:

	December 31, 2009	March 31, 2010
Customer inducement costs, net	$282	$2,628
Private company	1,250	1,250
Fund of funds	145	132
Deposits	384	446
Other	375	377

	$2,436	$4,833

On February 8, 2010 (the “Effective Date”) the Company entered into a seven-year platform services agreement (the “Agreement”) with a private company. The Company will earn fees based upon a contractual percentage of assets under administration. The Company will make certain payments to this private company, as defined in the Agreement. In connection with the Agreement, the Company issued a warrant to the private company to acquire a certain amount of Company common stock. The warrant will become exercisable at the

Envestnet, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

earliest of a) the Company’s initial public offering, b) a triggering event as defined in the warrant agreement, or c) the first anniversary of the Agreement’s Effective Date (collectively, the “Initial Exercise Date”). The warrant will have an exercise price equal to 120% of the Company’s common stock price in effect on the Initial Exercise Date. The warrant expires 42 months after the Initial Exercise Date. The estimated fair value of the warrant was capitalized as an inducement and will be amortized against revenue on a straight-line basis over the term of the Agreement.

7. Fair Value Measurements

Financial assets and liabilities recorded at fair value in the consolidated balance sheet are categorized based upon a fair value hierarchy established by U.S. GAAP, which prioritizes the inputs used to measure fair value into the following levels:

Level 1:	Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2:	Quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or inputs that are observable and can be corroborated by observable market data.

Level 3:	Inputs reflect management’s best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

Fair Value on a Recurring Basis:

The Company periodically invests excess cash in money-market funds not insured by the FDIC. The Company believes that the investments in money market funds are on deposit with creditworthy financial institutions and that the funds are highly liquid. The fair values of the Company’s investments in money-market funds are based on the daily quoted market prices for the net asset value of the various money market funds. These money-market funds are considered Level 1 assets and totaled approximately $18,803 and $19,376 as of December 31, 2009 and March 31, 2010, respectively and are included in cash and cash equivalents in the condensed consolidated balance sheet.

Investments in mutual funds are quoted based on the daily market prices, are considered Level 1 assets and totaled approximately $72 and $74 as of December 31, 2009 and March 31, 2010, respectively and are included in other non-current assets in the condensed consolidated balance sheet.

On February 8, 2010, the Company issued a warrant to FundQuest to acquire a certain amount of the Company’s common stock (Note 6). The fair value of the warrant was determined using a Black-Scholes valuation model and is considered a Level 3 asset. The fair value of the warrant totaled approximately $2,360 at the time of issuance and based upon internal valuations, there has been no change in the fair value of the warrant as of March 31, 2010. The warrant is included in accrued expenses in the unaudited condensed consolidated balance sheet.

Fair Value on a Non-Recurring Basis:

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record assets and liabilities at fair value on a nonrecurring basis as required by accounting principles generally accepted in the United States. Generally, assets are recorded at fair value on a nonrecurring basis as a

Envestnet, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

result of impairment charges. Other than described below, the Company did not measure any significant assets or liabilities at fair value on a nonrecurring basis during the three months ended March 31, 2010.

Non-marketable investments, which totaled $1,417 and $1,404 at December 31, 2009 and March 31, 2010, respectively, represent the Company’s investments in privately held companies and alternative investments. Non-marketable investments are priced at cost and reviewed for impairment due to an absence of market activity and market data and are considered Level 3 assets. These investments are included in other non-current assets in the condensed consolidated balance sheet.

8. Accrued Expenses

Accrued expenses consist of the following:

	December 31, 2009	March 31, 2010
Accrued investment manager fees	$5,669	$5,963
Accrued compensation and related taxes	3,221	1,721
Accrued professional services	782	1,733
Customer inducement liability (Note 6)	—	2,360
Accrued restructuring charges	—	653
Other accrued expenses	750	618

	$10,422	$13,048

Effective March 31, 2010, the Company closed its Los Angeles office in order to more appropriately align and manage the Company’s resources. As a result, the Company expects to incur total pretax restructuring charges of approximately $1,214. The Company recognized restructuring charges of $752 for the three months ended March 31, 2010. The main components of these charges included $598 for accrued lease payments, $96 for severance charges and $58 for relocation expenses. The Company expects to incur the remaining $462 of expenses through July 2010. The main components of these future restructuring expenses include $337 for relocation expenses and $125 for bonuses.

The summary of activity in accrued restructuring charges during the three months ended March 31, 2010 is as follows:

Restructuring Charges
Balance at December 31, 2009	$—
Restructuring provision incurred	752
Payments	(99)

Balance at March 31, 2010	$653

9. Deferred Rent and Lease Incentive

Deferred rent and lease incentive consist of the following:

	December 31, 2009	March 31, 2010
Deferred lease incentive	$2,992	$2,879
Deferred rent	1,007	1,142

	$3,999	$4,021

Envestnet, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

10. Income Taxes

U.S. GAAP requires the interim period tax provision to be determined as follows:

•

At the end of each quarter, the Company estimates the tax that will be provided for the year stated as a percent of estimated “ordinary” income for the year. The term ordinary income refers to earnings from continuing operations before income taxes, excluding significant unusual or infrequently occurring items.

The estimated annual effective rate is applied to the year-to-date “ordinary” income at the end of each quarter to compute the year-to-date tax applicable to ordinary income. The tax expense or benefit related to ordinary income in each quarter is the difference between the most recent year-to-date and the prior quarter year-to-date comparison.

•

The tax effects of significant unusual or infrequently occurring items are recognized as discrete items in the interim period in which the events occur. The impact of changes in tax laws or rates on deferred tax amounts, the effects of changes in judgment about beginning of the year valuation allowances and change in tax reserves resulting from the finalization of tax audits or reviews are examples of significant unusual or infrequently occurring items that are recognized as discrete items in the interim period in which the event occurs.

The determination of the annual effective tax rate is based upon a number of significant estimates and judgments, including the estimated annual pretax income of the Company and the development of tax planning strategies during the year.

The following table sets out the tax expense and the effective tax rate for the Company’s income from operations:

	Three Months Ended March 31,
	2009	2010
Income (loss) before income taxes	$1,118	$(2,623)
Income tax provision (benefit)	334	(112)
Effective tax rate	29.9%	4.3%

For the three months ended March 31, 2010 the write-off of notes receivable from a private-company (Note 5) is considered a capital loss for tax purposes. In assessing the realizability of this deferred tax asset, management determined that is was more-likely-than-not that all of this asset would not be realized and accordingly recorded a valuation allowance in the amount of $926. The valuation allowance for net deferred tax assets as of December 31, 2009 and March 31, 2010 was $2,517 and $3,443, respectively. The valuation allowance as of December 31, 2009 was related to capital losses of $1,230 and Federal and state net operating losses of $1,287 primarily due to Section 382 limitations. The valuation allowance as of March 31, 2010 was related to capital losses of $2,156 and Federal and state net operating losses of $1,287 primarily due to Section 382 limitations.

The total amount of the gross liability for unrecognized tax benefits reported in other non-current liabilities was $475 and $509 at December 31, 2009 and March 31, 2010, respectively. At March 31, 2010, the amount of unrecognized tax benefits that would benefit the Company’s effective tax rate, if recognized, was $118.

The Company recognizes potential interest and penalties related to unrecognized tax benefits in income tax expense. The Company had accrued interest and penalties of $142 as of December 31, 2009 and March 31, 2010, respectively.

Envestnet, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

The Company files a consolidated federal income tax return and separate tax returns with various states. Additionally, a subsidiary of the Company files a tax return in a foreign jurisdiction. The Company’s tax returns for the fiscal years ended March 31, 2007, 2008 and 2009 and calendar year ended December 31, 2009 remain open to examination by the Internal Revenue Service in their entirety. They also remain open with respect to state taxing jurisdictions.

11. Stockholders’ Equity

The Company had the following $0.001 par value convertible preferred stock authorized, issued and outstanding as of March 31:

	Shares Authorized	Shares Issued	Shares Outstanding	Amount	Aggregate Liquidation Preference
Series A Convertible Preferred Stock	66,000	65,649	65,649	$31,475	$65,649
Series B Convertible Preferred Stock	10,000	8,627	8,505	6,449	8,505
Series C Convertible Preferred Stock	5,000	3,864	3,864	8,787	9,000
Undesignated	119,000	—	—	—	—

Total	200,000	78,140	78,018	$46,711	$83,154

On March 24, 2005, in connection with the sale of Series B Convertible Preferred Stock (“Series B”), the Company issued detachable warrants to holders of Series B to purchase 1,497 shares of Series B at a price of $1,000 per share. During the three months ended March 31, 2010, all of the warrants were exercised and the Company issued 1,497 shares of Series B. During the three months ended March 31, 2010 the Company acquired 122 shares of Series B for approximately $378.

On September 18, 2008, in connection with the sale of Series C Convertible Preferred Stock (“Series C”), the Company issued detachable warrants to holders of Series C to purchase 154,548 shares of common stock at a price of $0.05 per share. During the three months ended March 31, 2010, all of the warrants were exercised and the Company issued 154,548 shares of common stock.

The holders of Series C are entitled to receive preferential dividends annually at a rate of 8% of the Series C original issue price, accruing and cumulative from the date of issue, whether or not earned or declared. As of March 31, 2010, cumulative preferential dividends accrued but not yet declared approximates $1,101.

12. Stock-Based Compensation

On February 3, 2010, the Board of Directors approved an increase to the number of the Company’s Common Stock available for issuance under the 2004 Stock Incentive Plan by 1,875,230.

Employee stock-based compensation expense was as follows:

	Three Months Ended March 31,
	2009	2010
Employee stock-based compensation expense	$158	$232
Tax effect on employee stock-based compensation expense	(60)	(88)

Net effect on income	$98	$144

Envestnet, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

The following weighted average assumptions were used to value options:

	Three Months Ended March 31,
	2009	2010
Grant date fair value of options	$3.00	$5.50
Volatility	37.9%	38.2%
Risk-free interest rate	2.0%	2.8%
Dividend yield	0.0%	0.0%
Expected term (in years)	5.5	5.9

The following table summarizes option activity under the 2004 Stock Incentive Plan:

	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2009	3,285,579	$6.70
Granted	71,000	13.45
Exercised	(2,167)	7.50
Forfeited	—	—

Outstanding as of March 31, 2010	3,354,412	6.85	6.8	22,146

Options exercisable	2,325,510	6.35	6.2	16,499

Exercise prices of stock options outstanding as of March 31, 2010 range from $1.10 to $13.45.

At March 31, 2010, there was $1,455 of unrecognized compensation cost related to unvested stock options which the Company expects to recognize over a weighted-average period of 1.2 years.

13. Earnings per Share

Net income per common share reflects the application of the two class method. Under the two class method, net income is allocated between common stock and other participating securities based on their respective participating rights. All classes of convertible preferred stock would participate pro rata in dividends and therefore are considered participating securities. Therefore, the two class method of calculating net income per common share has been applied. Basic net income per common share excludes dilution for potential common stock issuances and is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, unless they are anti-dilutive. For the three months ended March 31, 2010, the convertible preferred securities are considered anti-dilutive as a result of such securities not having the contractual obligation to participate in losses of the Company. For the calculation of diluted net income per common share, the basic weighted average number of shares is increased by the dilutive effective of stock options and warrants using the treasury stock method.

Envestnet, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted net income attributable to common stockholders per common share:

	Three Months Ended March 31,
	2009	2010
Basic income per share calculation:
Net income (loss)	$784	$(2,511)
Less: Preferred stock dividends	(178)	(178)
Less: Net income allocated to participating preferred stock	(300)	—

Net income (loss) attributable to common stockholders	$306	$(2,689)

Basic number of weighted-average shares outstanding	12,917,627	12,966,820

Basic net income (loss) per share attributable to common stockholders	$0.02	$(0.21)

Diluted income (loss) per share calculation:
Net income (loss) attributable to common stockholders	$306	$(2,689)
Plus: Preferred stock dividends	—	—
Less: Net income allocated to participating preferred stock	—	—

Net income (loss) attributable to common stockholders	$306	$(2,689)

Basic number of weighted-average shares outstanding	12,917,627	12,966,820
Effect of dilutive shares:
Options to purchase common stock	409,759	—
Convertible preferred securities	—	—
Common warrants	282,870	—

Diluted number of weighted-average shares outstanding	13,610,256	12,966,820

Diluted net income (loss) per share attributable to common stockholders	$0.02	$(0.21)

Common share equivalents for securities that were anti-dilutive and therefore excluded from the computation of diluted earnings per share was as follows:

	Three Months Ended March 31,
	2009	2010
Options to purchase common stock	53,000	3,354,412
Convertible preferred securities (1)	12,702,634	12,977,566
Common warrants	—	—

(1)	For the three months ended March 31, 2009, convertible preferred securities are excluded from the computation of diluted net income per share as their inclusion on an as if converted basis would have been anti-dilutive.

Pro forma earnings per share

The pro forma earnings per share for the three months ended March 31, 2010 gives effect to the assumed conversion of 12,977,566 shares of common stock issuable upon conversion of all outstanding shares of preferred stock into shares of common stock upon closing of the Company’s proposed public offering in accordance with the automatic conversion provisions under Section four of its amended and restated certificate of incorporation.

Envestnet, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

All shares to be issued in the offering are excluded from the pro forma basic and diluted net loss per share calculation since the proceeds will be used for general and corporate purposes.

The following table sets forth the computation of pro forma basic and diluted net loss per share:

Three Months Ended March 31, 2010
Numerator (basic and diluted):
Net loss	$(2,511)

Denominator (basic and diluted):
Weighted average common shares outstanding	12,966,820
Add: Common shares from conversion of preferred stock	12,977,566

Pro forma weighted average common shares outstanding	25,944,386

Pro forma net loss per share:
Basic	$(0.10)

Diluted	$(0.10)

14. Commitments and Contingencies

Litigation

On November 23, 2009, the Company sued a private company and its chief executive officer seeking, among other things, unspecified damages for breaches of the investment agreement and operating agreement that the Company had entered into with the private company in December 2008 and a declaratory judgment that the Company owns certain rights in certain intellectual property. The private company has asserted claims against us in a separate suit and in a counterclaim filed on November 30, 2009, seeking, among other things, unspecified damages for breaches of the investment agreement and operating agreement and a declaratory judgment that the private company owns all rights in the contested intellectual property. The litigation is in its early stages. The Company believes that the claims against it are without merit and intends to defend itself and prosecute its claims vigorously. For the three months ended March 31, 2009 and 2010, the Company incurred legal fees of $0 and $724, respectively related to this matter and we expect to continue to incur legal fees with request to this matter until it is resolved.

The Company is also involved in other litigation arising in the ordinary course of its business. The Company does not believe that the outcome of any of the aforementioned proceedings, individually or in the aggregate, would, if determined adversely to it, have a material adverse effect on its results of operations, financial condition, cash flows or business. However, the disclosed litigation is likely to result in higher than normal legal fees until it is resolved.

15. Major Customers

One customer accounted for the following percentage of the Company’s fees receivable:

	December 31, 2009	March 31, 2010
Customer A	52%	57%

Envestnet, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(In thousands, except share and per share amounts)

One customer accounted for the following percentage of the Company’s revenues:

	Three Months Ended March 31,
	2009	2010
Customer A	29%	33%

16. Subsequent Event

On April 1, 2010, the Company acquired the assets of a private company that provides back-office data management and reporting services for users of Schwab Portfolio Center for approximately $750. The Company paid cash at closing of $300 and assumed a note payable in the amount of $300. The remaining amount of the total purchase price is a deferred purchase price payable, contingent upon the private company meeting certain revenue targets in the subsequent 12 months after the date of acquisition. In addition, the Company has a put option to sell back to the owners all of the assets acquired by the Company any time prior to April 1, 2011 for an amount equal to the payments made. The Company is in the process of finalizing valuations of receivables, property and equipment and other intangibles associated with the acquisition.

On March 24, 2010, the Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock. On June 22, 2010, the Board of Directors approved a reverse stock split of the Company’s common stock to be effected upon consummation of the initial public offering and delegated to the IPO Committee of the Board of Directors the authority to determine the specific terms of the stock split. On June 30, 2010, the IPO Committee of the Board of Directors determined that one newly issued share would be exchanged for every five outstanding shares. All shares and per share information referenced throughout the condensed consolidated financial statements have been retroactively adjusted to reflect this reverse stock split.

On June 29, 2010, in connection with the cashless exercise of 179,624 expiring stock options, the Company repurchased 135,827 shares of its common stock from certain of its former employees for an aggregate purchase price of approximately $1.6 million to fund the purchase price and tax obligations of such exercises, resulting in a net issuance of 43,797 shares. Included in the above amounts, were 90,000 expiring stock options from a former officer and director of the Company in which the Company repurchased 63,279 shares for an aggregate purchase price of $753,015, resulting in a net issuance of 26,721 shares to this former officer and director.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table shows the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

SEC registration fee	7,130
FINRA filing fee	10,500
NYSE listing fee	136,400
Accounting fees and expenses	550,000
Legal fees and expenses	1,000,000
Printing and engraving expenses	300,000
Transfer agent’s fees	8,200
Blue sky fees and expenses	5,000
Miscellaneous	100,000

Total	2,106,730

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or the DGCL, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agents or employee of the corporation or is or was serving at the corporation’s request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred in the defense or settlement of such action and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of duties to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, shall be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered on the books containing the minutes of the meetings of the board of directors at the time such actions occurred or immediately after such absent director receives notice of the unlawful acts.

Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and require us to advance litigation expenses upon our receipt of an undertaking by or on behalf of a director or officer to repay such advances if it is ultimately determined that such director or officer is not entitled to indemnification. The indemnification provisions contained in our bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. We intend to obtain directors’ and officers’ liability insurance in connection with this offering.

In addition, we have entered or, concurrently with this offering, will enter, into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of Envestnet or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities.

During the three year period preceding the date of the filing of this registration statement, we sold securities in the transactions described below without registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, pursuant to the exemptions from registration described below.

Sales of Units

On September 19, 2008, we issued and sold an aggregate of 90 units to the purchasers listed below at a purchase price per unit of $100,000 for an aggregate purchase price of $9,000,000, with each unit consisting of 42.933 shares of our series C convertible preferred stock and a detachable warrant to purchase 1,717 shares of our common stock.

The purchasers consisted of GRP II, L.P., GRP II Partners, L.P., GRP II Investors, L.P., Edgewater Private Equity Fund III, L.P., Apex Investment Fund IV, L.P., Apex Investment Fund V, L.P., Foundation Capital III, L.P., Foundation Capital III Principals, LLC, PMG-NG Direct Investment Fund, L.P., West Side Investment Management, Inc., Richard L. Scott Revocable Trust, F. Annette Scott Revocable Trust, George W. Connell, LMS Capital (Bermuda), Ltd., WP Private Equity Opportunity Fund L.P. and The Northwestern Mutual Life Insurance Company.

The units were offered and sold to the forgoing purchasers in reliance upon Section 4(2) under the Securities Act and Rule 506 thereunder. Each of the purchasers qualified as an accredited investor, as defined by Rule 501 under the Securities Act.

All of the purchasers listed above represented to us in connection with their purchase of units that they were accredited investors and were acquiring the units for investment purposes and not for distribution, that they could bear the risks of their investment and could hold the units, preferred shares and warrants for an indefinite period of time. The purchasers received written disclosures that none of the units, the preferred shares or the common shares had been registered under the Securities Act and that any resale of such securities must be registered under the Securities Act or made pursuant to an available exemption from the Securities Act’s registration requirements.

Warrant Sale

On February 8, 2010, we issued a warrant to FundQuest Incorporated, or FundQuest, in connection with that certain platform services agreement, dated February 8, 2010, by and between the Company and FundQuest. The warrant entitles FundQuest to subscribe for and purchase              shares of our common stock, with an exercise price to be calculated as 120% of our initial public offering price.

The warrant was offered and sold to FundQuest in reliance upon Section 4(2) under the Securities Act. FundQuest qualified as an accredited investor, as defined by Rule 501 under the Securities Act.

FundQuest represented to us in connection with our issuance of the warrant that they were an accredited investor and were acquiring the warrant for investment purposes and not for distribution, that they could bear the risks of their investment and could hold the warrant and the common shares for an indefinite period of time. FundQuest received written disclosures that neither the warrant nor the underlying common stock had been registered under the Securities Act and that any resale of such securities must be registered under the Securities Act or made pursuant to an available exemption from the Securities Act’s registration requirements.

Stock option grants

As of June 30, 2010, during the three year period preceding the date of the filing of this registration statement, we had granted options to purchase 1,344,962 shares of our common stock with per share exercise prices ranging from $5.00 to $13.45 under our 2004 Stock Incentive Plan, as amended and restated effective December 30, 2004, and had issued 31,233 shares of common stock upon exercise of options under the 2004 Stock Incentive Plan.

The stock options and the common stock issuable upon the exercise of such options were issued to our employees, or directors, or to consultants and advisors providing us with services, under our 2004 Stock Incentive Plan, in reliance on the exemption from the Securities Act’s registration requirements provided by Rule 701 thereunder. All recipients of options and shares issued upon exercise of such options were given the opportunity to ask questions and receive answers from our representatives concerning our business and financial affairs. Each of the recipients that were our employees had access to such information through their employment with us.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

See the exhibit index, which is incorporated herein by reference.

(b) Financial Statement Schedules

None

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) That for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, State of Illinois, on July 1, 2010.

ENVESTNET, INC.

By:	/S/ JUDSON BERGMAN
Judson Bergman Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 1, 2010.

Name	Position

/S/ JUDSON BERGMAN Judson Bergman	Chairman and Chief Executive Officer; Director (Principal Executive Officer)

/S/ PETER D’ARRIGO Peter D’Arrigo	Chief Financial Officer (Principal Financial Officer)

* Dale Seier	Senior Vice President, Finance (Principal Accounting Officer)

* Ross Chapin	Director

* Gates Hawn	Director

* James Johnson	Director

* Paul Koontz	Director

William Kunkler	Director

* Yves Sisteron	Director

*By:	/S/ PETER D’ARRIGO
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of Envestnet, Inc.

3.2	Amended and Restated Bylaws of Envestnet, Inc.

4.1	Form of Common Stock Certificate*

4.2	Registration Rights Agreement dated as of March 22, 2004.**

4.3	First Amendment to Registration Rights Agreement dated as of August 30, 2004.**

4.4	Second Amendment to Registration Rights Agreement effective as of March 24, 2005.**

4.5	Joinder Agreements to Registration Rights Agreement.**

5.1	Opinion of Mayer Brown LLP*

10.1	Technology and Services Agreement dated as of March 31, 2008, between Registrant and FMR LLC. ‡**

10.2	First Amendment to Technology and Services Agreement dated June 26, 2008.**

10.3	Second Amendment to Technology and Services Agreement dated May 5, 2009. ‡**

10.4	Third Amendment to Technology and Services Agreement dated November 16, 2009. ‡**

10.5	Services Agreement dated December 28, 2005 between Registrant and Fidelity Brokerage Services LLC. ‡**

10.6	Services Agreement effective March 24, 2005 between Registrant and National Financial Services LLC. ‡**

10.7	Services Agreement Amendment dated effective March 2008. ‡**

10.8	Platform Services Agreement dated February 8, 2010 between Registrant and FundQuest Incorporated. ‡

10.9	Addendum to the Platform Services Agreement effective April 30, 2010. ‡**

10.10	2010 Long-Term Incentive Plan

10.11	2004 Stock Incentive Plan

21.1	List of Subsidiaries

23.1	Consent of McGladrey & Pullen, LLP

23.2	Consent of Mayer Brown LLP (included in Exhibit 5.1)*

24.1	Powers of Attorney**

*	To be filed by amendment.
‡	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been provided supplementally to the Securities and Exchange Commission.
**	Previously filed.